FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of       October      , 2002

Australia and New Zealand Banking Group Limited

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐      No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Media Release

Corporate Affairs

Level 20, 100 Queen Street

Melbourne Vic 3000

Facsimile 03 9273 4899

www.anz.com

For Release: 18 October 2002

Greg Camm becomes ANZ New Zealand Managing Director

ANZ today announced the appointment of Mr Greg Camm as Managing Director, New Zealand.

Mr Camm’s appointment follows Dr Murray Horn accepting a new senior role within the ANZ Group as Managing Director, Global Institutional Banking, based in Sydney.

ANZ Chief Executive Officer Mr John McFarlane said:  “Dr Horn has earned this exciting development opportunity having advanced ANZ’s business in New Zealand over the last four years.”

“We have made particularly strong improvements in our financial performance and in staff satisfaction, and have laid the foundation for restoring our personal customers’ faith in ANZ.  Through Murray’s leadership we have also been able to play a particularly important role in the community including his Chairmanship of the Business Round Table.

“As we move into the next phase of ANZ’s development, our challenge is to take this to the next level by providing greater management autonomy to our business in New Zealand,” Mr McFarlane said.

Mr Camm moves to New Zealand from his role as Managing Director, Mortgages, in the ANZ Group where he is also a member of ANZ’s Management Board.  Previously Greg was General Manager Retail Banking in New Zealand between 1993 and 1996.

Dr Horn’s new role involves responsibility for ANZ’s major corporate and institutional customers globally.

Commenting on the changes, Dr Horn said:  “My new role is a further development opportunity for me within the Group, however it is with some mixed feelings that I leave New Zealand.

“We have achieved strong results through the hard work and dedication of all the people at ANZ in New Zealand.  It’s been an honour to work with such a fantastic group of people and I am sad to be leaving them,” Dr Horn said.

“Greg is well regarded in the banking industry in Australasia.  He is also remembered very warmly by ANZ people and customers in New Zealand from his former assignment in New Zealand” he said.

The change is effective 1 December 2002.

For media enquiries contact:

Steve Fisher

Public Relations Manager

Tel: 09-374 4123

Email: fisherS1@anz.com

Media Release

Corporate Affairs

Level 20, 100 Queen Street

Melbourne Vic 3000

Facsimile 03 9273 4899

www.anz.com

For Release: 18 October 2002

ANZ structures specialised business oversight around customers

ANZ today announced changes in the senior management oversight of its specialist businesses to sharpen its focus on customers and around the priorities for ANZ’s future development.

•                  Elmer Funke Kupper, Managing Director, Personal Banking and Wealth Management Australia, will focus exclusively on Australia including all channels for personal customers and the ING Australia funds management joint venture.

•                   Greg Camm will move from Mortgages to become Managing Director, New Zealand, responsible for ANZ’s businesses in New Zealand.

•                   Bob Edgar will become Managing Director, Global Institutional and Investment Banking.  Dr Edgar will oversee all businesses dealing with large corporate and institutional customers including Global Institutional Banking, Global Transaction Services, ANZ Investment Banking businesses, and Asia Corporate.   Reporting to Dr Edgar, Murray Horn will become Managing Director, Global Institutional Banking based in Sydney; Mark Paton will become Managing Director, Global Transaction Services.  Mark is currently Head of Food, Beverage and Agri-business in Corporate & Institutional Banking.

•                   Graham Hodges will become Managing Director, Corporate and Small to Medium Business Australia, bringing together corporate and small business banking into a single business to harness synergies between these segments.

•                  Chris Cooper will move from Global Foreign Exchange to become Managing Director, Mortgages.  Rick Sawers, currently Group Treasurer, will become Managing Director, Global Foreign Exchange reporting to Dr Edgar.  Mr. Sawers’ replacement will be announced in due course.

•                  Grahame Miller will move from Investment Banking to Managing Director, Major Investment Programs.  Mr. Miller will be responsible for major process development projects, strategic cost programs and the project related to Basel II - the new global regulatory capital standard.

ANZ Chief Executive Officer Mr. John McFarlane said:  “Our unique specialisation strategy and our focus on executing strategy well, are making ANZ a very different bank.”

“These changes leave our specialised business structure intact, and enhance synergies between our businesses by emphasising a total customer relationship approach.  The changes will give new development opportunities for senior colleagues, introducing movement between the corporate and personal sides of the Group,” he said.

The new Group structure will be effective December 1st 2002.

For media enquiries contact:

Paul Edwards, Head of Media Relations

Tel: 03-9273 6955 or 0409-655 550, Email: edwardp12@anz.com

Attachments: ANZ Senior Management and Organisation Chart

ANZ Management Board

John McFarlane
David Boyles	Brian Hartzer
Greg Camm	Peter Hawkins
Roger Davis	Graham Hodges (New)
Chris Cooper (New)	Mark Lawrence
Bob Edgar	Peter Marriott
Shane Freeman	Grahame Miller
Elmer Funke Kupper	Elizabeth Proust

Specialised Business Heads

Personal Banking Australia	Elmer Funke Kupper
Wealth Management Australia	Craig Coleman
ING Australia	John Wylie
Corporate Banking Australia	Graham Hodges*
Small to Medium Business Australia	Graham Hodges
New Zealand Customers	Greg Camm*
Consumer Finance	Brian Hartzer
Mortgages	Chris Cooper*
Asset Finance	Elizabeth Proust
Global Institutional Banking	Murray Horn*
Global Transaction Services	Mark Paton*
Global Foreign Exchange	Rick Sawers*
Global Capital Markets	David Hornery
Global Structured Finance	Gordon Branston
Corporate Finance and Advisory	Peter Hodgson
Asia Corporate	John Winders
Asia-Pacific Consumer	Bob Lyon
Group Treasury	TBA*

* New to Role

Management Structure

ANZ Management Structure 2003

Group Leadership

Chief Executive Officer
John McFarlane

Chief Financial Officer
Peter Marriott

Group Strategic Development
Peter Hawkins

Functional Leadership

- Finance – Peter Marriott
  - Group Treasury
- Strategy – Peter Hawkins
  - Asia-Pacific Consumer
- People Capital – Shane Freeman
- Risk – Mark Lawrence
- Group Customers – Roger Davis
- Major Investment Programs – Grahame Miller
- Corporate Affairs – Gerard Brown

Business Leadership

- Personal Banking & Wealth Australia – Elmer Funke
  - Personal Banking
  - Wealth Management
  - ING Joint Venture
- Corporate/Small-Med Business Australia – Graham Hodges
  - Corporate Banking
  - Small to Medium Business
- New Zealand – Greg Camm
- Global Institutional & Investment Banking – Bob Edgar
  - Global Institutional Banking
  - Global Transaction Services
  - Global Foreign Exchange
  - Global Capital Markets
  - Global Structured Finance
  - Corporate Finance & Advisory
  - Asia Corporate
- Consumer Finance – Brian Hartzer
- Mortgages – Chris Cooper
- Asset Finance – Elizabeth Proust

Operations Technology and Shared Services
David Boyles

Company Secretary’s Office

Level 6, 100 Queen Street

Melbourne VIC 3000

Phone 03 9273 6141

Fax 03 9273 6142

www.anz.com

4 October 2002

Company Announcements

Australian Stock Exchange

Level 10

20 Bond Street

Sydney NSW 2000

Australia and New Zealand Banking Group Limited

This is to provide formal advise to the Australian Stock Exchange that Ms Jane Slatter has resigned as a Secretary of the Company effective 4 October 2002 following her decision to relocate overseas with her family.

The formal position of Secretary of the Company continues to be held by Mr Peter Marriott, Mr Tim Paine and Mrs Karen Phillips.

Yours faithfully

Peter Marriott

Company Secretary

Australia and New Zealand

Banking Group Limited

ABN 11 005 357 522

Consolidated Financial Report

Dividend Announcement

and Appendix 4B

Full year

30 September 2002

FOR PRIORITY TRANSMISSION

Name of Company:	Australia and New Zealand Banking Group Limited
ABN 11 005 357 522

Report for the year ended 30 September 2002

A$ million

Group operating revenue	6,988

Operating profit after tax and outside equity interests	2,322

Final dividend per ordinary share, fully franked at 30% tax rate	46 cents

Record date for the final dividend	7 November 2002

Payment date for the final dividend	13 December 2002

The final dividend will be payable to shareholders registered in the books of the Company at close of business on 7 November 2002.  Transfers must be lodged before 5:00 pm on that day to participate.

ANNOUNCEMENT TO THE MARKET

Name of Company:	Australia and New Zealand Banking Group Limited
ABN 11 005 357 522

Report for the year ended 30 September 2002

				A$ million

Group operating revenue	up	9%	to	6,988

Operating profit after tax attributable to members	up	24%	to	2,322

Extraordinary items after tax attributable to members		Nil		Nil

Operating profit and extraordinary items after tax Attributable to members	up	24%	to	2,322

Final dividend per ordinary share, fully franked at 30% tax rate (previous corresponding period: 40 cents, fully franked at 34% tax rate)				46 cents

Record date for the final dividend			7 November 2002

Media Release

Corporate Affairs

Level 20, 100 Queen Street

Melbourne Vic 3000

Telephone 03 9273 6190

Facsimile 03 9273 4899

www.anz.com

For Release:  24 October 2002

ANZ delivers consistent earnings growth

Australia and New Zealand Banking Group Limited (ANZ) today announced a record operating profit after tax and excluding significant transactions of $2,168 million for the year ended September 2002, up 16% on 2001 (FY2001 $1,870 million).

Results Summary (excluding significant transactions)

•             2002 Full year operating profit after tax of $2,168 million, up 16%

•             Earnings per ordinary share up 17% to $1.37 per share

•             Return on ordinary shareholders’ equity of 21.6% up from 20.2%

•             Final dividend 46 cents.  Full year dividend 85 cents, up 16%

•             Cost income ratio 46% down from 48%

All comparisons with Full Year 2001.

Earnings including significant transactions were $2,322 million up 24%. Significant transactions after tax involved: profit of $170 million on sale of businesses to ING Australia JV; recovery of $159 million on settlement of National Housing Bank litigation; and special provision of $175 million to increase the general provision for doubtful debts.

ANZ Chairman, Mr Charles Goode said: “This is a strong result that highlights the consistency of ANZ’s earnings growth, achieved at the same time as lowering our risk profile.  Management and staff are to be congratulated.”

“During the year we took steps to further strengthen corporate governance.  This included a new policy in respect to the relationship with our auditor and having ANZ’s internal audit function report to the Chairman of the Board Audit Committee.

“We have better aligned the use of executive options with shareholders’ interests by linking the exercise price to movements in the S&P/ASX 200 Banks Accumulation Index (excluding ANZ).  This ensures executives are rewarded only when ANZ out-performs its peers and the reward is only the value of the out-performance.

“We have also shown the impact of expensing options issued to employees and expect to formally change our accounting to reflect this following necessary changes to accounting standards and taxation laws,” Mr Goode said.

Chief Executive Officer, Mr John McFarlane said: “Our specialisation strategy and the consistency of our performance is creating a very different bank.  We have delivered on our promises.”

“ANZ’s specialised businesses continue to produce good results with 14 out of 16 increasing their profits during the year, the majority with double-digit earnings growth.

“For five years we have been working towards creating a high-performance organisation with sustainable growth at low risk.

“The challenge ahead is to build on our foundation of consistent performance to take ANZ to a new level for shareholders, staff, customers and the community.  We will do this by reinventing the business and creating an organization based to a far greater extent on growing our revenue and customer base, at low-risk.

“This will require us to continue to improve productivity to allow us to invest in future growth, while maintaining good earnings performance.

“Our 2003 financial targets are unchanged.  Looking further ahead however the environment is likely to be more challenging with fewer opportunities to achieve double-digit earnings growth in our specialist businesses.  However, by creating a very different bank we have substantially improved our capacity to succeed and deliver against market expectations over the next three years,” Mr McFarlane said.

For media enquiries, contact:	For analyst enquiries, contact:
Paul Edwards	Philip Gentry
Head of Group Media Relations	Head of Investor Relations
Tel: 03-9273 6955 or 0409-655 550	Tel: 03-9273 4185 or 0411-125 474
Email: edwardp12@anz.com	Email: gentryp@anz.com

ANZ’s 2002 Annual Results are available on www.anz.com

1

Chief Executive Officer’s Review

2002 Annual Results

We have again delivered on our commitments to shareholders

I am pleased to report that ANZ has produced another consistent result in what has been a very difficult year for banks around the world.

This year we exceeded all of our financial targets.  Once again we reported a record profit, up 16% on 2001.  When we include one-off significant transactions, profit was up 24%.  Earnings per share rose by 17%, and by 25% after significant transactions.

Return on equity rose to 21.6% (23.2% including significant transactions) from 20.2%, and our cost-income ratio improved to 46% from 48%.

The second half performance was roughly equivalent to the first half, after adjusting for the tax rate change and the increase in goodwill amortisation arising from the new wealth management and insurance joint venture with ING.

In the 2002 result, significant transactions added a net $154 million after tax.  In the second half we made a $170 million gain on the creation of the joint venture with the ING Group.

We also ended the year with strong capital and general reserves, and maintained our strong credit rating.

ANZ – a different bank

Our specialisation strategy is distinctive.  This year’s performance reinforces the benefits of our distinctive strategy and our increasing reputation for execution.

This capacity reflects the changes we have made in recent years to reduce risk, to achieve global industry-leading productivity, to build a balanced and sustainable business mix and to evolve a high performance culture.

Our specialised businesses continue to produce good results with 14 out of 16 increasing their profits during the year.  While the new joint venture with ING has been impacted by the difficult market conditions that exist in this segment, it is performing respectably.  Integration is on track.

During the year, many banks around the world suffered as a result of corporate failures.  ANZ was impacted by losses from Enron and Marconi, which were disappointing, but we were able to absorb them.  We have reduced the likelihood of similar losses reoccurring, by reducing the scope of our international corporate and investment banking activities and cutting individual customer concentration limits.

2

Moving from “perform” to “perform and grow”

Our vision is to generate sustainable returns and growth at low risk.  Over the last five years we have made considerable progress in reshaping the organisation to this end.

In the years ahead, our challenge is to maintain good financial performance at low-risk, and to grow our revenue and customer base.  To achieve this we need to establish stronger relative positions in our core businesses in Australia and New Zealand, and selectively overseas.  We are currently well positioned in our Corporate, Institutional and Investment Banking businesses, and in Credit Cards and Asset Finance.  Going forward we need to develop similar relative strengths in Personal Banking, Mortgages, Small to Medium Business, and in Wealth Management.

Internationally we will continue to seek opportunities to expand our franchise in the Pacific.  In Asia we will consider opportunities to establish more modest, lower risk growth options, principally in consumer banking for longer-term growth.

These initiatives will require us to continue to grow our expenses and invest in future growth, while maintaining acceptable earnings performance.

Staff satisfaction and culture have improved dramatically

The investment we have made in our people and culture has resulted in staff satisfaction rising by 16% in 2002, the largest annual increase we have experienced.  78% of staff are now satisfied with ANZ, compared with around 50% five years ago.  Over 80% of staff completed the survey, again the highest ever.  During the year, 4,200 of our people participated in  “Breakout”, our cultural transformation program, and we expect 6,000 will participate in 2003.

We are also experiencing a dramatic improvement in new people looking for a career with ANZ.  Last year, we had around 3,000 applicants for our graduate recruitment program.  This year it was around 11,000.

Earning the trust of our customers and the community

The strength of our relationships with corporations is generally recognised, but it is very clear that we need to do more to improve relationships with personal customers,  small to medium businesses, and with the wider community.

In 2002 we launched “Restoring Customer Faith” in Victoria and New Zealand.  This program decentralises our consumer banking business into small, community-based businesses, each with a local CEO.  We launched simpler, lower-cost transaction accounts for our personal customers.  Initial results are very encouraging and we have seen a rise in new customers and a fall in customer turnover.  Customer satisfaction and retention in the pilot programs rose, as did staff satisfaction, and there are early signs of significant improvement in financial performance in the pilot areas.

We have also appointed a senior Customer Advocate as part of the Office of the Chief Executive.  We updated our Customer Charter, with ten charter promises for our customers, and we are publishing our performance in our annual report.  For the second year we will also publish the customer satisfaction ratings for our businesses.

3

Increasingly, our people are engaged through volunteering leave and support from the ANZ Community Fund.  These actions that we are taking in the communities in which we operate are gradually improving the image of ANZ in the wider community.

We have maintained high governance standards

2002 has been a year of increased focus on the integrity and governance of corporations.  During the year, the Board undertook a review of governance procedures and strengthened ANZ’s governance process, disclosure levels and transparency.  These included a new policy covering ANZ’s relationship with its auditor and new reporting arrangements for the company’s internal audit function that sees it report directly to the Board Audit Committee.

This year has also seen a desire that options should be expensed.  For the first time, we have included a schedule showing the impact that this would have on our 2002 results.   It is our aim to treat options as a full expense in the year they are granted, once we have an approved accounting standard together with government clarification that the taxation treatment will be neutral.

We are equally conscious of the debate on the use of options as part of senior executive remuneration.  We have decided that options have a legitimate place in executive compensation, provided the value allocated is reasonable, the value is disclosed, and their nature is aligned with the interests of shareholders.

In the second half, we restructured the long-term incentive scheme for senior executives to be more in line with shareholder sentiment and interests.  We reduced the value of options granted and increased the use of deferred stock.  The use of traditional options where senior executives could benefit from a general rise in bank stock prices was disbanded.  In its place we will use a new type of option which links the exercise price to movements in the S&P/ASX 200 Banks Accumulation Index excluding ANZ.  This ensures executives are only rewarded when ANZ out-performs its peers and the reward is only the value of the out-performance.

We are leaving our 2003 targets unchanged

Global economic prospects for the year ahead are likely to remain subdued.  Closer to home however, we expect the Australian and New Zealand economies to continue to perform steadily.

The housing market is overheating and is prone to decline.  There is also a reasonable expectation of an upswing in business credit to offset this, although, the pacing of these may not be perfectly aligned.  Domestic interest rates are likely to pursue a neutral to upwards bias.  Taken together, we expect to see an increase in domestic consumer default, but not sufficient to create severe credit difficulties in either the corporate or consumer sectors.  Further, we expect any such impact to be lagged, impacting 2004 and beyond rather than 2003.  Also for 2004, as we separately announced, we expect a $40m after tax profit decline from the recently announced changes in credit card interchange and increase in the costs of loyalty programs.  In 2003, credit losses from the international corporate sector, while cyclically high, are likely to be below 2002 levels.

4

Over the past few years, ANZ has been through one of its most successful periods in its history.  We have also been through one of our most challenging periods in the context of external risks.  All of this has helped to strengthen our capacity to be successful in different environments.

Looking ahead, the coming years are likely to become more challenging, but we remain confident of our ability to perform relatively well.

For 2003 our initial internal forecasts lie marginally below our 10%+ earnings per share target, however this is not unusual at this early stage in the year and is consistent with our philosophy of managerial stretch.  Accordingly our target earnings per share growth for 2003 remains unchanged.

5

ANZ Group Management Structure

GROUP LEADERSHIP

Chief Executive Officer
John McFarlane

Group	Group Strategic	Group		Group People	Major Investment	Operations, Technology
Finance	Development	Customers	Group Risk	Capital	Programs	& Shared Services
Peter Marriott	Peter Hawkins	Roger Davis	Mark Lawrence	Shane Freeman	Grahame Miller	David Boyles

Group Treasury	Asia Pacific Personal

SEGMENT LEADERSHIP

ANZ New Zealand Greg Camm	Consumer Finance Brian Hartzer

Mortgages Chris Cooper	Corporate and Small-Medium Business Graham Hodges

Global Institutional and Investment Banking
Bob Edgar

Global Institutional Banking
Global Transaction Services
Global Foreign Exchange
Global Capital Markets
Corporate Financing and Advisory
Global Structured Finance

Asset Finance Elizabeth Proust
Asia Corporate

Personal Banking and Wealth Management Australia Elmer Funka Kupper Personal Banking Australia Wealth Management ING Joint Venture

Australia and New Zealand Banking Group Limited

ABN 11 005 357 522

CONSOLIDATED FINANCIAL REPORT AND DIVIDEND ANNOUNCEMENT

Year ended 30 September 2002

CONTENTS

HIGHLIGHTS

FINANCIAL HIGHLIGHTS
Net Profit
Net Profit Reconciliation
Profit excluding profit on sale of businesses to joint venture, NHB recovery and special general provision for doubtful debts
Performance Measurements
Statement of Financial Position
Assets and Capital

CHIEF FINANCIAL OFFICER’S REVIEW
Overview
Business Segment Performance
Geographic Segment Performance

RISK MANAGEMENT

COUNTRY EXPOSURES

FIVE YEAR SUMMARY

CONSOLIDATED FINANCIAL STATEMENTS – TABLE OF CONTENTS

DEFINITIONS

ALPHABETICAL INDEX

All amounts are in Australian dollars unless otherwise stated. The information on which this announcement is based has been reviewed by the Group’s auditors, KPMG. The Company has a formally constituted Audit Committee of the Board of Directors. This report was approved by resolution of a Committee of the Board of Directors on 24 October 2002.

Additional voluntary disclosures
• Additional disclosures on business units
• Impact of expensing employee options
• Critical accounting policies
• Deferred acquisition costs and capitalised software
• Power and Telecommunications exposures

HIGHLIGHTS

CHIEF EXECUTIVE OFFICER John McFarlane

Annual Results	Comparative Sep ’01	Change
• Net profit after tax $2,322 million	$1,870m	24% increase
• Earnings per ordinary share 147.3 cents	117.4 cents	25% increase
• Return on ordinary shareholders’ equity 23.2%	20.2%	up 3.0%
• Final dividend 46 cents, interim 39 cents	40 cents	6 cents increase
• EVA $1,475 million	$1,275m	16% increase

Significant transactions

•                   Profit after tax of $170 million on sale of businesses to joint venture with ING Group (2nd half)

•                   Litigation with India’s National Housing Bank (NHB) settled, with recovery of $248 million before tax ($159 million after tax) (1st half)

•                   Special provision of $250 million to increase general provision for doubtful debts ($175 million after tax) (1st half)

Proforma annual results (adjusted for significant transactions)	Comparative Sep ’01	Change
• Net profit after tax $2,168 million	$1,870m	16% increase
• Earnings per ordinary share 137.0 cents	117.4 cents	17% increase
• Return on ordinary shareholders’ equity 21.6%	20.2%	up 1.4%
• Non Interest income $2,796 million	$2,573	9% increase
• Cost to income 46.0%	48.0%	down 2.0
• Provisioning levels increased, mainly from Marconi and Enron defaults
• Net specific provisions $728 million	$520m	40% increase
• Economic loss provision $610 million	$531m	15% increase

Impact of expensing options and shares issued under $1,000 employee share plan

Sep ’02
$ million
Net profit after tax	2,322
Expense attributable to:
Options issued to Management Board	(7)
Options issued to general management	(19)
Shares issued under $1,000 employee share plan	(18)
(44)
Revised profit after tax	2,278
Revised EPS	144.4 cents

Half year results	Comparative Mar ‘02	Change
• Net profit after tax $1,272 million	$1,050m	21 increase	%
• Net profit excluding significant transactions $1,102 million	$1,066m	3 increase	%
• Net profit excluding significant transactions and goodwill amortisation $1,130 million	$1,076	5 increase	%
• Earnings per ordinary share 81.0 cents	66.3 cents	22 increase	%
• Return on ordinary shareholders’ equity 24.8%	21.6%	up 3.2%
• Cost to income ratio (excluding significant transactions) 45.5%	46.5%	down 1%
• Net specific provisions $362 million	$366m	1 decrease	%

FINANCIAL HIGHLIGHTS

Net Profit

	Half year Sep 02	Half year Mar 02	Movt Sep 02 v. Mar 02	Full year Sep 02	Full year Sep 01	Movt Sep 02 v. Sep 01
	$ M	$ M	%	$ M	$ M	%
Net interest income	2,053	1,965	4%	4,018	3,833	5%
Other operating income	1,561	1,409	11%	2,970	2,573	15%
Operating income	3,614	3,374	7%	6,988	6,406	9%
Operating expenses	(1,575)	(1,330)	18%	(2,905)	(3,092)	-6%
Profit before debt provision	2,039	2,044	—	4,083	3,314	23%
Provision for doubtful debts	(309)	(551)	-44%	(860)	(531)	62%
Profit before income tax	1,730	1,493	16%	3,223	2,783	16%
Income tax expense	(457)	(441)	4%	(898)	(911)	-1%
Outside equity interests	(1)	(2)	-50%	(3)	(2)	50%
Net profit attributable to members of the Company	1,272	1,050	21%	2,322	1,870	24%

Net Profit Reconciliation
Profit excluding profit after tax from sale of businesses to joint venture NHB recovery and special general provision for doubtful debts	1,102	1,066	3%	2,168	1,870	16%
Special general provision for doubtful debts after tax	—	(175)	-100%	(175)	—	n/a
Recovery from NHB litigation after tax	—	159	-100%	159	—	n/a
Profit on sale of businesses to ING joint venture after tax	170	—	n/a	170	—	n/a
Net profit attributable to members of the Company	1,272	1,050	21%	2,322	1,870	24%

Profit excluding profit on sale of businesses to joint venture, NHB recovery and special general provision for doubtful debts

	Half year Sep 02	Half year Mar 02	Movt Sep 02 v. Mar 02	Full year Sep 02	Full year Sep 01	Movt Sep 02 v. Sep 01
	$ M	$ M	%	$ M	$ M	%
Net interest income	2,053	1,965	4%	4,018	3,833	5%
Other operating income	1,387	1,409	-2%	2,796	2,573	9%
Operating income	3,440	3,374	2%	6,814	6,406	6%
Operating expenses	(1,575)	(1,578)	—	(3,153)	(3,092)	2%
Profit before debt provision	1,865	1,796	4%	3,661	3,314	10%
Provision for doubtful debts	(309)	(301)	3%	(610)	(531)	15%
Profit before income tax	1,556	1,495	4%	3,051	2,783	10%
Income tax expense	(453)	(427)	6%	(880)	(911)	-3%
Outside equity interests	(1)	(2)	-50%	(3)	(2)	50%
Net profit adjusted for significant transactions	1,102	1,066	3%	2,168	1,870	16%

Performance Measurements

	Half year Sep 02	Half year Mar 02	Full year Sep 02	Full year Sep 01
	$ M	$ M	$ M	$ M
Profitability ratios
Return on:
Average ordinary shareholders’ equity(1)	24.8%	21.6%	23.2%	20.2%
Average ordinary shareholders’ equity(1) excluding significant transactions(3)	21.3%	22.0%	21.6%	20.2%
Average assets	1.43%	1.18%	1.30%	1.07%
Average risk weighted assets	1.83%	1.53%	1.68%	1.39%
Total income	19.6%	17.1%	18.4%	13.7%
Net interest average margin	2.79%	2.75%	2.77%	2.77%
Profit per average FTE ($)	56,011	46,464	102,246	82,667
Efficiency ratios(2)
Operating expenses to operating income (excluding significant transactions(3))	45.5%	46.5%	46.0%	48.0%
Operating expenses to operating income	43.3%	39.1%	41.3%	48.0%
Operating expenses (excluding significant transactions)(3) to average assets	1.8%	1.8%	1.8%	1.8%
Operating expenses to average assets	1.8%	1.5%	1.6%	1.8%
Debt provisioning
Economic loss provisioning ($M)	309	301	610	531
Special general provision charge ($M)	—	250	250	—
Net specific provisions ($M)	362	366	728	520
Earnings per ordinary share (cents)
Earnings per ordinary share (basic)	81.0	66.3	147.3	117.4
Earnings per ordinary share (diluted)	80.6	66.0	146.6	117.0
Earnings per ordinary share (basic) excluding significant transactions(3)	69.6	67.4	137.0	117.4
Earnings per ordinary share (basic) excluding significant transactions(3) and goodwill amortisation	71.5	68.1	139.6	118.5
Ordinary share dividends (cents)
Interim - 100% franked (Mar 02: 100% franked)	n/a	39	39	33
Final - 100% franked (Sep 01: 100% franked)	46	n/a	46	40
Dividend payout ratio	57.0%	58.9%	57.8%	62.0%
Preference share dividend
Dividend paid ($M)	57	60	117	119

EVA™
Profit (excluding ING notional goodwill) after tax excluding significant transactions(3)	1,120	1,066	2,186	1,870
Imputation credits	232	217	449	477
Risk adjusted profit	1,352	1,283	2,635	2,347
Cost of capital	(538)	(505)	(1,043)	(953)
Cost of preference share capital	(57)	(60)	(117)	(119)
EVA™	757	718	1,475	1,275

(1).    Ordinary shareholders’ equity excluding outside equity interests

(2).    Excluding goodwill amortisation

(3).    Significant transaction during the half year ended 30 September, 2002 was sale of businesses to INGA joint venture; during half year ended 31 March, 2002 were NHB recovery and special general provision for doubtful debts

Statement of Financial Position

	As at Sep 02	As at Mar 02	As at Sep 01	Movt Sep 02 v. Sep 01	Movt Sep 02 v. Mar 02
	$M	$M	$M	%	%
Assets
Liquid assets	7,410	6,752	7,794	-5%	10%
Due from other financial institutions	3,815	3,468	4,829	-21%	10%
Trading and investment securities	9,482	7,905	8,314	14%	20%
Net loans and advances including acceptances	145,856	139,779	137,981	6%	4%
Other	16,542	18,685	26,575	-38%	-11%
Total assets	183,105	176,589	185,493	-1%	4%
Liabilities
Due to other financial institutions	10,860	8,215	12,690	-14%	32%
Deposits and other borrowings	113,297	105,616	104,874	8%	7%
Liability for acceptances	13,796	14,512	14,324	-4%	-5%
Bonds and notes	14,708	14,437	15,340	-4%	2%
Other	18,979	23,006	27,714	-32%	-18%
Total liabilities	171,640	165,786	174,942	-2%	4%
Total shareholders’ equity	11,465	10,803	10,551	9%	6%

Assets and Capital

	As at Sep 02	As at Mar 02	As at Sep 01	Movt Sep 02 v. Sep 01	Movt Sep 02 v. Mar 02
				%	%
Total assets ($M)	183,105	176,589	185,493	-1%	4%

Risk weighted assets ($M)	141,390	135,418	139,129	2%	4%

Shareholders’ equity(1) (2) ($M)	11,448	10,789	10,538	9%	6%
Total advances ($M)	149,390	142,934	141,800	5%	5%
Specific provisions ($M)	(585)	(589)	(500)	17%	-1%
Net advances ($M)	148,805	142,345	141,300	5%	5%
Net tangible assets per ordinary share ($)	6.58	6.14	5.96	10%	7%
Net tangible assets attributable to ordinary shareholders ($M)	9,893	9,191	8,875	11%	8%
Total number of ordinary shares (M)	1,503.9	1,495.7	1,488.3	1%	1%

Capital adequacy ratio (%)
Inner Tier 1	6.9%	6.8%	6.4%	9%	3%
Tier 1	7.9%	7.8%	7.5%	6%	1%
Tier 2	2.8%	3.1%	3.3%	-15%	-9%
Total	9.5%	10.4%	10.3%	-8%	-9%
Adjusted common equity ($M)	8,123	8,522	8,257	-2%	-5%
% of risk weighted assets (%)	5.7%	6.3%	5.9%	-3%	-9%

General provision ($M)	1,496	1,546	1,386	8%	-3%
General provision as a % of risk weighted assets	1.06%	1.14%	1.00%	6%	-7%
Non-accrual loans ($M)
Non-accrual loans	1,203	1,357	1,260	-5%	-11%
Specific provisions	(575)	(524)	(490)	17%	10%
Net non-accrual loans	628	833	770	-18%	-25%
Specific provision as a % of total non-accrual loans	47.8%	38.6%	38.9%	23%	24%
Total provisions(3) as a % of non-accrual loans	172.2%	152.5%	148.9%	16%	13%
Net non-accrual loans as a % of net advances	0.4%	0.6%	0.5%	-23%	-28%
Net non-accrual loans as a % of shareholders’ equity(4)	5.5%	7.7%	7.3%	-25%	-29%
Other information
Full time equivalent staff (FTE’s)	22,482	22,737	22,501	—	-1%
Assets per FTE ($M)	8.1	7.8	8.2	-1%	4%
Market capitalisation of ordinary shares ($M)	26,544	26,579	23,783	12%	—

(1). Excludes outside equity interests

(2). Includes preference share capital of $1,375 million (Mar 2002: $1,410 million; Sep 2001: $1,526 million)

(3). General provision plus specific provisions on non-accrual loans

(4). Includes outside equity interests

CHIEF FINANCIAL OFFICER’S REVIEW

CHIEF FINANCIAL OFFICER Peter Marriott

Overview

Australia and New Zealand Banking Group Limited (ANZ, or the Group) recorded a profit after tax of $2,322 million for the year ended 30 September 2002, an increase of 24% over the September 2001 year.  Earnings per ordinary share were 25% higher, at 147.3 cents, and return on ordinary shareholders’ equity was up from 20.2% to 23.2%.

Net profit after tax was impacted by three significant items:

•                  In January 2002, the Group settled its long standing litigation with National Housing Bank in India (NHB).  This resulted in the recovery of $248 million ($159 million after tax), from the net amount of $575 million, which had been provided when the Group sold Grindlays to Standard Chartered Bank.

•                  In March 2002, following an assessment of the general provision balance, a special provision for doubtful debts of $250 million ($175 million after tax) was charged in order to restore the provision balance to an appropriate level in the current environment of unexpected investment grade defaults.

•                  In April 2002, certain life and general insurance and funds management businesses were sold to a joint venture with ING Group, and a 49% interest in the joint venture was acquired.  A profit after tax of $170 million arose on sale of the businesses.  This is slightly lower than the estimated $180 million advised at the time of sale due to higher exit and clawback provisions.

Profit after tax for the year excluding these items was $2,168 million, an increase of 16% over the September 2001 year.  Adjusting for the 4% reduction in the Australian corporate tax rate, profit after tax increased by 11%.  Key influences on the operating result for the year were:

•                  Growth of 5% in net interest income.  Changes in the funding mix (deposits grew by $4 billion in the Personal businesses, and by $4 billion in the Corporate businesses) assisted this growth.  Net lending assets grew by $7.5 billion overall, with growth of $8.9 billion in Mortgages offset by a $2.7 billion decline in Corporate and Investment bank lending assets.

•                  A 9% increase in other operating income.  Lending fees grew by 11%, principally from an increased range of specialist services in Corporate businesses.  Non-lending fees grew principally from higher transaction volumes in Consumer Finance.

•                  Expenses increased by 2% (3% adjusting for sale of businesses to INGA joint venture).  Personnel numbers were held steady.  Increases in computer expenses were primarily driven by increased software amortisation.

•                  The provision for doubtful debts increased by 15%.  While the ELP charge to operating segments was relatively stable, central charges were taken in each half as a conservative measure to reflect higher levels of default in our UK and US portfolios.  The recent collapses of previously investment grade corporates, and the uncertain economic outlook, have influenced the level of central provisioning.

Equity instruments issued to employees

Under current Australian Accounting Standards, certain equity instruments issued to employees are not required to be expensed.  The Group does not presently expense shares issued to employees under the $1,000 scheme, nor options issued to employees.

The absence of accounting guidance in this area, and the current Australian taxation legislation leads to the possibility of share capital becoming tainted, for tax purposes, should these equity instruments be expensed.  Accordingly it has not been possible to change our accounting to expense these items.  It is expected that changes will be made shortly to both accounting standards and taxation laws to overcome these impediments.  The impact of expensing these equity instruments issued to employees is shown below and detailed on page 73:

	Actual 2002	After expensing $1,000 share and options 2002
NPAT	$2,322m	$2,278m
EPS	147.3 cents	144.4 cents

Comparison of September 2002 half year with the March 2002 half year

Profit after tax for the September half year, excluding the profit on sale of businesses to the joint venture, was $1,102 million.  This was 3% higher than the March half year, excluding the NHB recovery and the special provision for doubtful debts.  Excluding amortisation of notional goodwill on the INGA joint venture, “cash earnings” increased 5% demonstrating continued earnings momentum.

Features of the second half

Key factors effecting the second half were:

•                  Official interest rates in Australia and New Zealand rose by 0.5% and 1% respectively during the half and the financial markets anticipate further rises.  This benefited the net interest margin of our deposit-taking businesses (principally Personal Banking), but reduced the net interest margin in our Mortgages, Consumer Finance and Group Treasury businesses.

•                  Overall net interest margin increased by 4 basis points, with improved spread.

•                  Lending growth of 4.5% was driven principally by strong home loan growth of 8.3% reflecting the focus of increasing our portfolio towards consumer.

•                  Deposit volume growth was again sufficient to fund lending growth without securitising mortgage assets.

•                  Non interest income fell by $22 million.  Adjusting for the sale of ANZ Funds Management business, income increased $50 million or 4% (including $18 million of goodwill amortisation).

•                  Operating expenses were impacted by increasing software amortisation, initiatives in cards programs, and from the first half, acquisitions in the Pacific.  The sale of the ANZ Funds Management business to the INGA joint venture reduced costs by $31 million meaning that the underlying increase in costs was 1.8%.

Our focus going forward remains investment in more attractive sectors to grow income, whilst continuing to maintain a healthy buffer between income growth and cost growth and thus continuing to moderately lower the cost income ratio.

Major Projects

Major projects being undertaken across the Group are designed to streamline our processes and to improve our interaction with customers.  Our programs leverage the value of technology to create better ways to work and to serve our customers.  During the second half, the Group:

•                  Implemented a new general ledger across Australia and New Zealand, as part of the Common Administrative System (CAS).  The final part of CAS, payroll services, will roll out in Australia and New Zealand during the next 6 months.  Accounts payable, procurement, fixed assets management and human resources management are already operating on CAS.

•                  Completed the implementation of the new back office processing system for cards, VisionPlus.  This system provides increased flexibility to develop and implement new products.

•                  Development of the new technology system for our branch network, including a branch sales platform, continued.  This project will improve our general banking processes, and will better support our front line staff and our Restoring Customer Faith program.

•                  The Payments Transformation Project will simplify the payments architecture of the Bank by replacing a range of existing payments processing applications and functions with a single integrated vendor solution.

•                  Our Restoring Customer Faith program is an initiative designed to radically transform our approach to the business of branch banking.  The program aims to enable a customer-centric ownership culture that drives the transformation of the branch network.  The model is initially being implemented in Victoria and New Zealand.  The organisational model empowers our frontline staff, cuts bureaucracy and builds customer and staff advocacy.

•                  Completed the replacement of merchant EFTPOS terminals for the new smart-chip enabled credit cards.

•                  Restructured the Telstra and Qantas Visa card loyalty structure and administration.

•                  Progressed the upgrade of all PC hardware to Windows 2000 compatible hardware to enhance security and enable centralised and standardised management.

Restructuring expenditure against the provision raised at September 2000 was $37 million in the half and $105 million for the full year (total spend to date $361 million, ie. fully utilised).  The remaining central restructuring balance of $95 million represents on-going restructuring programs to which we are committed and has been funded from annual profits.

Approximately one-third of the original restructuring provision has been used for redundancies and the balance for surplus lease space, EDP hardware write offs (Windows 2000 and EFTPOS terminals), payout costs, write off on fittings on refurbishment and restructuring program costs.  Benefits from these programs are estimated to be two-thirds costs and one-third revenue enhancement and the efficiencies from these programs have contributed to ANZ’s leading cost income ratio.

The Group has capitalised the development of software for major projects.  As at 30 September, 2002, the balance of software capitalised was $419 million ($303 million at September 2001).  Software is amortised over 3 to 5 years, commencing on the date of implementation (the only exception is the branch network platform, which is amortised over 7 years).  During the second half, software amortisation of $27 million was recognised.  The software amortisation charge is expected to approach $90 million for the 2003 full year.  The build up in capitalised projects has been at a time when the Group has had an unusually high number of long term infrastructure projects.

Balances of amounts capitalised for major projects include:

$ million
Branch Sales and Service Platform and Telling - new technology platform for our branches, including telling	91
Common Administrative System - web based administration system	69
VisionPlus - Cards processing platform	34
Yuetsu - back office processing for Esanda	30

CVM - single view of customer database	28
Middleware - allows better communication between host systems and applications	16
Mortgages Origination System - streamline mortgage processing	13
Payments Transform - simplifying payments architecture	13

Tandem - replacement of current EFTPOS/ATM infrastructure	13
STP Mortgages - straight through processing for mortgages	11
Contact Centre - consolidation of call centres	10

Risk

The Group economic loss provision (ELP) was $610 million, compared with $531 million in the year to September 2001. A new methodology implemented in the first half of 2002 has enhanced our measurement of corporate credit risk, and allowed more accurate risk assessment in the Consumer Finance portfolios.

The ELP charge to operating segments remained stable at $538 million in the year to September 2002. ELP reduced slightly in the Personal portfolios offset by an increase in risk in the offshore investment banking portfolio.

In addition to the $250 million special provision taken in March 2002 (refer page 7), a charge of $72 million (5 basis points) was taken centrally. This charge recognises the continued uncertainty in the international economic outlook, and is based on moving the credit profile of our offshore structured finance portfolio down one grade on our internal rating scale (equivalent to increasing the expected default percentages by approximately 150%) to reflect the higher incidence of downgrade and default evident in the portfolio. We do not expect to see a significant decrease in our ELP charge until there is evidence that the level of unexpected losses have reduced. Excluding the $250 million special provision, the ELP rate increased over the year to 43 basis points compared to 38 basis points for the September 2001 year.

Net specific provisions were $728 million, up from $520 million in the September 2001 year. A small number of large single name losses in the United Kingdom and Americas portfolios caused the increase with provisions in the Australia and New Zealand portfolios falling by 30% or $153 million over the year. Provisions on formerly investment grade names dominated the total net specific provisions including Marconi and Enron which alone accounted for 43% of the total net specific provisions (64% of Corporate businesses net specific provisions).

Net non-accrual loans were $628 million at September 2002 compared with $770 million at September 2001 with new non-accruals principally from former investment grade names in the UK and US. The general provision balance at 30 September 2002 was $1,496 million (1.06% of risk weighted assets), compared with $1,386 million (1.00% of risk weighted assets) at 30 September 2001.

Capital management

The Group’s Tier 1 ratio increased in the half to 7.9%.  The total capital adequacy ratio remains strong at 9.5%, with a small reduction in the Tier 2 ratio and an increase in deductions.

Following the establishment of the joint venture with ING Group, our principal focus is Adjusted Common Equity, defined as the Tier 1 capital, less preference shares and deductions of investments in funds management subsidiaries from total capital.  Over the September 2002 half, Adjusted Common Equity decreased from 6.3% to 5.7% of risk weighted assets, however remains at the top of our target range of 5.25% to 5.75%.  The investment in the joint venture, which was funded from internal resources, has increased the deductions from capital, as shown in the table below.

	Sep 02	Mar 02	Sep 01	Mar 01
	$B	$B	$B	$B
Tier 1	11.2	10.6	10.4	10.0
Preference Shares	(1.4)	(1.4)	(1.5)	(1.5)
Deductions	(1.7)	(0.7)	(0.6)	(0.3)
Adjusted Common Equity ($B)	8.1	8.5	8.3	8.2
% of risk weighted assets	5.7%	6.3%	5.9%	6.0%

The Group is managed to maximise value for our shareholders.  One measure of shareholder value is EVATM (Economic Value Added) growth relative to prior periods.  EVATM for the year ended 30 September 2002 was $1,475 million, up from $1,275 million for the year ended 30 September 2001.  EVA™ for the September 2002 half was $757 million, compared with $718 million for the March 2002 half.

EVATM is a measure of risk adjusted accounting profit.  It is based on operating profit after tax, adjusted for one-off items, the cost of capital, imputation credits and economic credit costs.  Of these, the major component is the cost of capital, which is calculated on the risk adjusted or economic capital at a rate of 11%.

At ANZ, economic capital is the equity allocated according to a business unit’s inherent risk profile.  It is allocated for several risk categories including: credit risk, operating risk, interest rate risk, basis risk, mismatch risk, investment risk, trading risk and other risk.  The methodology used to allocate capital to business units for risk is designed to help drive appropriate risk management and business strategies throughout the Group.

EVATM is a key measure for evaluating business unit performance and correspondingly is a key factor in determining the variable component of remuneration packages.  Business unit results are equity standardised, by eliminating the impact of earnings on each business unit’s book capital and attributing earnings on the business unit’s risk adjusted or economic capital.

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Business Segment Performance

Analysis of the segment and business unit results appears on pages 15 to 55.  The principles used to compile business unit results are explained in the glossary on page 122.

Net profit for each business is determined after service transfer pricing and equity standardisation.

The Group from time to time modifies the organisation of its businesses to enhance the focus on delivery of specialised products or services to customers.  Prior period numbers are adjusted for such organisational changes to allow comparability.

	Half year Sep 02	Half year Mar 02	Movt Sep 02 v. Mar 02	Full year Sep 02	Full year Sep 01	Movt Sep 02 v. Sep 01
	$M	$M	%	$M	$M	%
Personal Banking and Wealth Management	293	280	5%	573	526	9%
Corporate Businesses	270	257	5%	527	466	13%
ANZ Investment Bank	157	154	2%	311	288	8%
Small to Medium Business	82	75	9%	157	130	21%
Mortgages	123	123	—	246	236	4%
Consumer Finance	71	78	-9%	149	99	51%
Asset Finance	54	48	13%	102	92	11%
Group Treasury	61	63	-3%	124	75	65%

Operating segments total	1,111	1,078	3%	2,189	1,912	14%

Corporate Centre	(9)	(12)	-25%	(21)	(42)	-50%

Profit excluding significant transactions(1)	1,102	1,066	3%	2,168	1,870	16%

(1).    Significant transaction during the half year ended 30 September, 2002 was sale of businesses to INGA joint venture; during half year ended 31 March, 2002 were NHB recovery and special provision for doubtful debts.

Specialist Business Units

	Half year Sep 02	Half year Mar 02	Movt Sep 02 v. Mar 02	Full year Sep 02	Full year Sep 01	Movt Sep 02 v. Sep 01
	$M	$M	%	$M	$M	%
Personal Banking Australia	132	120	10%	252	243	4%
Personal Banking New Zealand	51	44	16%	95	102	-7%
Asia Pacific Personal Banking	49	43	14%	92	66	39%
Wealth Management	53	48	10%	101	70	44%
INGA Joint Venture / ANZ Funds Management	8	25	-68%	33	45	-27%
Corporate Banking	66	68	-3%	134	126	6%
Global Institutional Banking	128	115	11%	243	205	19%
Global Transaction Services	76	74	3%	150	135	11%
Global Foreign Exchange	43	41	5%	84	87	-3%
Global Capital Markets	33	31	6%	64	53	21%
Global Structured Finance	43	41	5%	84	76	11%
Corporate Finance & Advisory	38	41	-7%	79	72	10%
Small to Medium Business	82	75	9%	157	130	21%
Mortgages	123	123	—	246	236	4%
Consumer Finance	71	78	-9%	149	99	51%
Asset Finance	54	48	13%	102	92	11%
Group Treasury	61	63	-3%	124	75	65%

Operating segments total	1,111	1,078	3%	2,189	1,912	14%

Corporate Centre	(9)	(12)	-25%	(21)	(42)	-50%

Profit excluding significant transactions(1)	1,102	1,066	3%	2,168	1,870	16%

(1).    Significant transaction during the half year ended 30 September, 2002 was sale of businesses to INGA joint venture; during half year ended 31 March, 2002 were NHB recovery and special provision for doubtful debts.

PERSONAL BANKING AND WEALTH MANAGEMENT Elmer Funke Kupper
Comprises Personal Banking Australia, Personal Banking New Zealand, Asia Pacific Personal Banking, Wealth Management and the INGA joint venture

	Half year Sep 02	Half year Mar 02	Movt Sep 02 v. Mar 02	Full year Sep 02	Full year Sep 01	Movt Sep 02 v. Sep 01
	$M	$M	%	$M	$M	%
Net interest income	553	524	6%	1,077	1,096	-2%
Other external operating income	388	433	-10%	821	814	1%
Net inter business unit fees	156	150	4%	306	272	13%
Operating income	1,097	1,107	-1%	2,204	2,182	1%
External operating expenses	(526)	(530)	-1%	(1,056)	(1,038)	2%
Net inter business unit expenses	(140)	(144)	-3%	(284)	(292)	-3%
Operating expenses	(666)	(674)	-1%	(1,340)	(1,330)	1%
Profit before debt provision	431	433	0%	864	852	1%
Provision for doubtful debts	(19)	(19)	0%	(38)	(38)	0%
Profit before income tax	412	414	0%	826	814	1%
Income tax expense and outside equity interests	(119)	(134)	-11%	(253)	(288)	-12%
Net profit attributable to members of the Company	293	280	5%	573	526	9%

Net loans & advances including acceptances	7,224	6,770	7%	7,224	6,967	4%
Other external assets	3,411	7,565	-55%	3,411	6,630	-49%
External assets	10,635	14,335	-26%	10,635	13,597	-22%
Deposits and other borrowings	37,906	36,064	5%	37,906	34,082	11%
Other external liabilities	1,436	6,063	-76%	1,436	5,916	-76%
External liabilities	39,342	42,127	-7%	39,342	39,998	-2%

Net interest average margin	3.20%	3.04%	5%	3.12%	3.37%	-7%
Return on assets	1.50%	1.34%	12%	1.42%	1.38%	3%
Return on risk weighted assets	4.80%	4.62%	4%	4.71%	4.59%	3%
Operating expenses to operating income	60.5%	60.8%	0%	60.7%	61.0%	0%
Operating expenses to average assets	3.40%	3.21%	6%	3.30%	3.48%	-5%
Net specific provisions	15	11	36%	26	30	-13%
Net specific provision as a% of average net advances	0.43%	0.32%	32%	0.38%	0.44%	-15%
Net non-accrual loans	22	22	0%	22	23	-4%
Net non-accrual loans as a% of net advances	0.30%	0.32%	-6%	0.30%	0.33%	-8%
Total employees	8,917	9,308	-4%	8,917	9,283	-4%

PERSONAL BANKING AUSTRALIA Elmer Funke Kupper
Provides a full range of banking services for personal customers and rural small business customers in Australia through branches, call centres and on-line banking

	Half year Sep 02	Half year Mar 02	Movt Sep 02 v. Mar 02	Full year Sep 02	Full year Sep 01	Movt Sep 02 v. Sep 01
	$M	$M	%	$M%	$M	%
Net interest income	311	291	7%	602	613	-2%
Other external operating income	148	140	6%	288	270	7%
Net inter business unit fees	133	133	—	266	271	-2%
Operating income	592	564	5%	1,156	1,154	—
External operating expenses	(302)	(292)	3%	(594)	(581)	2%
Net inter business unit expenses	(91)	(90)	1%	(181)	(186)	-3%
Operating expenses	(393)	(382)	3%	(775)	(767)	1%
Profit before debt provision	199	182	9%	381	387	-2%
Provision for doubtful debts	(10)	(11)	-9%	(21)	(22)	-5%
Profit before income tax	189	171	11%	360	365	-1%
Income tax expense and outside equity interests	(57)	(51)	12%	(108)	(122)	-11%
Net profit attributable to members of the Company	132	120	10%	252	243	4%

Operating expenses to operating income	66.4%	67.7%	-2%	67.0%	66.5%	1%
Net specific provisions	8	8	—	16	19	-16%
Net non-accrual loans	12	7	71%	12	7	71%
Total employees	4,582	4,614	-1%	4,582	4,866	-6%

2002 result

Profit after tax grew by 4%, helped by the change in the Australian tax rate. Profit before tax was 1% lower, with income flat, and a small increase in expenses. Core deposit business and transaction volumes were successfully grown throughout the year, but interest margins in the first half contracted due to falling interest rates. Profit grew strongly in the second half with margins between wholesale and official interest rates widening in the rising rate environment.

Features of the second half

•                  Operating income increased by 5%, with growth in both net interest and other income. Net interest income benefited from higher deposit volumes and interest margins.

•                  Deposit volumes grew by 6%, continuing the impact of marketing campaigns in the first half and reflecting ANZ’s competitive pricing on term deposit products. Deposit interest margins benefited from the rises in interest rates during the second half.

•                  Growth in lending fees and seasonal loan approval fees around the tax year-end, was partly offset by a reduction in account transaction and service fees following the migration of Access customers to the low cost Access Advantage and Select accounts.

•                  Operating expenses were 3% higher in the half. Personnel expenses increased, due mainly to the timing of the annual pay award. Software amortisation and the operating costs emanating from a new branch sales platform added to technology expenses. These impacts were partly offset by the benefits of purchasing initiatives, which have reduced overheads.

•                  Provision for doubtful debts was slightly lower reflecting lower demand for lending in the rural economy.

Achievements

•                  Launched the Access Advantage account, providing unlimited ANZ transactions for $5 per month.

•                  Confirmed commitment to rural Australia with establishment of Rural Banking unit.

•                  Launched a Customer Charter, with 10 promises to customers.

•                  Implemented the Restoring Customer Faith program in Victoria, and launched it in New South Wales and New Zealand.

•                  Improved staff satisfaction from 48% to 75% in the past 12 months.

Business environment and outlook

•                  Reflecting ANZ’s corporate heritage, Personal Banking Australia has an underweight position in the consumer segment. Market share in transaction and deposit banking ranges between 8%-10%.

•                  ANZ maintains a large footprint in this market segment, with 745 Branches (15% of total branches), and 1,128 ATMs (8% of total ATMs), leaving ANZ well placed to further grow this segment of the business.

•                  Apart from general system growth in transaction and deposit volumes, a key driver for this business is the interest rate trend. A rising interest rate environment tends to have a beneficial impact, which was reflected in the improved financial results over the last six months.

•                  ANZ has made a strong commitment to reconnect with customers and the community. A key initiative for achieving this is our Restoring Customer Faith program, which is designed to significantly improve the customer service proposition, and to strengthen the links between branches and their local communities.

Objectives

•                  Improve cross sell, particular for wealth management products.

•                  Significantly increase customer number.

•                  Continue implementation of Restoring Customer Faith initiative.

•                  Increase customer satisfaction and maintain this above peer levels.

•                  Seek greater efficiencies in our back office and support areas.

PERSONAL BANKING NEW ZEALAND Murray Horn
Provides a full range of banking services, including wealth management, for personal customers and rural small business customers in New Zealand through branches, call centres and on-line banking

	Half year Sep 02	Half year Mar 02	Movt Sep 02 v. Mar 02	Full year Sep 02	Full year Sep 01	Movt Sep 02 v. Sep 01
	$M	$M	%	$M	$M	%
Net interest income	104	88	18%	192	177	8%
Other external operating income	74	71	4%	145	149	-3%
Net inter business unit fees	15	15	—	30	31	-3%
Operating income	193	174	11%	367	357	3%
External operating expenses	(82)	(77)	6%	(159)	(139)	14%
Net inter business unit expenses	(33)	(29)	14%	(62)	(60)	3%
Operating expenses	(115)	(106)	8%	(221)	(199)	11%
Profit before debt provision	78	68	15%	146	158	-8%
Provision for doubtful debts	(2)	(2)	—	(4)	(5)	-20%
Profit before income tax	76	66	15%	142	153	-7%
Income tax expense and outside equity interests	(25)	(22)	14%	(47)	(51)	-8%
Net profit attributable to members of the Company	51	44	16%	95	102	-7%

Operating expenses to operating income	59.6%	60.9%	-2%	60.2%	55.7%	8%
Net specific provisions	2	1	100%	3	4	-25%
Net non-accrual loans	—	—	n/a	—	4	-100%
Total employees	1,667	1,581	5%	1,667	1,575	6%

2002 results

Profit after tax fell by 7%, (10.5% excluding foreign exchange impact) from the record result in 2001. Income showed some growth, but expenses were 11% higher, due to investment in the branch network. Operating income in 2001 was boosted by property sales, and 2001 expenses were reduced by one-off cost recoveries.

Features of the second half

•                  Profit after tax was 16% higher driven by Net Interest Income which grew by 18%, with growth in deposit volumes and a margin benefit from the 1% rise in interest rates since March 2002.

•                  Operating expenses were 8% higher, impacted by increased technology costs, including amortisation of the new branch sales platform. Staff numbers were increased to cover longer operating hours (Saturdays and late nights) and to reduce queues.

•                  Loan delinquencies and losses remain at sound levels.

•                  While improving, customer satisfaction levels remain below target.

Achievements

•                  Established Personal Banking New Zealand as a separate Group business.

•                  Piloted Restoring Customer Faith and launched full rollout across most of the branch network as part of the “Restoring Customer Faith” project.

•                  Completed the INGA joint venture in New Zealand and commenced integration of the wealth business into Personal Banking.

•                  Improved staff satisfaction from 63% to 81% in the past 12 months.

Business environment and outlook

•                  The New Zealand personal banking market is highly competitive, with 5 major established banks. In what is a relatively small market, the Government owned Kiwi Bank was launched during the year.

•                  The ANZ footprint is less than market weight, with 143 Branches (15% of total branches), and 394 ATMs (21% of total ATMs).

•                  ANZ has made a strong commitment to reconnect with customers and the community. A key initiative for achieving this is our Restoring Customer Faith program, which is designed to significantly improve the customer service proposition, and to strengthen the links between branches and their local communities.

Objectives

•                  Focused on longer-term growth by “getting the basics right”:

•                  Improve customer satisfaction.

•                  Improve service delivery and reduce queues.

•                  Improve sales productivity, and grow specialist sales force.

•                  Grow key segments including wealth and focus on faster growing regions.

These initiatives will be underwritten by Restoring Customer Faith, which brings management of the business much closer to the customer.

ASIA PACIFIC PERSONAL BANKING Bob Lyon
Provision of primarily retail banking services in the Pacific Region and Asia, including ANZ’s share of PT Panin Bank in Indonesia

	Half year Sep 02	Half year Mar 02	Movt Sep 02 v. Mar 02	Full year Sep 02	Full year Sep 01	Movt Sep 02 v. Sep 01
	$M	$M	%	$M	$M	%
Net interest income	57	55	4%	112	125	-10%
Other external operating income	78	66	18%	144	86	67%
Net inter business unit fees	—	—	n/a	—	—	n/a
Operating income	135	121	12%	256	211	21%
External operating expenses	(50)	(44)	14%	(94)	(78)	21%
Net inter business unit expenses	(14)	(14)	—	(28)	(31)	-10%
Operating expenses	(64)	(58)	10%	(122)	(109)	12%
Profit before debt provision	71	63	13%	134	102	31%
Provision for doubtful debts	(5)	(5)	—	(10)	(9)	11%
Profit before income tax	66	58	14%	124	93	33%
Income tax expense and outside equity interests	(17)	(15)	13%	(32)	(27)	19%
Net profit attributable to members of the Company	49	43	14%	92	66	39%

Operating expenses to operating income	45.9%	47.1%	-3%	46.5%	51.7%	-10%
Net specific provisions	5	—	n/a	5	5	—
Net non-accrual loans	11	14	-21%	11	10	10%
Total employees	1,547	1,566	-1%	1,547	1,347	15%

2002 results

Profit after tax grew very strongly by 39% ($26 million). Acquisitions in PNG, Fiji, Vanuatu and Kiribati and increased returns from Panin were the main contributors to this result.

Features of the second half

•                  Operating income increased by 12%, or $14 million ($16 million underlying increase, offset by $2 million decrease due to average exchange rate movements).

•                  Net interest income increased mainly in PNG, due to lending volume growth, partly offset by lower margin.

•                  Other income grew by 18% due to:

•                  Increased equity accounted income from Panin.

•                  Increased revenue resulting from acquisitions.

•                  Higher foreign exchange earnings mainly due to the volatility of the PNG Kina.

•                  Continued revenue diversification through focus on extending our electronic banking and distribution channels.

•                  Operating expenses were 10% higher, partly reflecting the full half impact of the acquisition of several Bank of Hawaii businesses, and further investment in electronic banking initiatives and upgraded operating platforms. Reorganisation and centralisation of some functions across the Pacific region is underway and will lead to in-sourcing opportunities as well as reduced costs. Investment in infrastructure replacement will continue in the next financial year.

•                  Provision for doubtful debts increased slightly due to the higher lending volumes, with minimal change in the risk profile. The specific provision related to one exposure in the Pacific.

*Grade	Sep-01	Mar-02	Sep-02
B+ to CCC	9.2%	6.8%	10.2%
CCC and lower	2.2%	2.6%	2.6%
ELP Rate	0.82%	0.82%	0.86%

Internal credit ratings have been mapped to equivalent external credit grades in this table

Achievements

•                  Acquisition and integration of Bank of Hawaii businesses in Vanuatu, Fiji and PNG.

•                  First full year of operation for acquired businesses in American Samoa, Kiribati and the greenfield business in East Timor.

•                  Further strengthening of the Panin retail banking franchise in Indonesia, and increased returns from the Panin investment.

•                  Continued growth in electronic banking channels and transactions; ATMs, EFTPOS, Cards and Internet Banking.

•                  Commencement of a “Virtual Hub” centralised operations centre in the Region.

Business environment and outlook

•                  Economic prospects vary across the Pacific region. Of the major economies, Fiji is expecting an uplift on the back of increased tourism, further helped by next year’s South Pacific Games to be held in Suva. The Papua New Guinea economy is looking fragile with many projects running off and little new investment on the horizon except for the proposed gas pipeline.

•                  Our operations in Asia are expected to show continued improvement in line with positive outlooks in the Asian economies.

Objectives

•                  In the Pacific region, ANZ plans to further strengthen existing positions, and where appropriate, consider further “infill” acquisitions that meet our return criteria.

•                  In Asia, ANZ’s objective is to assist the further development and growth of Panin Bank. ANZ will also continue to consider modest, lower risk investments in the region that could provide opportunities for longer term growth.

WEALTH MANAGEMENT
Craig Coleman
Wealth Management delivers comprehensive financial advisory, trustee and distribution services to high net worth customers in Australia covering investment, risk, lending and banking

	Half year Sep 02	Half year Mar 02	Movt Sep 02 v. Mar 02	Full year Sep 02	Full year Sep 01	Movt Sep 02 v. Sep 01
	$M	$M	%	$M	$M	%
Net interest income	97	90	8%	187	177	6%
Other operating income	68	69	-1%	137	108	27%
Operating income	165	159	4%	324	285	14%
Operating expenses	(88)	(90)	-2%	(178)	(176)	1%
Profit before debt provision	77	69	12%	146	109	34%
Provision for doubtful debts	(1)	(1)	—	(2)	(2)	—
Profit before income tax	76	68	12%	144	107	35%
Income tax expense and outside equity interests	(23)	(20)	15%	(43)	(37)	16%
Net profit attributable to members of the Company	53	48	10%	101	70	44%

Operating expenses to operating income	53.3%	56.6%	-6%	54.9%	61.8%	-11%
Total employees	1,006	881	14%	1,006	805	25%

2002 results

Profit before tax grew by 35% and with the benefit of the Australian tax rate change, profit after tax was 44% higher. Revenues grew 14% reflecting strong business momentum, underpinned by increased mortgage sales and retentions, higher income from E*Trade milestone shares, and growth in deposits. Operating efficiency continued to improve notwithstanding additional investment in professionally accredited financial planners.

Features of the second half

•                  Interest income grew by 8% principally due to growth in deposits.

•                  Other income was relatively flat, as increased income from managed investments due to improved commission rates negotiated with the joint venture and strong mortgage sales was offset by the general market slow down in managed investment product sales.

•                  Despite ongoing investment in growing ANZ’s financial planning force, operating expenses were marginally lower in the second half largely due to the allocation of costs to be borne by the executors and trustees business following separation from ANZ Investments and tighter cost control on non-core activities.

Achievements

•                  Increased planner force by 73 (29%) FTE to 322.

•                  Implemented first phase of Adviser Workbench to increase adviser effectiveness, including new planning software and tools, plus increased paraplanning support.

•                  Met the 30 June 2002 planner training and qualification requirement outlined in ASIC Policy Statement 146.

•                  Increased shareholding in E*TRADE to 35%.

Business environment and outlook

•                  The Australian wealth management market, comprising both investment and lending products, has an industry profit pool of approximately $600 million and strong growth potential.

•                  Despite short term market uncertainties, funds under management are expected to grow in excess of 10% per annum over the next 10 to 15 years.

•                  Growth in funds under management of managed investment products in 2002 substantially slowed due to both adverse market performance and customers choosing to redeem their investments in the face of uncertain markets.

•                  The INGA/ANZ joint venture provides an excellent platform for managed investment growth that will enable ANZ to strengthen the managed investment relationships with our customers.

Objectives

•                  Successfully leverage and optimise the INGA joint venture.

•                  Grow financial planner numbers from 322 to 372 over the next year, with a goal of 600 financial planners by 2005.

•                  Double retail funds flows by 2005.

ING AUSTRALIA / SOLD BUSINESSES John Wylie	Elmer Funke Kupper

ING Australia, the joint venture between ANZ and ING Group, provides integrated manufacture and distribution of wealth creation, management and protection products and services aligned to ANZ distribution and the open market

The table shows the results of the INGA joint venture for 5 months of the half year ended September 2002, and the results of the ANZ business sold into the joint venture, for one month of this half year.

	Half year Sep 02	Half year Sep 02	Half year Sep 02	Half year Mar 02	Movt Sep 02 v. Mar 02	Full year Sep 02	Full year Sep 01	Movt Sep 02 v. Sep 01
	$M	$M	$M	$M	%	$M	$M	%

	Joint Venture	Sold Businesses	Total	Total		Total	Total
Net interest income	(18)	1	(17)	—	n/a	(17)	5	n/a
Other operating income	7	22	29	87	-67%	116	170	-32%
Operating income	(11)	23	12	87	-86%	99	175	-43%
Operating expenses	—	(6)	(6)	(37)	-84%	(43)	(80)	-46%
Profit before debt provision	(11)	17	6	50	-88%	56	95	-41%
Provision for doubtful debts	—	—	—	—	n/a	—	—	n/a
Profit before income tax	(11)	17	6	50	-88%	56	95	-41%
Income tax expense	4	(2)	2	(25)	n/a	(23)	(50)	-54%
Net profit after income tax	(7)	15	8	25	-68%	33	45	-27%
Total employees	—	105	105	655	-84%	105	673	-84%

FUM ($B)(1)	26.6	n/a	26.6	7.6	n/a	n/a	7.2	n/a
Gross Retail flows ($M)(1)	2,852	n/a	2,852	1,202	n/a	n/a	2,530	n/a
Net Retail flows ($M)(1)	742	n/a	742	115	n/a	n/a	486	n/a
Plan for Life Ranking - Gross Retail flows(1)	6	n/a	6	10	n/a	n/a	10	n/a
Plan for Life Ranking - Net Retail flows(1)	6	n/a	6	11	n/a	n/a	11	n/a

(1).    Australia only. As the joint venture commenced on 1 May 2002, prior period comparatives are for ANZ Investments only. Market rankings of gross and net retail flows exclude cash and are based on Plan for Life information with a three month lag.

2002 results

The 2002 result includes 7 months’ trading of the businesses sold to the INGA joint venture and 5 months’ trading of our share of the joint venture. The joint venture’s overall contribution to ANZ was below expectations principally due to lower investment earnings on capital partly offset by a gain on an investment hedge taken out by ANZ to reduce its exposure to equity risk held by the joint venture. This is in line with ANZ’s policy not to take general market equity risk. Lower managed investment income was largely offset by higher insurance income. Employees of sold businesses will progressively migrate to the joint venture.

Features of the second half

The joint venture contributed a net loss of $7 million, made up as follows:

• ANZ’s equity accounted share of the joint venture profits	$20 million
• Investment earnings hedge income (net of tax)	$5 million
• Funding cost (net of tax)	$(14 million	)
• Amortisation of notional goodwill	$(18 million	)

The joint venture has maintained its relative market ranking in gross and net retail inflows, however funds under management has been adversely impacted both by market performance and slowing in the absolute level of net and gross inflows.

A profit of $15 million was made by the sold businesses in the half year to September 2002 and reflects a combination of the underlying business performance for April 2002 plus accounting adjustments prior to transfer into the joint venture.

Achievements

•                  Enhanced products - OneAnswer Mastertrust launched to ING advisors and ANZ Wealth Management financial planners.

•                  Repositioned ING Australia owned advisor network with the launch of a new advisor group “Tandem Financial Services” aimed at growing the wealth accumulator market.

•                  Enhanced adviser support services to the ANZ financial planner network and established tailored service levels for open market adviser segments.

•                  Reduced headcount below joint venture integration targets and locked in near term cost reductions.

•                  Launched claims management and efficiency initiatives in the Life risk business.

•                  Commenced initiatives to create a ‘Fast, Focused, Open’ culture.

•                  Redefined Management Information needs and agreed and commenced rollout of an IT systems roadmap.

Business environment and outlook

•                  Revenue has been generally weaker than expected with the adverse impact of volatile investment markets on capital and customer investments.

•                  Investor caution, in a period of volatile investment returns, has resulted in lower sales volumes and funds under management growth.

•                  Revenues from the Risk business have been better than expected reflecting a number of initiatives to improve the efficiency.

•                  Expenses have been managed closely and are in line with expectations. Cost reduction initiatives pursued over the next 12 months are expected to deliver improved efficiency.

Objectives

•                  Profitable growth - deliver shareholder expectations.

•                  Relevant in market - top 3.

•                  Deliver customer focused solutions - grow aligned distribution and economically capture open market channel funds under management and premiums.

•                  Become a low cost operator.

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CORPORATE BUSINESSES Bob Edgar
Comprises Corporate Banking, Global Institutional Banking (including Asia) and Global Transaction Services

	Half year Sep 02	Half year Mar 02	Movt Sep 02 v. Mar 02	Full year Sep 02	Full year Sep 01	Movt Sep 02 v. Sep 01
	$M	$M	%	$M	$M	%
Net interest income	331	334	-1%	665	669	-1%
Other external operating income	368	352	5%	720	665	8%
Net inter business unit fees	(18)	(18)	—	(36)	(38)	-5%
Operating income	681	668	2%	1,349	1,296	4%
External operating expenses	(155)	(151)	3%	(306)	(303)	1%
Net inter business unit expenses	(68)	(71)	-4%	(139)	(147)	-5%
Operating expenses	(223)	(222)	—	(445)	(450)	-1%
Profit before debt provision	458	446	3%	904	846	7%
Provision for doubtful debts	(70)	(74)	-5%	(144)	(149)	-3%
Profit before income tax	388	372	4%	760	697	9%
Income tax expense and outside equity interests	(118)	(115)	3%	(233)	(231)	1%
Net profit attributable to members of the Company	270	257	5%	527	466	13%

Net loans & advances including acceptances	38,694	37,888	2%	38,694	40,075	-3%
Other external assets	4,128	4,008	3%	4,128	4,170	-1%
External assets	42,822	41,896	2%	42,822	44,245	-3%
Deposits and other borrowings	21,758	16,974	28%	21,758	17,790	22%
Other external liabilities	18,615	19,507	-5%	18,615	19,343	-4%
External liabilities	40,373	36,481	11%	40,373	37,133	9%

Net interest average margin	2.35%	2.34%	—	2.34%	2.27%	3%
Return on assets	1.28%	1.19%	7%	1.23%	1.04%	18%
Return on risk weighted assets	1.04%	0.98%	7%	1.01%	0.87%	15%
Operating expenses to operating income	32.7%	33.2%	-1%	32.9%	34.6%	-5%
Operating expenses to average assets	1.05%	1.03%	3%	1.04%	1.00%	3%
Net specific provisions	30	64	-53%	94	119	-21%
Net specific provision as a % of average net advances	0.16%	0.32%	-52%	0.24%	0.29%	-17%
Net non-accrual loans	172	237	-27%	172	400	-57%
Net non-accrual loans as a % of net advances	0.44%	0.62%	-29%	0.44%	0.98%	-56%
Total employees	2,207	2,247	-2%	2,207	2,268	-3%

CORPORATE BANKING Bob Edgar
Managing customer relationships and developing product strategies for medium sized businesses (turnover $10 million to $100 million) in Australasia

	Half year Sep 02	Half year Mar 02	Movt Sep 02 v. Mar 02	Full year Sep 02	Full year Sep 01	Movt Sep 02 v. Sep 01
	$M	$M	%	$M	$M	%
Net interest income	110	112	-2%	222	234	-5%
Other external operating income(1)	75	75	—	150	143	5%
Net inter business unit fees	(6)	(6)	—	(12)	(12)	—
Operating income	179	181	-1%	360	365	-1%
External operating expenses	(43)	(42)	2%	(85)	(83)	2%
Net inter business unit expenses	(20)	(20)	—	(40)	(42)	-5%
Operating expenses	(63)	(62)	2%	(125)	(125)	—
Profit before debt provision	116	119	-3%	235	240	-2%
Provision for doubtful debts	(21)	(22)	-5%	(43)	(50)	-14%
Profit before income tax	95	97	-2%	192	190	1%
Income tax expense and outside equity interests	(29)	(29)	—	(58)	(64)	-9%
Net profit attributable to members of the Company	66	68	-3%	134	126	6%

Operating expenses to operating income	35.2%	34.3%	3%	34.7%	34.2%	1%
Net specific provisions	15	22	-32%	37	53	-30%
Net non-accrual loans	72	90	-20%	72	130	-45%
Total employees	653	663	-2%	653	691	-5%

(1)       Includes commercial bill income

2002 results

Profit before tax was 1% higher, with the benefit of the reduction in the Australian tax rate leading to 6% growth in profit after tax. Growth in fee income was offset by lower interest recoveries on impaired assets and lower interest margins on deposits in the first half, due to falling interest rates. Profit was boosted by a lower provision for doubtful debts, reflecting the improving quality of the loan book.

Features of the second half

•                  Continued uncertainty in the business community was apparent in lower average lending volumes and higher levels of deposits as companies built up cash. In this environment operating income was marginally lower, with a small increase in fee income offset by slightly lower net interest income. Net interest was also adversely impacted by lower interest recoveries on impaired assets compared to prior periods.

•                  The increase in fee income on a reduced volume of loans reflects an emphasis on providing a greater range of services. In addition, loan approval fees and volumes picked up in the last quarter, potentially showing early signs of increasing business activity.

•                  Provision for doubtful debts, specific provisions and non-accrual loans all decreased, reflecting sound credit quality. Approximately 50% of the portfolio is investment grade.

*Grade	Sep 01	Mar 02	Sep 02
B+ to CCC	6.0%	5.6%	3.7%
CCC and lower	1.5%	1.3%	1.1%
ELP Rate	0.45%	0.40%	0.40%

Internal credit ratings have been mapped to equivalent external credit grades in this table

Achievements

•                  We have realised benefits from our “Wall Street to Main Street” initiative where we have received enthusiastic customer response. This has been a key component in the growth of total customer returns, with customer EVA increasing 34% on prior year. 50% of this result is reported in the product businesses.

•                  Amongst the 4 “Majors” we were rated No. 1 in overall satisfaction by Corporate Businesses customers.

•                  Focus on cross sell has continued with a number of initiatives undertaken to further the value we are delivering to the customer.

•                  Despite a challenging risk environment, we have achieved our objective of maintaining performing loans at 99% of book.

Business environment and outlook

•                  Corporate Banking is responsible for managing relationships with customers who have turnover between $10 million and $100 million. ANZ has a strong position in this market segment, with 26% of lead relationships, and approximately 3,500 customers.

•                  economics@anz is forecasting business lending growth of 8.1% in the year to September 2003, up from an estimated 2.1% in the current year. While we expect an improvement in lending growth it is too early to be confident that this level will be achieved.

•                  This higher level of lending growth is expected to be driven by increased business investment. Evidence to date suggests that business investment has recovered in the past quarter, however this was funded primarily from cash reserves.

•                  The top three needs of customers in this segment are i) Provision of lending on reasonable terms; ii) Creating a partner and trusted advisor relationship; and iii) Delivering smart products and customised solutions.

Objectives

•                  The key objective for Corporate Banking is the ongoing implementation of a “Wall St to Main St” strategy, which involves supplying Corporate Banking customers with more sophisticated investment banking style products customised to individual need.

•                  Maintain leading position in market share and customer satisfaction.

•                  Maintain a strong focus on risk, with performing loans to remain at >99% of total book.

GLOBAL INSTITUTIONAL BANKING Bob Edgar

Managing customer relationships and developing financial services solutions and strategies for large businesses (turnover greater than $100 million) and specialised industry segments including property lending in Australasia and corporates in Asia

	Half year Sep 02	Half year Mar 02	Movt Sep 02 v. Mar 02	Full year Sep 02	Full year Sep 01	Movt Sep 02 v. Sep 01
	$M	$M	%	$M	$M	%
Net interest income	128	123	4%	251	240	5%
Other external operating income(1)	170	159	7%	329	285	15%
Net inter business unit fees	—	—	n/a	—	1	-100%
Operating income	298	282	6%	580	526	10%
External operating expenses	(63)	(60)	5%	(123)	(117)	5%
Net inter business unit expenses	(5)	(7)	-29%	(12)	(15)	-20%
Operating expenses	(68)	(67)	1%	(135)	(132)	2%
Profit before debt provision	230	215	7%	445	394	13%
Provision for doubtful debts	(45)	(47)	-4%	(92)	(89)	3%
Profit before income tax	185	168	10%	353	305	16%
Income tax expense and outside equity interests	(57)	(53)	8%	(110)	(100)	10%
Net profit attributable to members of the Company	128	115	11%	243	205	19%

Operating expenses to operating income	22.8%	23.8%	-4%	23.1%	24.9%	-7%
Net specific provisions	17	35	-51%	52	67	-22%
Net non-accrual loans	97	145	-33%	97	260	-63%
Total employees	783	794	-1%	783	773	1%

(1)       Includes commercial bill income

2002 results

Profit before tax grew by 16%, driven mainly by strong growth in fee income from a range of product offerings and advisory services. Lending margins improved, leading to higher net interest income on lower loan volumes.

Features of the second half

•                  Average lending volumes were flat, yet operating income grew by 6%. Net interest income growth was due to improved interest margins with risk more fully factored into pricing.

•                  The growth in other income despite the flat loan volumes reflects charges for providing our specialist expertise on complex lending deals, including restructuring.

•                  Operating expenses were well contained relative to income growth, evidenced by the further reduction in the cost to income ratio.

•                  Provision for doubtful debts, specific provisions and non-accrual loans all decreased, reflecting improving credit quality in the half. Approximately 72% of the portfolio is investment grade. Overall the quality of the portfolio reflects our specialist industry expertise and strong credit processes.

*Grade	Sep 01	Mar 02	Sep 02
B+ to CCC	1.9%	2.3%	1.8%
CCC and lower	1.3%	1.0%	0.6%
ELP Rate	0.32%	0.35%	0.34%

Achievements

•                  The focus on cross sell and increased share of wallet has resulted in a 26% growth in customer EVA from prior year. Over 60% of this result is booked in other business units.

•                  Maintaining existing high levels of market share and customer satisfaction – ranked No. 1 amongst peers for both measures.

•                  Maintaining non performing loans at less than 1% of total book.

Business environment and outlook

•                  Institutional Banking is responsible for managing relationships with top end corporates with turnover greater than $100 million.

•                  economics@anz is forecasting business lending growth of 8.1% in the year to September 2003, up from an estimated 2.1% in the current year. Institutional Banking expects its lending growth to be broadly in line with system growth, however focus is primarily on fee driven activity.

•                  The higher level of lending growth is expected to be driven by increased business investment. Evidence to date suggests that business investment has recovered in the past quarter, however this was funded primarily from cash reserves.

•                  Top three needs of customers in this segment are i) Industry knowledge; ii) Creative ideas and solutions; and iii) High quality service proposition.

Objectives

•                  Continue growth and diversification of customer revenue mix.

•                  Maintain leading customer satisfaction ratings.

•                  Increase focus on fee revenue.

•                  Develop advanced portfolio management capabilities.

•                  Maintain a strong focus on risk, with performing loans to remain at >99% of total book.

GLOBAL TRANSACTION SERVICES Carole Anderson
Provision of cash management, trade finance, international payments, clearing and custodian services principally to institutional and corporate customers in Australasia and overseas

	Half year Sep 02	Half year Mar 02	Movt Sep 02 v. Mar 02	Full year Sep 02	Full year Sep 01	Movt Sep 02 v. Sep 01
	$M	$M	%	$M	$M	%
Net interest income	93	99	-6%	192	195	-2%
Other external operating income	123	118	4%	241	237	2%
Net inter business unit fees	(12)	(12)	—	(24)	(27)	-11%
Operating income	204	205	—	409	405	1%
External operating expenses	(49)	(49)	—	(98)	(103)	-5%
Net inter business unit expenses	(43)	(44)	-2%	(87)	(90)	-3%
Operating expenses	(92)	(93)	-1%	(185)	(193)	-4%
Profit before debt provision	112	112	—	224	212	6%
Provision for doubtful debts	(4)	(5)	-20%	(9)	(10)	-10%
Profit before income tax	108	107	1%	215	202	6%
Income tax expense and outside equity interests	(32)	(33)	-3%	(65)	(67)	-3%
Net profit attributable to members of the Company	76	74	3%	150	135	11%

Operating expenses to operating income	45.1%	45.4%	-1%	45.2%	47.7%	-5%
Net specific provisions	(1)	7	n/a	6	(1)	n/a
Net non-accrual loans	4	4	—	4	9	-56%
Total employees	770	790	-3%	770	805	-4%

2002 results

Profit before tax grew by 6% and with the benefit of the Australian tax rate change, profit after tax was 11% higher. This was achieved through increased deposits and increased utilisation of ANZ on-line services. Costs decreased whilst significant investment was made in strategies for future growth.

Features of the second half

•                  Net interest income fell as consolidation among customers resulted in lower balances held in international clearing accounts. The September half also suffered the full impact of the first half run-off in Latin American trade finance to reduce risk.

•                  The growth in cash management and structured trade transactions coupled with higher foreign cash fees and international payments contributed to a 4% increase in non-interest income.

•                  Overall, operating income remained steady in a tough global trading environment.

•                  Operating expenses were held flat, notwithstanding increased investment in our wholesale banking service initiative and the custody system replacement. Ongoing restructuring, including our trade processing platform, reduced staff levels whilst also re-positioning our sales and product management teams.

•                  Provision for doubtful debts was slightly lower in line with reduced risk profile and there was a net specific provision recovery of $2 million.

Achievements

•                  Rated “Best Stand Out Transaction Bank”, across all (Cash Management & Trade) Product/Services.

•                  ANZ Custodian Services in Australia remains “top rated” by Global Custodian magazine in its 2002 review of Agent Banks.

Business environment and outlook

•                  Cash Management: Strong domestic growth continues to support the business however this is partially offset by a slowdown in equity raisings.

•                  International Trade: Slower world recovery and the Australian drought will slow trade growth, though mineral and energy commodity exports are forecast to expand augmented by the continued growth of trade in the Asian region.

•                  International Payments: After the downturn that followed the events of September 11, demand is returning to international payments particularly with sales of travellers cheques and foreign cash.

•                  Clearing: With the global settlement risk reduction initiative, Continuous Linked Settlement, commencing live operations in September, client expectations will shift towards real time cash management and liquidity support and away from traditional transaction processing services.

•                  Custodian Services: Transaction volumes have increased in line with increased volatility on the Australian security exchange.

Objectives

•                  Maintain strong competitive position:

•                  Leverage ANZ’s strong trade finance capability to build an international business around commodity trade flows.

•                  Establish independent International Money Centres within the ANZ branch Network.

•                  Support the future needs of our custody business by implementing a new core processing system.

•                  Create new businesses and enter new markets in partnership with our customers:

•                  Wholesale Banking which will enable our corporate customers to offer select banking services to their employees or end-customers.

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ANZ INVESTMENT BANK Grahame Miller

ANZ Investment Bank provides a customer focussed integrated service, utilising specialist capabilities, innovative products and customised client solutions.  Comprises Global Foreign Exchange, Global Capital Markets, Global Structured Finance and Corporate Financing & Advisory

	Half year Sep 02	Half year Mar 02	Movt Sep 02 v. Mar 02	Full year Sep 02	Full year Sep 01	Movt Sep 02 v. Sep 01
	$M	$M	%	$M	$M	%
Net interest income	139	123	13%	262	209	25%
Other external operating income	274	264	4%	538	548	-2%
Net inter business unit fees	(2)	(2)	—	(4)	(8)	-50%
Operating income	411	385	7%	796	749	6%
External operating expenses	(167)	(168)	-1%	(335)	(331)	1%
Net inter business unit expenses	(14)	(13)	8%	(27)	(23)	17%
Operating expenses	(181)	(181)	—	(362)	(354)	2%
Profit before debt provision	230	204	13%	434	395	10%
Provision for doubtful debts	(35)	(33)	6%	(68)	(64)	6%
Profit before income tax	195	171	14%	366	331	11%
Income tax expense and outside equity interests	(38)	(17)	large	(55)	(43)	28%
Net profit attributable to members of the Company	157	154	2%	311	288	8%

Net loans & advances including acceptances	12,323	13,713	-10%	12,323	13,645	-10%
Other external assets	13,346	11,847	13%	13,346	16,206	-18%
External assets	25,669	25,560	—	25,669	29,851	-14%
Deposits and other borrowings	11,219	12,641	-11%	11,219	13,904	-19%
Other external liabilities	9,435	8,648	9%	9,435	12,208	-23%
External liabilities	20,654	21,289	-3%	20,654	26,112	-21%

Net interest average margin	1.61%	1.32%	22%	1.46%	1.19%	23%
Return on assets	1.20%	1.08%	11%	1.13%	1.02%	12%
Return on risk weighted assets	1.39%	1.26%	10%	1.32%	1.19%	11%
Operating expenses to operating income	44.0%	47.0%	-6%	45.5%	47.3%	-4%
Operating expenses to average assets	1.39%	1.27%	9%	1.33%	1.25%	6%
Net specific provisions	205	191	7%	396	95	large
Net specific provision as a % of average net advances	3.06%	2.44%	26%	2.73%	0.65%	large
Net non-accrual loans	348	478	-27%	348	209	67%
Net non-accrual loans as a % of net advances	2.51%	3.22%	-22%	2.51%	1.32%	90%
Total employees	1,034	1,041	-1%	1,034	1,068	-3%

GLOBAL FOREIGN EXCHANGE Chris Cooper
Provision of foreign exchange and commodity trading and sales related services to corporate and institutional clients globally

	Half year Sep 02	Half year Mar 02	Movt Sep 02 v. Mar 02	Full year Sep 02	Full year Sep 01	Movt Sep 02 v. Sep 01
	$M	$M	%	$M	$M	%
Net interest income	14	14	—	28	(2)	n/a
Other external operating income	109	108	1%	217	266	-18%
Net inter business unit fees	1	—	n/a	1	(2)	n/a
Operating income(1)	124	122	2%	246	262	-6%
External operating expenses	(27)	(30)	-10%	(57)	(57)	—
Net inter business unit expenses	(34)	(30)	13%	(64)	(69)	-7%
Operating expenses	(61)	(60)	2%	(121)	(126)	-4%
Profit before debt provision	63	62	2%	125	136	-8%
Provision for doubtful debts	(1)	(2)	-50%	(3)	(6)	-50%
Profit before income tax	62	60	3%	122	130	-6%
Income tax expense and outside equity interests	(19)	(19)	—	(38)	(43)	-12%
Net profit attributable to members of the Company	43	41	5%	84	87	-3%

Operating expenses to operating income	49.2%	49.2%	—	49.2%	48.1%	2%
Net specific provisions	—	(1)	-100%	(1)	57	n/a
Net non-accrual loans	77	77	—	77	77	—
Total employees	211	206	2%	211	219	-4%

(1)            Global Foreign Exchange derives and manages its revenue from the mark-to-market of its trading portfolios less holding costs.  For disclosure purposes, the business is required to separately identify net interest income, notwithstanding that performance is best assessed on a total revenue basis.

2002 results

The weak global economy, relatively stable exchange rates and tightened credit conditions all impacted on the business, particularly during the first half.  Ongoing rationalisation reduced costs by 4%, partly offsetting the reduction in income from trading activities.

Features of the second half

•                       Customer activity increased in the second half, as did the level of volatility in Australasian and G4 currency markets, albeit sporadically.  Trading volumes were increased as a result of marketing efforts directed at non-bank financial institutions.  Our commodities business showed an increasing contribution, with expansion of the product range.

•                       There was also growing evidence of success in our e-business strategy reflected in increased reliance on this delivery channel by corporates.

•                       Operational restructuring resulted in a reduction in expenses, enabling further investment to be made in our commodities business and other initiatives, with total costs held to a marginal increase (2%).

Achievements

•                       Maintained position as premier Australian FX bank globally and domestically.

•                       Rated No 9 in the world and No 5 in Asia/Pacific by clients (FX Week Poll).

•                       Rated No 1 FX Bank in Australia and New Zealand (Asiamoney Poll).

•                       FX Online transactions now represent 40% of all customer transactions (2001 – 25%).

Business environment and outlook

•                       Volumes continue to increase, however margin compression in the spot market continues due to the increasing use of eCommerce.

•                       Equity and fixed interest portfolio investment flows are growing, with investors seeking further international diversification of holdings.

•                       Retail foreign exchange is increasingly a growth sector.

•                       Historical relationships and access to credit are highly valued by customers, especially for complex products.

Objectives

•                       Defend and grow our global franchise in core currencies (AUD, NZD and G4) across 32 countries.

•                       Focus on deeper penetration of global asset managers, and the small business/middle corporate sectors.

•                       Further diversify revenues through developing the commodities business.

GLOBAL CAPITAL MARKETS David Hornery
Provision of origination, underwriting, structuring, risk management, advice and sale of credit and derivative products globally

	Half year Sep 02	Half year Mar 02	Movt Sep 02 v. Mar 02	Full year Sep 02	Full year Sep 01	Movt Sep 02 v. Sep 01
	$M	$M	%	$M	$M	%
Net interest income	35	31	13%	66	74	-11%
Other external operating income	51	53	-4%	104	84	24%
Net inter business unit fees	6	6	—	12	10	20%
Operating income(1)	92	90	2%	182	168	8%
External operating expenses	(23)	(22)	5%	(45)	(40)	13%
Net inter business unit expenses	(21)	(22)	-5%	(43)	(45)	-4%
Operating expenses	(44)	(44)	—	(88)	(85)	4%
Profit before debt provision	48	46	4%	94	83	13%
Provision for doubtful debts	(1)	(1)	—	(2)	(3)	-33%
Profit before income tax	47	45	4%	92	80	15%
Income tax expense and outside equity interests	(14)	(14)	—	(28)	(27)	4%
Net profit attributable to members of the Company	33	31	6%	64	53	21%

Operating expenses to operating income	47.8%	48.9%	-2%	48.4%	50.6%	-4%
Net specific provisions	3	—	n/a	3	1	large
Total employees	189	181	4%	189	177	7%

(1)            Global Capital Markets derives and manages its revenue from the mark-to-market of its trading portfolios less holding costs and receipt of fee income.  For disclosure purposes, the business is required to separately identify net interest income, notwithstanding that performance is best assessed on a total revenue basis.

2002 results

Profit before tax grew strongly by 15% and with the benefit of the Australian tax rate change, profit after tax was 21% higher.  This result was due to good revenue growth across the product range, despite a slowing economic cycle and volatile credit markets.  Expense growth was low despite significant investment in new product development, international distribution and infrastructure replacement.

Features of the second half

•                       In the September half, volatility, particularly in credit markets, caused cancellation or deferment of a range of key deals.  This was offset by a number of high value structured derivative transactions and good market penetration across the broad product range.

•                       GCM On-Line, our internet based trading platform was released and is gradually being rolled out across the full client base.

•                       The decision was taken to withdraw as an issuer from the equity warrant markets.

•                       During the year, major work on netting exposures was completed and during the first half of 03 we will implement our collateral management system, further enhancing our strong credit position, where in excess of 95% of our credit exposure is ranked investment grade.

Achievements

•                       Maintained top tier ranking or market leadership in each of the business segments.

•                       Rated No 1 in Interest Rate Derivatives and Credit Derivatives in Australia and New Zealand (Asiamoney Poll).

•                       Rated No 1 in Syndicated and club loans including refinancing, for Australia and New Zealand (Basis Point).

•                       Launched GCM Online providing faster and interactive response to customer orders, 24 hour service, Straight Through Processing to clients and reduced transaction costs.

•                       ANZ has a leading market position in several key Credit and Structured Credit Markets.  This position will be strengthened with further investment in systems and intellectual property investment in the coming year.

Business environment and outlook

•                       The markets for high volume/scale driven product continue to experience margin compression.

•                       Historical relationships, access to credit, and product/solution tailoring are key “selection criteria” for customers, especially for complex products.

•                       Demand for specialist skills in new product development continues to intensify.

Objectives

•                       Grow core business at 10%-15% per annum compound, consolidating a top 3 position.

•                       Focus on select, high growth, high intellectual property businesses, in which we have already built a strong pipeline.

GLOBAL STRUCTURED FINANCE Gordon Branston
Provision of arranging, underwriting and advisory services, financial engineering solutions and the funding of large structured debt transactions internationally

	Half year Sep 02	Half year Mar 02	Movt Sep 02 v. Mar 02	Full year Sep 02	Full year Sep 01	Movt Sep 02 v. Sep 01
	$M	$M	%	$M	$M	%
Net interest income	63	55	15%	118	133	-11%
Other external operating income	79	68	16%	147	122	20%
Net inter business unit fees	2	1	100%	3	(3)	n/a
Operating income	144	124	16%	268	252	6%
External operating expenses	(29)	(30)	-3%	(59)	(56)	5%
Net inter business unit expenses	(26)	(29)	-10%	(55)	(53)	4%
Operating expenses	(55)	(59)	-7%	(114)	(109)	5%
Profit before debt provision	89	65	37%	154	143	8%
Provision for doubtful debts	(27)	(24)	13%	(51)	(43)	19%
Profit before income tax	62	41	51%	103	100	3%
Income tax expense and outside equity interests	(19)	—	n/a	(19)	(24)	-21%
Net profit attributable to members of the Company	43	41	5%	84	76	11%

Operating expenses to operating income	38.2%	47.6%	-20%	42.5%	43.3%	-2%
Net specific provisions	202	154	31%	356	8	large
Net non-accrual loans	246	377	-35%	246	107	large
Total employees	185	194	-5%	185	194	-5%

2002 result

Profit after tax measured using ELP was 11% higher driven by strong fee income.  However, significant net specific provisions of $356 million, or a loss rate of 3.9%, cast a shadow over the result.  Net specific provisions of $356 million related mainly to Enron $136 million in the March half year and Marconi $143 million in the September half year.  Remaining provisions related to a small number of customer exposures in the Media & Telecom and Power sectors.  The strong growth in fee income was partly offset by the maturity of high yielding assets in the 2001 year, and an $8 million increase in provision for doubtful debts.  Costs increased by 5% with the investment in specialist staff.

Features of the second half

•                       Profit after tax increased by $2 million over the March half year. After adjusting for exchange rate movements, this represents an underlying 15% increase in profit after tax in a difficult market environment.

•                       Revenue has increased 16% (23% excluding exchange rate impact) over the March half.  Strong fee income has maintained profit levels and offset a contracting balance sheet.  The tax charge for the second half reflects a return to more sustainable levels.  This first half benefited from utilisation of available tax deductions in offshore jurisdictions.

•                       Expenses reduced 7% (3% excluding the exchange rate impact) with a decrease in underlying staff costs.

•                       Net non-accruals decreased $131 million since March, due largely to provisioning against the Marconi exposure.

*Grade	Sep 01	Mar 02	Sep 02
B+ to CCC	4.7%	2.7%	4.6%
CCC and lower	1.2%	4.8%	5.6%
ELP Rate	0.45%	0.47%	0.66%

Achievements

•                       Rated No 1 Asia Pacific Project Finance Bank of the year (Project Finance International and Global Finance magazines) and Top 10 Global Loan Arranger (Dealogic Projectware, Thomson Financial).

•                       Awarded Deal of the Year accolades for Power, Oil & Gas and Water transactions.

•                       Launched Renewable Energy strategy in Europe and USA.

•                       Extended risk mitigation to transfer risk in our international Project Finance portfolio.

•                       Achieved a strong performance in project and structured finance and in industrial transportation producing significant growth in non-lending fees despite subdued markets.

Business environment and outlook

•                       The GSF business focuses on the following key segments, Power, Infrastructure, Mining & Minerals,  Oil & Gas and Media & Telecommunications. Power projects represent around 44% of all projects globally, and GSF has a strong position in this market segment.

•                       With the loss experience in 2002, the credit portfolio is to be progressively rebalanced to reduce the level of corporate credit facilities provided to overseas companies (the principal source of the specific provisions) and retain the focus on project finance.

•                       The power sector in the UK and US has shown some strain, which is subduing project activity, although growth is expected in the Renewable Energy sector.

•                       Oil & Gas and Liquefied Natural Gas sectors remain strong, providing significant opportunities.

Objectives

•                       Minimise portfolio concentrations, and diversify further by geography and sector.

•                       Continue to build industry and product specialisation, and exploit the intellectual capital of the business.

•                       Increase the contribution from fee based structuring and advisory activities.

CORPORATE FINANCING & ADVISORY Peter Hodgson
Provision of complex financing and advisory services, structured financial products, leasing, private equity, project, export and leveraged finance and infrastructure investment

	Half year Sep 02	Half year Mar 02	Movt Sep 02 v. Mar 02	Full year Sep 02	Full year Sep 01	Movt Sep 02 v. Sep 01
	$M	$M	%	$M	$M	%
Net interest income	26	23	13%	49	4	large
Other external operating income	31	33	-6%	64	75	-15%
Net inter business unit fees	(7)	(7)	—	(14)	(12)	17%
Operating income	50	49	2%	99	67	48%
External operating expenses	(13)	(12)	8%	(25)	(21)	19%
Net inter business unit expenses	(7)	(7)	—	(14)	(14)	—
Operating expenses	(20)	(19)	5%	(39)	(35)	11%
Profit before debt provision	30	30	—	60	32	88%
Provision for doubtful debts	(6)	(6)	—	(12)	(13)	-8%
Profit before income tax	24	24	—	48	19	large
Income tax expense and outside equity interests	14	17	-18%	31	53	-42%
Net profit attributable to members of the Company	38	41	-7%	79	72	10%

Operating expenses to operating income	40.0%	38.8%	3%	39.4%	52.2%	-25%
Net specific provisions	—	38	-100%	38	30	27%
Net non-accrual loans	21	25	-16%	21	26	-19%
Total employees	103	97	6%	103	97	6%

2002 results

Profit after tax grew by 10%, driven by strong growth in revenue from project and structured financings together with the private equity investment strategy.  A rebalancing of the portfolio during the last 12 months resulted in strong interest income, with a lower level of structured transactions.  Core costs were well controlled, enabling substantial investment to be made in growth initiatives.  Provision for doubtful debts was slightly lower, and there has been a heightened focus on risk management in a less predictable credit environment.

Features of the second half

•                       Second half results include a tax charge of $2.8 million relating to a prior period transaction.  Excluding this, second half net profit was driven by a particularly strong performance from corporate advisory and cross border leasing.

•                       The 5% increase in operating expenses was the result of further investment in the Infrastructure funds growth initiative, with other costs held to first half levels.

•                       Provision for doubtful debts was unchanged.  There were no new non-accrual loans in the half and specific provisions returned to expected levels, following provisions relating to Enron in the first half.

*Grade	Sep 01	Mar 02	Sep 02
B+ to CCC	3.5%	2.5%	3.4%
CCC and lower	1.0%	1.0%	1.0%
ELP Rate	0.23%	0.23%	0.24%

Achievements

•                       Awarded Asia Pacific Deal of the Year/Infrastructure Deal of the Year for our role as Lead Arranger, Agent and Bookrunner for the Alice Springs to Darwin Railway project (Project Finance and Global Finance magazines).

•                       Successfully executed the Regional Investment Banking strategy “Wall Street to Main Street” involving the delivery of private equity and other products to this customer segment.

•                       Diversified the product offerings to insulate earnings from volatility occasioned by the current climate.  This resulted in strong fee income from leading roles in a number of major transactions across product lines.

•                       For the period Jan-June 2002 CF&A was rated in the top five Asia Pacific Lead Arrangers for Project Finance (Infrastructure Journal) and fifth by number of announced transactions for Australian corporate finance advisory (Thomson Financial).

•                       No 1 in power and utility structured finance capabilities amongst large companies doing business in Australia (Greenwich Association survey).

Business environment and outlook

•                       World events combined with political uncertainty will undoubtedly impact large project financing activity going forward although investment and other opportunities will arise as overseas investors such as power companies withdraw from the Australian and New Zealand markets.  The outlook for a range of products (advisory, private equity, export finance) particularly directed to the corporate segment remains positive and as a consequence there is cause for some optimism.

Objectives

•                       CF&A is a distinctive combination of products - the linkage being the provision of specialist financing and advisory services based on a complimentary set of technical skills and experience.  Its strategy is to develop and expand mature franchises such as project finance whilst building niche products for distribution into the corporate/small business segments and the launch of specialist wholesale funds.

SMALL TO MEDIUM BUSINESS Graham Hodges
Provides a full range of banking services for metropolitan based small to medium business in Australia and New Zealand with turnover up to $10 million

	Half year Sep 02	Half year Mar 02	Movt Sep 02 v. Mar 02	Full year Sep 02	Full year Sep 01	Movt Sep 02 v. Sep 01
	$M	$M	%	$M	$M	%
Net interest income	165	154	7%	319	303	5%
Other external operating income	42	38	11%	80	68	18%
Net inter business unit fees	(17)	(16)	6%	(33)	(38)	-13%
Operating income	190	176	8%	366	333	10%
External operating expenses	(64)	(60)	7%	(124)	(113)	10%
Net inter business unit expenses	—	—	n/a	—	(8)	-100%
Operating expenses	(64)	(60)	7%	(124)	(121)	2%
Profit before debt provision	126	116	9%	242	212	14%
Provision for doubtful debts	(8)	(8)	—	(16)	(17)	-6%
Profit before income tax	118	108	9%	226	195	16%
Income tax expense and outside equity interests	(36)	(33)	9%	(69)	(65)	6%
Net profit attributable to members of the Company	82	75	9%	157	130	21%

Operating expenses to operating income	33.7%	34.1%	-1%	33.9%	36.3%	-7%
Net specific provisions	7	7	—	14	22	-36%
Net non-accrual loans	9	6	50%	9	8	13%
Total employees	1,265	1,220	4%	1,265	1,171	8%

2002 results

Profit before tax grew strongly by 16% and with the benefit of the Australian tax rate change, profit after tax was 21% higher.  Significant investment has been made in industry specialisation and increasing geographical coverage.  This helped to generate good growth in loans and deposits. Expense growth was contained to only 2% despite the increased investment.

Features of the second half

•                       Operating income grew strongly, showing encouraging initial benefits from our investment in increased geographical coverage and industry specialisation.

•                       Net interest income was 7% higher and other external income grew by 11% in large part due to strong growth in lending volumes.  Deposit volumes also grew with some margin improvement due to interest rate increases.

•                       Operating expenses were up 7% on a low base in the first half.  Investment in our growth strategy increased by $4 million, mainly in additional people and training.

•                       Provision for doubtful debts was unchanged despite the growth in lending.  The quality of the portfolio remains sound and more than 80% of lending is fully secured.  Loss rates are at stable lows of around 0.23%.

Achievements

•                       The business has grown strongly both this half and over the full year.

•                       We have expanded the business geographic coverage by increasing the number of Relationship Managers (50) in areas where the Bank was under-represented or where business is growing rapidly.

•                       A specialist Franchising team was established Australia-wide to service this fast growing area of the SME market.

•                       Created a culture of “Business Ownership”, devolved pricing responsibilities to those who manage the customers, fostered entrepreneurship around the business expansion.

•                       The small business portal, “runningmybusiness.anz.com” was launched in November 2001 and had more than 10,000 businesses registered by end August 2002.

Business environment and outlook

•                       Following several years of decline, ANZ has reinvigorated this business over the past 18 months, which has resulted in a stabilisation of market share.  Improvements to the customer proposition, increased investment in training, geographic coverage of the business and industry specialisation provide a good platform for growth in market position.

•                       Small to Medium Business manages relationships with metro-based customers with turnover up to $10 million.  The SME segment performance tends to track the overall performance in the broader economy (GDP as a proxy).

•                       Customer satisfaction in the SME market is primarily driven by factors such as the flexibility of the bank toward customer needs, relationship and service quality rather than specific product features.

Objectives

•                       Increase footprint and size of front line sales force, to further grow market share.

•                       Improve the customer proposition.

•                       Expand the Franchise team and industry specialisation.

•                       Continue to simplify and transform credit processes.

MORTGAGES Greg Camm
Provision of mortgage finance secured by residential real estate in Australia and New Zealand

	Half year Sep 02	Half year Mar 02	Movt Sep 02 v. Mar 02	Full year Sep 02	Full year Sep 01	Movt Sep 02 v. Sep 01
	$M	$M	%	$M	$M	%
Net interest income	342	340	1%	682	655	4%
Other external operating income	45	44	2%	89	78	14%
Net inter business unit fees	(118)	(112)	5%	(230)	(203)	13%
Operating income	269	272	-1%	541	530	2%
External operating expenses	(58)	(61)	-5%	(119)	(108)	10%
Net inter business unit expenses	(21)	(21)	—	(42)	(42)	—
Operating expenses	(79)	(82)	-4%	(161)	(150)	7%
Profit before debt provision	190	190	—	380	380	—
Provision for doubtful debts	(15)	(13)	15%	(28)	(24)	17%
Profit before income tax	175	177	-1%	352	356	-1%
Income tax expense and outside equity interests	(52)	(54)	-4%	(106)	(120)	-12%
Net profit attributable to members of the Company	123	123	—	246	236	4%

Operating expenses to operating income	27.9%	29.0%	-4%	28.5%	27.0%	6%
Net specific provisions	6	4	50%	10	21	-52%
Net non-accrual loans	29	38	-24%	29	50	-42%
Total employees	1,048	963	9%	1,048	903	16%

2002 results

Profit before tax was slightly lower, although the benefit of the Australian tax rate reduction led to 4% growth in profit after tax.  Mortgage lending (including securitised loans) grew 14%, resulting in higher net interest and fee income.  Funding costs rose during the year in anticipation of interest rate rises and the resulting fall in interest margins dampened the revenue increase from the growth in business especially in the second half.  Expenses were higher from increasing personnel numbers to service the additional business volumes and from higher amortisation of new mortgage origination software.

Features of the second half

•                       Interest rate rises and market expectations of further rises increased the cost of funding loans.  The resulting fall in interest margin meant that operating income was slightly lower despite record business volumes.  Funds under management grew by 8% during the half.

•                       ANZ was again named Home Lender of the Year by Personal Investor Magazine, reflecting the quality of the product range and servicing.  Sales through brokers were particularly strong, demonstrating the improvement in service that has been achieved.

•                       Sales and retention commissions paid to Wealth Management and Personal Banking increased in line with business volumes.

•                       Personnel and premises expenses increased, with higher headcount and more space required in order to service the higher volumes.  However, overall operating expenses were 4% lower due to the seasonally higher marketing spend in the first half of the year.

•                       Provision for doubtful debts was higher due to the increased size of the loan portfolio.  The loan risk profile improved, with arrears levels falling significantly.  This quality improvement is not reflected in specific provisions, because first half provisions were reduced by recoveries in New Zealand.

Achievements

•                       Winner of the Home Lender of the year for the fourth consecutive year.

•                       Award winning products, consistently receiving 5 Star Cannex Ratings.

•                       Judged “Best Financial Institution to do Business with” by Australian Mortgage Brokers.

•                       Continued improvement in the risk profile across the business, with historically low delinquency levels.

•                       Initiated Habitat for Humanity partnership – ANZ staff helping to build homes for people otherwise unable to access conventional housing finance.

Business environment and outlook

•                       Lending for housing in Australia totalled $347 billion as at July 2002, of which ANZ has a share of approximately 13%.

•                       economics@anz is forecasting housing credit growth of 13% in the year to September 2003, down from an estimated 17.6% in the current year.  Over the next ten years, system housing credit growth is expected to average between 8%-10% per annum.  In line with ANZ’s strategy to grow its consumer franchise, ANZ plans to achieve mortgage growth exceeding system growth, leading to increases in market share.

•                       Brokers are a key feature of the mortgage market, with an estimated share of new originations of  25%-30%.  ANZ was an early mover in the broker market, such that approximately 33% of ANZ’s mortgages are now sourced via brokers.

•                       Following several years of significant structural decline, mortgage margins have stabilised recently.  However margins continue to be impacted by movements in the short term yield curve, with an upward sloping yield curve tending to have an adverse impact on mortgage margins.  Mortgages are priced with reference to the cash rate, however funding is generally priced with reference to the 90 day bill rate.  ANZ expects such an adverse environment to persist for at least the next half.

Objectives

•                       Maintain high levels of service quality.

•                       Maintain product leadership.

•                       Grow market share in chosen segments.

•                       Improve position in New Zealand.

•                       Re-engineer ‘end to end’ support functions to improve processing efficiency and customer experience.

CONSUMER FINANCE Brian Hartzer
Provides consumer and commercial credit cards, ePayment products, personal loans, and merchant payment facilities in Australia, New Zealand, and selected overseas markets

	Half year Sep 02	Half year Mar 02	Movt Sep 02 v. Mar 02	Full year Sep 02	Full year Sep 01	Movt Sep 02 v. Sep 01
	$M	$M	%	$M	$M	%
Net interest income	192	197	-3%	389	334	16%
Other external operating income	192	196	-2%	388	329	18%
Net inter business unit fees	(43)	(43)	—	(86)	(70)	23%
Operating income	341	350	-3%	691	593	17%
External operating expenses	(120)	(114)	5%	(234)	(205)	14%
Net inter business unit expenses	(39)	(35)	11%	(74)	(61)	21%
Operating expenses	(159)	(149)	7%	(308)	(266)	16%
Profit before debt provision	182	201	-9%	383	327	17%
Provision for doubtful debts	(75)	(86)	-13%	(161)	(171)	-6%
Profit before income tax	107	115	-7%	222	156	42%
Income tax expense and outside equity interests	(36)	(37)	-3%	(73)	(57)	28%
Net profit attributable to members of the Company	71	78	-9%	149	99	51%

Operating expenses to operating income	45.5%	41.4%	10%	43.6%	43.7%	—
Net specific provisions	62	70	-11%	132	139	-5%
Net non-accrual loans	2	2	—	2	1	100%
Total employees	1,156	1,174	-2%	1,156	1,070	8%

2002 results

Profit before tax grew by 42% and after the benefit of the Australian tax rate change, profit after tax was 51% higher.  A significant improvement in the risk profile of the personal loan portfolio led to a reduction in the provision for doubtful debts.  Operating income grew by 17%, driven by higher transaction volumes and increased cards outstandings and growth in the cards portfolio following the collapse of competitor airline loyalty programs.  Expenses were 16% higher, reflecting the growth in volume of business and significant investment in new technology.

Features of the second half

•                       Operating income was 3% lower.  Cards outstandings grew by 8%, but interest margin reduced due to the interest rate rises during the half.  These rises increased funding costs, which could not be fully passed on due to a portion of the balances that do not pay interest.  Personal loan volumes reduced by 1.5% as higher risk balances continue to run off.

•                       Other income fell slightly; merchant turnover and card spend both increased significantly, but the benefit was offset by a significant increase in the cost of providing loyalty programs, competitive pressure on margins and a one-time writedown of our investment in Ecard ($6 million).

•                       The mass issue of new chip cards to customers, amortisation and implementation costs of the new cards processing system introduced in March, and higher non-lending losses, combined to increase operating expenses by 7%.

•                       Provision for doubtful debts and specific provisions reduced significantly, with continuing improvement in personal loan losses and stable card losses.  Delinquencies continue to improve.

Achievements

•                       Highest customer satisfaction of card customers among major competitors.

•                       Launched innovative “Sphere” loyalty program for ANZ First cardholders.

•                       Won “Best International Affinity Credit Card” for the second consecutive year.

•                       Continued growth in acquiring business, including rollout of 30,000 “MultiPos” chip enabled terminals.

Business environment and outlook

•                       Non-housing consumer lending in Australia totalled $84 billion as at July 2002, of which credit card debt represents $21 billion.  In card issuing, ANZ has a share of approximately 29% by turnover, and approximately 18% by balances outstanding.  In card acquiring, ANZ has a share by turnover of approximately 23%.

•                       economics@anz is forecasting consumer credit growth of 4.8% in the year to September 2003, down from an estimated 6.3% in the current year.  In line with ANZ’s strategy to grow its consumer franchise, ANZ expects to achieve lending growth exceeding system growth, leading to further increases in market share.

•                       In August, the Reserve Bank of Australia announced a new interchange standard for the credit card industry.  Changes associated with this new standard, and recent increases in the cost of frequent flyer points, are likely to lead to a net reduction in ANZ’s Australian credit card annual profit by approximately $40 million by 2004.

•                       ANZ Consumer Finance has a small credit card operation in Hong Kong.  The credit environment in that market is not expected to have a material adverse impact on the profits of ANZ Consumer Finance.

Objectives

•                       Build new revenue streams through continued product innovation and controlled geographic expansion in Asia.

•                       Grow at above system, particularly in the Acquiring business.

•                       Leverage new processing platform to make a quantum leap in customer experience and cost efficiency.

•                       Improve cross selling, with an emphasis on the 1 million customers who do not have an ANZ product other than a credit card.

•                       Restructure product features and pricing to minimise impact of new interchange standard whilst maximising customer choice.

ASSET FINANCE Elizabeth Proust

Operating under the Esanda and UDC brands, our vision is to be the leading provider of vehicle and equipment finance and rental services.  This means delivering superior shareholder returns, fast, convenient and excellent customer experience, an environment for our people to excel, value for our channel partners and a contribution to our community.

	Half year Sep 02	Half year Mar 02	Movt Sep 02 v. Mar 02	Full year Sep 02	Full year Sep 01	Movt Sep 02 v. Sep 01
	$M	$M	%	$M	$M	%
Net interest income	169	167	1%	336	338	-1%
Other external operating income	37	32	16%	69	59	17%
Net inter business unit fees	(4)	(4)	—	(8)	(9)	-11%
Operating income	202	195	4%	397	388	2%
External operating expenses	(75)	(75)	—	(150)	(158)	-5%
Net inter business unit expenses	(14)	(15)	-7%	(29)	(30)	-3%
Operating expenses	(89)	(90)	-1%	(179)	(188)	-5%
Profit before debt provision	113	105	8%	218	200	9%
Provision for doubtful debts	(34)	(35)	-3%	(69)	(65)	6%
Profit before income tax	79	70	13%	149	135	10%
Income tax expense and outside equity interests	(25)	(22)	14%	(47)	(43)	9%
Net profit attributable to members of the Company	54	48	13%	102	92	11%

Operating expenses to operating income	43.6%	45.6%	-5%	44.6%	47.9%	-7%
Net specific provisions	32	26	23%	58	86	-33%
Net non-accrual loans	56	64	-13%	56	66	-15%
Total employees	1,303	1,315	-1%	1,303	1,270	3%

2002 results

Profit after tax grew by 11%.  The impact from the Australian tax rate change was limited due to tax credits in 2001.  Income was 2% higher, with new business stronger in the second half and a growing contribution from fleet management services.  Efficiency initiatives achieved a further 4% reduction in expenses.  Provision for doubtful debts was higher in 2002.

Features of the second half

•                       Operating income grew by 4%, driven by increased lending fees and fleet management income.

•                       Lending volumes showed growth, as new business improved in the second half.  Margins were largely unchanged in a very competitive market.

•                       Fleet management income increased significantly, with a greater range of services provided and the successful integration of a business acquired in the first half.

•                       Strict cost control resulted in flat operating expenses.  Headcount was virtually unchanged and rent increases were offset by further rationalisation of property space.

•                       Provision for doubtful debts were relatively stable.  Specific provisions were slightly higher than the first half due to a provision made against a large individual account within our rental usage business.

Achievements

•                       Strong growth was achieved in the Fleet and Vendor Finance businesses.

•                       Esanda Investments captured an increased share of debenture investments following the exit of AGC from the market.  In addition, new products were introduced to provide greater flexibility to our existing investors, as well as to attract new customers.

•                       Over 70% of our customers rated our service very highly (refer chart above).

•                       A franchise model for Relationship Managers was successfully piloted by UDC within the NZ market.

Business environment and outlook

•                       Asset Finance operates principally in the area of motor vehicle and equipment finance and fleet management services, for which the new lending market in Australasia is approximately $40 billion annually.  Asset Finance has a market share of approximately 15%, making it one of the larger players in our key domestic markets.

•                       Vehicle-finance margins have been under pressure for several years, with strong competition from factory-based financiers and other lenders.  Improved risk pricing disciplines should lead to a reduction in the rate of margin decline.

•                       Asset Finance is also involved in equipment financing, which represents approximately 20% of total assets.  Growth within this market segment is relatively strong, particularly through the provision of equipment management services in the Vendor Finance business.

•                       The full impact for the market of GE Capital’s acquisition of AGC remains uncertain, however Esanda’s share of debenture sales has improved.

Objectives

•                       Position our business to capture growth opportunities in the asset finance market and further improve profitability.

•                       Provide an operationally excellent platform to our customers and business partners, such as automotive dealers and finance brokers.

•                       Attract and retain talented people to our business.

GROUP TREASURY Rick Sawers
The banker to all ANZ businesses. Charged with providing cash flow support, ensuring liquidity, managing interest rate risk and providing capital to the businesses

	Half year Sep 02	Half year Mar 02	Movt Sep 02 v. Mar 02	Full year Sep 02	Full year Sep 01	Movt Sep 02 v. Sep 01
	$M	$M	%	$M	$M	%
Net interest income	102	98	4%	200	124	61%
Other external operating income	(5)	4	n/a	(1)	8	n/a
Net inter business unit fees	—	—	n/a	—	(1)	-100%
Operating income	97	102	-5%	199	131	52%
External operating expenses	(7)	(8)	-13%	(15)	(14)	7%
Net inter business unit expenses	(3)	(3)	—	(6)	(6)	—
Operating expenses	(10)	(11)	-9%	(21)	(20)	5%
Profit before debt provision	87	91	-4%	178	111	60%
Provision for doubtful debts	—	—	n/a	—	—	n/a
Profit before income tax	87	91	-4%	178	111	60%
Income tax expense and outside equity interests	(26)	(28)	-7%	(54)	(36)	50%
Net profit attributable to members of the Company	61	63	-3%	124	75	65%
Total employees	46	45	2%	46	45	2%

2002 results

•                  Net profit was cyclically strong in 2002, rising to $124 million (65% increase on the previous year). This was due to an increase in the investment term of assets and favourable funding conditions during the uncertain global economic environment.

•                  In Australia, conditions were mixed with different parts of the business being impacted by Global events. Funding conditions for ANZ were excellent given its strong credit rating which is attractive to wholesale international investors. The strong demand for secure investments in wholesale markets was mirrored in domestic markets, consequently our retail depositor base also grew strongly leading to a stronger overall funding base.

•                  The RBA changed the direction of the interest rate cycle by increasing interest rates by 0.25% twice in mid-2002. Further tightening was expected and built into market interest rates, however, such tightening has now been deferred due to the deteriorating global environment. The interest rate mismatch during this period of interest rate volatility was managed well with risk being contained.

Features of the second half

•                  As expected, earnings growth plateaued in line with the apparent bottoming of the global economic cycle as funding costs began to face upward pressure. In response to this development, the duration of assets has been reduced for the time being given that their attraction is diminishing due to the flatness of the yield curve.

•                  Looking ahead to 2003, it is expected that this period will provide reasonable funding and earnings opportunities in treasury products, however, there is a possibility that the uncertain conditions of 2002 will continue. Group Treasury’s priority is to ensure that the balance sheet is optimally structured for all economic scenarios so as to ensure stability of earnings is achieved as much as is practical.

Wholesale Funding

•      ANZ’s AUD $19 billion of term wholesale funding has grown from $A3.0 billion in 1998.

•      $A5.3 billion debt issued in 2002 via 81 transactions.

•      Portfolio is diversified by both type and currency with a weighted average term to maturity of 2.6 years.

•      New term debt issuance for 2002/03 is planned at between AUD $6 - $7 billion with an average term of 4 years.

Liquidity Portfolio

•      ANZ maintains an $8.0 billion portfolio of high quality, diversified, highly liquid securities to support payment obligations and contingent funding in the event of a market disruption.

•      The portfolio is managed on a global basis through the Group’s major funding centres, ie: Melbourne, New York, London, Wellington and Singapore.

Capital Management

•      The Group’s central capital management target is formulated around Adjusted Common Equity with a benchmark of ACE/RWA in the range of 5.25% to 5.75%.

•      Capital management at ANZ seeks to optimise return to shareholders, ensure growth in the business and maintain low cost of capital through prudent risk management.

•      NZD$300 million subordinated debt was issued in the domestic New Zealand market.

•      AUD $500 million subordinated debt was issued in the domestic Australian market.

Achievements

•                  Effectively managed response to September 11, 2001 by maintaining unrestricted access to world capital markets and increasing liquidity portfolio while increasing earnings 65% over 2001.

•                  Reviewed and restructured Tier 2 capital in Australia and New Zealand incorporating the $NZD300 million subordinated debt issued in New Zealand, $AUD500 million subordinated debt issued in Australia and exercised early redemption option of $USD125 million subordinated debt issued in New Zealand.

•                  Investigated balance sheet efficiency through portfolio optimisation by researching world’s best practice of leading practitioners.

Objectives

•                  Continuing to improve the quality of our core funding and maintaining a minimum level of Customer to Wholesale funding in excess of 60%.

•                  Enhancing the liquidity management framework.

•                  Developing the portfolio management initiative in order to ensure increased access to the growing wholesale market for credit risk and facilitate improved liquidity of bank assets.

•                  Stabilising income as we move into a higher interest rate environment.

•                  Preparing ANZ for regulatory changes associated with Basel II and APRA.

CORPORATE CENTRE
David Boyles	Shane Freeman	Peter Hawkins	Mark Lawrence	Peter Marriott

ANZ’s Corporate Centre is a diverse range of Group functions largely represented by Operations, Technology and Support Services with the balance comprising Group Strategy; People Capital; Risk Management and Chief Financial Officers Units

	Half year Sep 02	Half year Mar 02	Movt Sep 02 v. Mar 02	Full year Sep 02	Full year Sep 01	Movt Sep 02 v. Sep 01
	$M	$M	%	$M	$M	%
Net interest income	60	27	large	87	108	-19%
Other external operating income	47	47	—	94	2	large
Net inter business unit fees	46	45	2%	91	94	-3%
Operating income	153	119	29%	272	204	33%
External operating expenses	(401)	(400)	—	(801)	(792)	1%
Net inter business unit expenses	296	290	2%	586	581	1%
Operating expenses	(105)	(110)	-5%	(215)	(211)	2%
Profit before debt provision	48	9	large	57	(7)	n/a
Provision for doubtful debts	(53)	(33)	61%	(86)	(4)	large
Profit before income tax	(5)	(24)	-79%	(29)	(11)	large
Income tax expense and outside equity interests	(4)	12	n/a	8	(31)	n/a
Net profit attributable to members of the Company	(9)	(12)	-25%	(21)	(42)	-50%
Total employees	5,500	5,387	2%	5,500	5,362	3%

2002 results

The result for Corporate Centre was a loss of $21 million, compared with a loss of $42 million in 2001.  Operating income was $68 million higher, mainly reflecting three factors. Firstly, 2001 included $30 million losses from discontinued businesses. Secondly, the appreciation of the Australian dollar against the US dollar and a reduction in the level of hedging improved the impact of USD revenue hedges by $32 million. Finally, reductions in US interest rates resulted in higher hedge income from an interest rate swap which covers the USD payments to holders of preference shares (TrUEPrs). This was offset by reduced net interest income earned on the floating rate asset pool which is part funded by the TrUEPrs proceeds. Provision for doubtful debts was $82 million higher, including central charges of $72 million that recognise the continued uncertainty in the international economic outlook.

Features of the second half

•                  The loss for the second half reduced from $12 million to $9 million. Higher net interest income from earnings on capital repatriated from Tokyo was offset by an increased central provision for doubtful debts.  This increased central provision is based on moving the credit profile of our offshore structured finance portfolio down one grade on our internal rating scale. Our policy is to recognise such portfolio adjustments centrally.

Group Risk Management

•                  ANZ’s largest corporate exposures were materially reduced in 2002.

•                  Industry leading operational risk measurement framework further embedded within business units.

•                  Global recognition was received for ANZ’s risk management framework in 2002.

•                  Going forward, Group Risk Management will continue to provide specialist risk leadership and oversight in a dynamically evolving business environment. Our commitment is to further improve the Group’s core risk management processes to ensure that ANZ remains at the forefront of risk management capability within the financial services sector.

Operations, Technology and Shared Services (OTSS)

•                  Implemented a Group-wide Common Administration System providing access to financial information, General Ledger, HR functions, Procurement, Accounts payable and Fixed Asset processes in Australia and New Zealand.

•                  Introduced the use of cheque image archives for faster response to customer enquiries and internal efficiency.

•                  Delivered major new projects for cards processing, retail sales and service, customer transaction processing, high value payments, customer relationship management, corporate banking, risk management and new capabilities for mortgage originators.

•                  OTSS is ensuring its technology infrastructure is robust, flexible and cost effective. Costs are being reduced and productivity improved.

Group Strategy

•                  Group Strategy has continued its work on strengthening the Pacific franchise through the Bank of Hawaii operations acquisition as well as repositioning ANZ’s Funds/Wealth Management business through the development and commencement of the INGA joint venture.

•                  Group Strategy continues its focus on achieving organic out-performance across all of the Group’s businesses.

People Capital

•                  People Capital has continued its wide scale roll out of ANZ’s Breakout cultural change program. To date, 5,000 Managers have attended Breakout sessions and 100 internal ANZ Breakout Champions have been developed.

•                  ANZ continues to create a work environment that recognises the need to balance work and family. Family friendly policies including paid paternal leave for co-partners, telecommuting and job sharing have been implemented.

•                  Future strength is being built by developing organisational capability through attracting, developing and retaining ANZ’s best people.

•                  ANZ is one of the largest recruiters of graduates in the private sector recruiting approximately 200 new graduates in Australia and 30 in New Zealand.

CFO Units

•                  CFO Units has implemented a new General Ledger for Australia and New Zealand (in conjunction with Operations, Technology and Shared Services).

•                  ANZ has received several awards that recognise the quality of ANZ’s financial disclosure. ANZ is committed to providing full and timely information to all stakeholders.

•                  Refinements continue to be made to Group-wide strategy planning.

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Geographic Segment Performance

includes significant transactions

	Half year Sep 02	Half year Mar 02	Movt Sep 02 v. Mar 02	Full year Sep 02	Full year Sep 01	Movt Sep 02 v. Sep 01
	$M	$M	%	$M	$M	%
Net profit attributable to members of the Company
Australia	934	774	21%	1,708	1,444	18%
New Zealand	188	142	32%	330	278	19%
Overseas Markets	150	134	12%	284	148	92%
	1,272	1,050	21%	2,322	1,870	24%

External assets
Australia	135,050	131,655	3%	135,050	133,057	1%
New Zealand	23,799	22,540	6%	23,799	22,337	7%
Overseas Markets	24,256	22,394	8%	24,256	30,099	-19%
	183,105	176,589	4%	183,105	185,493	-1%

Risk weighted assets
Australia	104,537	98,894	6%	104,537	98,236	6%
New Zealand	15,867	14,936	6%	15,867	15,147	5%
Overseas Markets	20,986	21,588	-3%	20,986	25,746	-18%
	141,390	135,418	4%	141,390	139,129	2%

Geographic Segment - Australia

	Half year Sep 02	Half year Mar 02	Movt Sep 02 v. Mar 02	Full year Sep 02	Full year Sep 01	Movt Sep 02 v. Sep 01
	$M	$M	%	$M	$M	%
Net profit attributable to members of the Company
Net interest income	1,530	1,477	4%	3,007	2,867	5%
Fee income	780	742	5%	1,522	1,374	11%
Other operating income	337	294	15%	631	547	15%
Operating income	2,647	2,513	5%	5,160	4,788	8%
Operating expenses	(1,141)	(917)	24%	(2,058)	(2,243)	-8%
Profit before debt provision	1,506	1,596	-6%	3,102	2,545	22%
Provision for doubtful debts	(236)	(475)	-50%	(711)	(385)	85%
Income tax expense	(336)	(347)	-3%	(683)	(716)	-5%
Net profit attributable to members of the Company	934	774	21%	1,708	1,444	18%
Net interest average margin	2.88%	2.95%	-2%	2.91%	2.96%	-2%
Return on risk weighted assets	1.84%	1.57%	17%	1.71%	1.50%	14%
Operating expenses to operating income	43.0%	36.3%	18%	39.7%	46.7%	-15%
Operating expenses to average assets	1.74%	1.40%	24%	1.57%	1.77%	-11%
Net specific provision	136	196	-31%	332	474	-30%
Net specific provision as a % of average net advances	0.24%	0.36%	-34%	0.30%	0.45%	-33%
Net non-accrual loans	315	367	-14%	315	492	-36%
Net non-accrual loans as a % of net advances	0.27%	0.33%	-19%	0.27%	0.46%	-41%
Total employees	15,879	16,121	-2%	15,879	16,152	-2%
Lending growth	5.8%	2.7%	large	8.6%	3.1%	large
External assets	135,050	131,655	3%	135,050	133,057	1%
Risk weighted assets	104,537	98,894	6%	104,537	98,236	6%

2002 results

Net profit increased by 18% to $1,708 million (10% increase excluding the Australian component of the significant transactions). The benefit of the tax rate reduction to 30% was offset by a prudent central provision for doubtful debts in the uncertain global economic environment. 2001 also included a small net gain on the sale of investments and various investment writedowns. Excluding these impacts, net profit increased by 8%, reflecting solid growth across most businesses.

Features of the second half

Excluding significant transactions, the central provision for doubtful debts and the impact of the INGA joint venture, Australia net profit increased by 5%, reflecting:

•                  Higher net interest income mainly due to deposit volume and margin growth in Personal Banking and good growth from lending in Small to Medium Business. Strong growth in Mortgages volume was offset by lower margins due to the increasing interest rate environment.

•                  Growth in fee income, particularly from lending transactions within Institutional Banking. Higher card transaction volumes were offset by the migration of personal customers to the new low cost Access Advantage and Select accounts.

•                  A small increase in operating expenses, with salary increases offset by seasonally lower Mortgages marketing spend.

Geographic Segment – New Zealand

Murray Horn

	Half year Sep 02	Half year Mar 02	Movt Sep 02 v. Mar 02	Full year Sep 02	Full year Sep 01	Movt Sep 02 v. Sep 01
	$M	$M	%	$M	$M	%
Net profit attributable to members of the Company
Net interest income	304	276	10%	580	520	12%
Fee income	145	142	2%	287	291	-1%
Other operating income	78	41	90%	119	79	51%
Operating income	527	459	15%	986	890	11%
Operating expenses	(247)	(229)	8%	(476)	(450)	6%
Profit before debt provision	280	230	22%	510	440	16%
Provision for doubtful debts	(26)	(28)	-7%	(54)	(45)	20%
Income tax expense	(66)	(60)	10%	(126)	(117)	8%
Net profit attributable to members of the Company	188	142	32%	330	278	19%
Net interest average margin	3.00%	2.74%	9%	2.82%	2.63%	7%
Return on risk weighted assets	2.42%	1.91%	27%	2.19%	1.95%	12%
Operating expenses to operating income	46.1%	49.0%	-6%	47.4%	49.7%	-5%
Operating expenses to average assets	2.08%	2.07%	—	2.07%	2.02%	2%
Net specific provision	18	13	38%	31	42	-26%
Net specific provision as a % of average net advances	0.19%	0.15%	33%	0.17%	0.24%	-29%
Net non-accrual loans	17	17	—	17	48	-65%
Net non-accrual loans as a % of net advances	0.09%	0.09%	—	0.09%	0.27%	-66%
Total employees	3,698	3,706	—	3,698	3,683	—
Lending growth (including FX impact)	3.3%	0.9%	large	4.2%	11.0%	-62%
Lending growth (excluding FX impact)	-1.3%	0.9%	n/a	-0.4%	5.7%	n/a
External assets	23,799	22,540	6%	23,799	22,337	7%
Risk weighted assets	15,867	14,936	6%	15,867	15,147	5%

2002 results

New Zealand contributed $330 million to the Group result in 2002, an increase of 19% on last year. Excluding the exceptional gain from the sale of the funds management business to the INGA joint venture ($32 million), and adjusting for translation gains arising from a strengthening New Zealand dollar, growth in the 2002 year was 3%.

Features of the second half

After a difficult first half for lending and transaction volumes, solid profit growth was achieved in the second half, with a stronger net interest income performance across the businesses. Excluding the gain on sale from the funds management business, second half profit growth was 6%.

•                  Increased net interest income, reflecting deposit volume and margin improvements, particularly in Personal Banking, Small to Medium Business, and Asset Finance. This was partly offset by lower lending volumes and margins in Mortgages.

•                  Increased other operating income as a result of the $30 million gain from the sale of the funds management business to the INGA joint venture, and increased income from structured financing activities.

•                  Increased operating expenses reflecting investment in the new sales and service platform and other infrastructure.

•                  Continued sound credit quality, with the specific provision charge and non-accrual loans at low levels.

•                  Lower effective tax rate as a result of the non taxable gain on the sale of the funds management business.

Geographic Segment – Overseas Markets

	Half year Sep 02	Half year Mar 02	Movt Sep 02 v. Mar 02	Full year Sep 02	Full year Sep 01	Movt Sep 02 v. Sep 01
	$M	$M	%	$M	$M	%
Net profit attributable to members of the Company
Net interest income	219	212	3%	431	446	-3%
Fee income	133	129	3%	262	227	15%
Other operating income	88	61	44%	149	55	large
Operating income	440	402	9%	842	728	16%
Operating expenses	(187)	(184)	2%	(371)	(399)	-7%
Profit before debt provision	253	218	16%	471	329	43%
Provision for doubtful debts	(47)	(48)	-2%	(95)	(101)	-6%
Income tax expense	(55)	(34)	62%	(89)	(78)	14%
Outside equity interests	(1)	(2)	-50%	(3)	(2)	50%
Net profit attributable to members of the Company	150	134	12%	284	148	92%
Net interest average margin	1.54%	1.33%	16%	1.42%	1.31%	9%
Return on risk weighted assets	1.45%	1.13%	28%	1.28%	0.63%	large
Operating expenses to operating income	42.0%	45.5%	-8%	43.7%	54.7%	-20%
Operating expenses to average assets	1.52%	1.03%	48%	1.47%	1.54%	-4%
Net specific provision	207	157	32%	364	4	large
Net specific provision as a % of average net advances	3.22%	2.04%	58%	2.57%	0.03%	large
Net non-accrual loans	296	449	-34%	296	230	29%
Net non-accrual loans as a % of net advances	2.19%	3.20%	-32%	2.19%	1.44%	52%
Total employees	2,904	2,910	—	2,904	2,666	9%
Lending growth (including FX impact)	-3.6%	-12.3%	-71%	-15.4%	15.2%	n/a
Lending growth (excluding FX impact)	-5.7%	-3.4%	68%	-8.8%	-2.8%	large
External assets	24,256	22,394	8%	24,256	30,099	-19%
Risk weighted assets	20,986	21,588	-3%	20,986	25,746	-18%

2002 results

Net profit increased by 92% to $284 million in 2002. The prior year results were adversely impacted by losses from discontinued businesses and the writedown of the investment in Panin. Excluding the net loss of $68 million from these items, profit grew by 31%, due mainly to a $26 million increase in equity accounted income from Panin, acquisitions and growth in fee income from Pacific, Americas and Asia particularly in structured finance. Net specific provisions were far above expectations, due to large single name losses on formerly investment grade loans, mainly Enron and Marconi.

Features of the second half

Net profit increased by 12% to $150 million in the second half. The main influences on this result were:

•                  Higher interest income recovered from non-accrual loans. Overall, lending growth remained subdued in global markets.

•                  Increased fee income from structured finance in Americas.

•                  Higher other income, reflecting an increase of $5 million in equity accounting income from Panin and higher income on structured deals in Americas and UK. Foreign exchange earnings also increased, assisted by volatility in the PNG exchange rate.

•                  Operating expenses were held to a slight increase.

Net specific provisions increased further from the high level in the first half, due principally to losses on Marconi.

Overseas Markets – Asia John Winders

	Half year Sep 02	Half year Mar 02	Movt Sep 02 v. Mar 02	Full year Sep 02	Full year Sep 01	Movt Sep 02 v. Sep 01
	$M	$M	%	$M	$M	%
Net profit attributable to members of the Company
Net interest income	65	66	-2%	131	141	-7%
Fee income	27	34	-21%	61	52	17%
Other operating income	39	30	30%	69	(24)	n/a
Operating income	131	130	1%	261	169	54%
Operating expenses	(56)	(58)	-3%	(114)	(126)	-10%
Profit before debt provision	75	72	4%	147	43	large
Provision for doubtful debts	(9)	(13)	-31%	(22)	(24)	-8%
Income tax expense	(9)	(12)	-25%	(21)	(22)	-5%
Outside equity interests	(1)	(2)	-50%	(3)	(2)	50%
Net profit attributable to members of the Company	56	45	24%	101	(5)	n/a

Operating expenses to operating income	42.0%	43.8%	-4%	43.3%	74.0%	-41%
Net specific provision	(2)	3	n/a	1	(11)	n/a
Net non-accrual loans	32	43	-26%	32	80	-60%
Total employees	617	619	—	617	601	3%

The Asia business now has a much lower risk profile and is focussed on core group product capabilities including trade finance, foreign exchange, structured finance, personal banking and cards, servicing the needs of our high quality customer base with significant network linkages to Australia and New Zealand.

Asia has had minimal new lending losses for the past two years which reflects a program of ongoing risk reduction and a refocus towards core group capabilities in both the corporate and personal banking areas.

2002 results

2001 results were adversely impacted by losses from discontinued business (Boom.com and the joint venture with OCBC Bank), together with the writedown of the investment in Panin. Excluding the net loss of $68 million from these items, profit before tax grew by 44%, due mainly to increased equity accounted contribution from our investment in Panin.

Features of the second half

Profit after tax for the half year to September 2002 increased by 24% to $56 million. The results were impacted by:

•                  Improvement of $5 million in equity accounted contribution from our investment in Panin.

•                  Reductions in fee income resulting from weak business conditions regionally and globally.

•                  Ongoing focus on cost control as evidenced by the continued lowering of operating expenses.

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RISK MANAGEMENT

GROUP RISK Mark Lawrence

ANZ’s Risk Management Vision and Strategy

ANZ is underpinned by an ongoing focus on risk issues and strategy at the highest levels and a comprehensive risk management framework comprising:

•                  The Board, providing leadership, approving risk appetite and strategy and monitoring progress.

•                  A strong framework for development and maintenance of Group-wide risk management policies, procedures and systems, overseen by an independent central team of risk professionals reporting directly to the Chief Executive Officer.

•                  The use of sophisticated risk tools, applications and processes to execute our global risk management strategy across the Group.

•                  Primary Business Unit-level accountability for management of risks in alignment with the Group’s strategy.

Board-Driven Risk Management

The Board of Directors, through the Risk Management Committee, approves the Group’s risk appetite and is responsible for reviewing and approving ANZ’s risk management strategy and policies. The Risk Management Committee meets regularly to ensure that the requisite culture, practices and systems are in place across the Group, and to discuss the Group’s response to emerging risk issues and trends. The Board of Directors also reviews the effectiveness of the risk management systems through reports from management and from three specific management Risk Committees: the Credit & Trading Risk Committee, the Group Asset and Liability Committee and the Operating Risk Executive Committee.

A strong framework for Risk Strategy

Management has the primary responsibility for identifying and evaluating significant risks to the business and for implementing suitable controls.

Responsibility for the implementation of risk policy and for ensuring that there is an effective top-level control framework is delegated to the Chief Risk Officer who reports to the Chief Executive Officer.

The Chief Risk Officer implements the risk strategies and policies approved by the Board by leveraging specialist expertise within Group Risk Management in three key types of risk: Credit Risk, Market Risk and Operational Risk. Group Risk Management is also responsible for setting risk policy, determining risk measurement methodology, overseeing the Business Units’ compliance with policies, regulations and laws, and undertaking regular risk evaluation and reporting. All of these functions are undertaken by risk professionals with extensive experience and have been the subject of substantial additional investment in recent years.

Business Unit level accountability for Risk Management

Within each Business Unit the Managing Director has primary responsibility for risk management. Each Business Unit has a risk management team and receives further assistance from a senior risk professional who provides strategic guidance and advice. This partnership approach ensures timely communication about risk issues as they arise and also provides the means for effective governance and oversight by the Chief Risk Officer.

The various risks inherent in the operations of the Group may be broadly grouped together under the following three categories:

1.     Credit Risk

Group Risk Management’s responsibilities for credit risk policy and management are principally executed through two dedicated departments - Wholesale Risk, and Retail Risk.

Wholesale Risk services the Group’s Corporate, Institutional and Global Investment Banking activities, while Retail Risk services the Group’s consumer-based businesses.

All major credit decisions (or automated decision processes) for the Group’s corporate and consumer businesses require dual approval by both Group Risk Management and Business Unit-based personnel.

Review of 2002

2002 was a very difficult year in the international credit markets highlighted by large corporate failures and accounting frauds, continued difficulties in the energy and telecommunications industries, increased share market volatility and an overall trend towards increased risk aversion. In recognition of these events, and consistent with ANZ’s objective to continually improve our core risk management processes to industry leading levels we have implemented a number of substantial enhancements to our framework for managing credit risk in 2002.

Specific improvements include:

•                  Continuing the trend of previous years, ANZ’s largest corporate exposures were further materially reduced in 2002. The aggregate of our top 10 committed exposures as a percentage of Adjusted Common Equity declined over the last year from greater than 130% in September 2001 to approximately 100% in September 2002.

•                  Further substantial reductions were made to the limits applying to our single customer exposures. These limits vary with the credit rating and geographical location of the customer; the limits applicable to offshore customers are 40% lower than those applicable in Australia and New Zealand. In addition, inner sublimits on funded exposures were introduced in October 2002.

•                  Cross-border limits were further materially reduced (post September 11) in South Asia, Middle East and Asia.

•                  ANZ’s internal credit ratings are now regularly and systematically reviewed against movements in external ratings, market indices, credit spreads and other industry indicators for “early warning” purposes.

•                  ANZ’s internal risk grading scale was expanded from 10 to 27 customer credit ratings.

•                  A new credit cost calculator, “C-Risk”, was implemented, which calculates economic credit costs for individual facilities.

•                  A wider application of sophisticated risk measurement tools in the retail sector, resulting in more efficient and effective credit assessment processes. Credit policies were tightened in certain specific areas.

Despite a difficult economic environment in 2002, the overall quality of ANZ’s corporate and consumer credit portfolios remains sound. As noted in the 2002 Interim Results, Australian and New Zealand risk profiles remain stable with the International profile being affected by a small number of large corporate downgrades. In response, the assessment of counterparty credit worthiness has been enhanced through providing greater weighting to the quality and integrity of counterparties’ financial disclosure. Additionally, concentration limits on certain industries and sectors and customers have been reviewed and further aligned to the Group’s risk appetite.

2.     Market Risk

Market Risk is the risk that the Group will incur losses from changes in interest rates, foreign exchange rates or the prices of equity shares and indices, commodities, debt securities and other financial contracts, including derivatives. It is managed by a variety of different techniques with Group Risk Management setting limits to control trading positions and interest rate risk up to a Board authorised total.

Review of 2002

During the year, rollout of a new “Market Risk Engine” was completed. This major initiative enables better aggregation and measurement of market risks across asset classes (eg, equities, foreign exchange and interest rate products), and positions ANZ at the forefront of market risk management capability.

Other key undertakings over the year, which focus particularly on the crossover dynamics between Credit Risk and Market Risk, include:

•                  Establishment of a new framework to enable trading in credit derivatives. This capability introduces another tool to support “best practice” management of the Group’s credit portfolio, the creation of structured investment products for clients, and enhanced trading capability.

•                  Evaluation of market risk management capabilities of clients exposed to significant market risks in their core business, thereby improving the Group’s overall management of credit risk associated with these clients.

3.     Operating Risk

Operating risk is the risk of direct or indirect loss resulting from inadequate or failed internal processes, people and systems or from external events.

Group Risk Management is responsible for establishing Group policy and for the measurement, monitoring and reporting of operating risk across the Group

Review of 2002

ANZ’s operating risk framework, policy and procedures continue to be strengthened in line with new and emerging risk trends. Key activity in 2002 included:

•                  Further development of ANZ’s methodology for operational risk measurement and economic capital allocation.

•                  Strong focus on fraud risk management, including implementation of a Group fraud policy, enhanced technology tools and development of industry solutions in conjunction with Government and industry groups.

•                  Refinement of the Group’s business continuity capability in line with new and emerging threats, reinforced by crisis management exercises.

•                  Significant enhancement to ANZ’s Regulatory Compliance framework, including policies to prevent money laundering, criminal and terrorist financing and to address privacy and customer disability, and procedures for electronic funds transfer.

Looking Forward

ANZ’s risk management capabilities are considered to be a strategic asset and a source of competitive advantage. Through effective use of technology and strong management focus, we seek to further strengthen the Group’s risk capabilities and culture to ensure that ANZ remains at the forefront of risk management capability within the financial services industry.

COUNTRY EXPOSURES

The exposure definitions in the following tables are consistent with the ones used by Standard & Poor’s in their assessment of regional risk published in February 1998.

Both local currency and cross border exposures are included.

Trade finance is captured at 100% of face value.

All cross border exposure is recorded on the basis of the Country where the asset is booked.

Treasury funded exposures includes predominantly bank Money Market lines and Certificates of Deposit.

Treasury unfunded exposure includes Foreign Exchange and Interest Rate contracts (forwards, options and swaps). The exposure is calculated using a conservative “mark to market plus potential exposure” methodology. This methodology calculates the market value of a contract and adds a factor for the potential change in value from the valuation date to maturity. The mark to market of off balance sheet exposures is netted by counterparty where the Group holds a valid legally enforceable netting agreement with that counterparty.

Financial guarantees represents lending to entities outside of Asia (typically Australia) where there is a relationship with the parent entity through a guarantee standby letter of credit.

Term lending is split into three categories: exposure to multinationals covers lending in countries to international or global companies, frequently involving US, UK, European or Australian parents of joint venture partners, term lending in local currency which is principally franchise countries, and cross border term lending (mostly USD).

Project finance includes a mix of products and is net of Political Risk Insurance (PRI) cover provided by either a large Government Multi Lateral Agency or a large Global Private Insurance company.

Securities include traded debt instruments and are measured at assessed market value (mark to market).

COUNTRY EXPOSURES

Product disclosure by selected regions

As at 30 September 2002 in USD millions (net exposures)

	CROSS BORDER RISK AND LOCAL CURRENCY RISK
Countries	Trade	Treasury On Balance Sheet	Treasury Off Balance Sheet	Performance Bonds	Financial Guarantees Securing Regional Lending in Countries not detailed	Term Lending MNC’s	Term Lending XBR	Term Lending LCY	Underwriting & Project Risk	Securities Investment at Market Value	Total	Movement from Mar 02

ASIA
Brunei												-1
China	422	54	5	3	46	3	33	63	37		666	139
Hong Kong	64	12	306	41	220	89	106	204			1,042	172
Indonesia	91		2	10	1	38	8	84	55		289	-15
Japan	26		209	93	25	150		26			529	-175
Laos												-1
Macau			3								3	2
Malaysia	92		4	1					28		125	-36
Philippines	48		3	1	1	10	48	13	30		154	-102
Singapore	178	126	402	70	98	262	218	20			1,374	452
South Korea	962		5	13	15		5	33	13		1,046	271
Taiwan	213		21	22	6		74	137			473	71
Thailand	10		1	2			14		21		48	8
Vietnam	48			2		11	17	53	2		133	-5
Total	2,154	192	961	258	412	563	523	633	186		5,882	780

SOUTH ASIA
Bangladesh	43		33						17		93	17
India	62		4	1	1		100		61	13	242	-96
Nepal												-1
Sri Lanka	1		13	3							17	4
Total	106		50	4	1		100		78	13	352	-76

LATIN AMERICA
Argentina	1								21		22	-18
Brazil	102								51		153	-24
Chile	43					71			48		162	-8
Colombia							5				5	0
Mexico	36		6	3			20		97		162	22
Peru									17		17	0
Uruguay												-2
Venezuela							1		51		52	0
Total	182		6	3		71	26		285		573	-30

MIDDLE EAST
Bahrain			1				10				11	5
Egypt	10										10	8
Greece							21				21	-4
Iran	50								8		58	-10
Israel	1		4	12	47						64	-13
Jordan	1										1	1
Kuwait	25										25	0
Oman	2		37		8						47	10
Pakistan	8		39								47	-28
Qatar	2		19	1							22	4
Saudi Arabia	16		1		13		11				41	-8
U.A.E.	193		4				50				247	41
Political Risk Insurance												0
First Loss									40		40	0
Total	308		105	13	68		92		48		634	6

EASTERN EUROPE
Hungary	1										1	0
Total	1										1	0
Total Countries externally rated A or Better											4,843	887

Total Countries externally rated below A											2,599	-207

Total all Countries											7,442	680

(1)       Middle East project exposure is USD408 million however ANZ has Political Risk Insurance. ANZ is liable for the first loss of USD40 million

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FIVE YEAR SUMMARY

Note	2002	2001	2000	1999	1998
$M	$M	$M	$M	$M
Statement of Financial Performance
Net interest income	4,018	3,833	3,801	3,655	3,547
Other operating income	2,970	2,573	3,790	2,377	2,029
Operating expenses	(2,905)	(3,092)	(4,300)	(3,300)	(3,470)
Provision for doubtful debts	(860)	(531)	(502)	(510)	(487)
Profit before income tax	3,223	2,783	2,789	2,222	1,619
Income tax expense	(898)	(911)	(1,040)	(736)	(504)
Outside equity interests	(3)	(2)	(2)	(6)	(9)

Net profit attributable to members of the Company	2,322	1,870	1,747	1,480	1,106

Statement of Financial Position
Assets	183,105	185,493	172,467	152,801	153,215
Net assets	11,465	10,551	9,807	9,429	8,391

Ratios
Return on average ordinary equity	23.2%	20.2%	19.3%	17.6%	15.9%
Return on average assets	1.3%	1.1%	1.1%	1.0%	0.7%
Tier 1 capital ratio	7.9%	7.5%	7.4%	7.9%	7.2%
Cost to income(1)	46.0%	48.3%	56.5%	54.5%	60.9%

Shareholder value - ordinary shares
Total return to shareholders
(share price movement plus dividends)	15.3%	25.5%	35.3%	19.6%	-15.6%
Market capitalisation	26,544	23,783	20,002	16,045	13,885
Dividend	85 cents	73 cents	64 cents	56 cents	52 cents
Franked portion
- interim	100.0%	100.0%	100.0%	75.0%	60.0%
- final	100.0%	100.0%	100.0%	80.0%	60.0%
Share price
- high	$20.38	$17.39	$13.46	$12.45	$11.88
- low	$16.33	$13.44	$9.60	$8.58	$8.45
- closing	$17.65	$15.98	$13.28	$10.25	$9.02

Share information (per fully paid ordinary share)
Earnings per share - basic	147.3	c	117.4	c	106.8	c	90.6	c	72.6	c
Dividend payout ratio	57.8%	62.0%	59.1%	62.1%	67.8%
Net tangible assets	$6.58	$5.96	$5.49	$5.21	$4.98

Number of fully paid ordinary shares on issue (millions)	1,503.9	1,488.3	1,506.2	1,565.4	1,539.4
Other information
Permanent employees (FTE’s)	21,380	21,403	21,774	28,744	30,827
Temporary employees (FTE’s)	1,102	1,098	1,360	1,427	1,245
Total employees	22,482	22,501	23,134	30,171	32,072
Points of representation	1,018	1,056	1,087	1,147	1,205
Number of shareholders	198,715	181,667	179,244	214,151	151,564

(1). Excludes the impact of goodwill amortisation and significant transactions in 2002.

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Australia and New Zealand Banking Group Limited

CONSOLIDATED FINANCIAL STATEMENTS & OTHER DISCLOSURES

Year ended

30 September 2002

This announcement on the consolidated Group constitutes the Appendix 4B required by the Australian Stock Exchange, and should be read in conjunction with the September 2002 Annual Financial Report.

CONSOLIDATED FINANCIAL STATEMENTS – TABLE OF CONTENTS

Consolidated Statement of Financial Performance

Consolidated Statement of Financial Position

Statement of Changes in Equity

Consolidated Statement of Cash Flows

Notes to the Financial Statements
1.	Accounting policies
2.	Income
3.	Operating expenses
4.	Income tax expense
5.	Dividends
6.	Earnings per ordinary share
7.	Investment securities
8.	Net loans and advances
9.	Impaired assets
10.	Provisions for doubtful debts
11.	Capital adequacy
12.	Share capital and options
13.	Average Balance Sheet and related interest
14.	Interest spreads and net interest average margins
15.	Segment analysis
16.	Derivative financial instruments
17.	Contingent liabilities
18.	Note to the Statement of Cash Flows
19.	Changes in composition of the Group
20.	Associates, joint venture entities and investments
21.	US GAAP reconciliation
22.	Exchange rates
23.	Significant events since balance date

Appendix 4B Statement

Definitions

Alphabetical Index

CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE

	Note	Half year Sep 02	Half year Mar 02	Movt Sep 02 v. Mar 02	Full year Sep 02	Full year Sep 01	Movt Sep 02 v. Sep 01
		$M	$M	%	$M	$M	%
Total income	2	6,211	5,796	7%	12,007	12,824	-6%
Interest income		4,650	4,387	6	9,037	10,251	-12%
Interest expense		(2,597)	(2,422)	7%	(5,019)	(6,418)	-22%
Net interest income		2,053	1,965	4%	4,018	3,833	5%
Proceeds, net of costs, on disposal of investments		566	—	n/a	566	—	n/a
Carrying amount of assets given up		(392)	—	n/a	(392)	—	n/a
Net profit on disposal of investments	2	174	—	n/a	174	—	n/a
Other operating income	2	1,387	1,409	-2%	2,796	2,573	9%
Operating income		3,614	3,374	7%	6,988	6,406	9%
Operating expenses	3	(1,575)	(1,330)	18%	(2,905)	(3,092)	-6%
Profit before debt provision		2,039	2,044	—	4,083	3,314	23%
Provision for doubtful debts	10	(309)	(551)	-44%	(860)	(531)	62%
Profit before income tax		1,730	1,493	16%	3,223	2,783	16%
Income tax expense	4	(457)	(441)	4%	(898)	(911)	-1%
Profit after income tax		1,273	1,052	21%	2,325	1,872	24%
Net profit attributable to outside equity interests		(1)	(2)	-50%	(3)	(2)	50%
Net profit attributable to members of the Company		1,272	1,050	21%	2,322	1,870	24%
Currency translation adjustments, net of hedges after tax		45	(143)	n/a	(98)	197	n/a
Total changes in equity other than those resulting from transactions with shareholders as owners		1,317	907	45%	2,224	2,067	8%
Earnings per ordinary share (cents)
Basic	6	81.0	66.3	22%	147.3	117.4	25%
Diluted		80.6	66.0	22%	146.6	117.0	25%
Dividend per ordinary share (cents)	5	46	39	18%	85	73	16%
Net tangible assets per ordinary share ($)		6.58	6.14	7%	6.58	5.96	10%

The notes appearing on pages 77 - 120 form an integral part of these financial statements

Equity instruments issued to employees

Under existing Australian Accounting Standards, certain equity instruments issued to employees are not required to be expensed. The impact of expensing options, and shares issued under the $1,000 employee share plan, have been calculated and are disclosed below.

Full year Sep 02
$M
Net profit attributable to members of the Company	2,322
Expenses attributable to:
Options issued to Management Board(1)	(7)
Options issued to general management(1)	(19)
Shares issued under $1,000 employee share plan	(18)
Revised net profit attributable to members of the Company	2,278
Revised earnings per share basic (cents)	144.4

(1).         Based on fair values estimated at grant date using a modified Black Scholes model. Value of options amortised over vesting period.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Note	As at Sep 02	As at Mar 02	As at Sep 01	Movt Sep 02 v. Sep.01	Movt Sep 02 v. Sep.02
		$M	$M	$M	%	%
Assets
Liquid assets		7,410	6,752	7,794	-5%	10%
Due from other financial institutions		3,815	3,468	4,829	-21%	10%
Trading securities(1)		5,873	5,189	4,827	22%	13%
Investment securities	7	3,609	2,716	3,487	3%	33%
Net loans and advances	8	132,060	125,267	123,657	7%	5%
Customers’ liabilities for acceptances		13,796	14,512	14,324	-4%	-5%
Life insurance investment assets		—	5,064	4,774	-100%	-100%
Regulatory deposits		178	128	133	34%	39%
Shares in associates and joint venture entities		1,692	76	64	large	large
Deferred tax assets		1,218	1,185	1,200	2%	3%
Goodwill(2)		180	188	137	31%	-4%
Other assets(3)		11,810	10,613	18,906	-38%	11%
Premises and equipment		1,464	1,431	1,361	8%	2%
Total assets		183,105	176,589	185,493	-1%	4%
Liabilities
Due to other financial institutions		10,860	8,215	12,690	-14%	32%
Deposits and other borrowings		113,297	105,616	104,874	8%	7%
Liability for acceptances		13,796	14,512	14,324	-4%	-5%
Income tax liabilities		1,340	1,193	1,335	—	12%
Payables and other liabilities		12,450	11,958	15,948	-22%	4%
Provisions		1,744	1,611	2,142	-19%	8%
Life insurance policy liabilities		—	4,754	4,458	-100%	-100%
Bonds and notes		14,708	14,437	15,340	-4%	2%
Loan capital		3,445	3,490	3,831	-10%	-1%
Total liabilities		171,640	165,786	174,942	-2%	4%
Net assets		11,465	10,803	10,551	9%	6%
Shareholders’ equity
Ordinary share capital		3,939	3,824	3,733	6%	3%
Preference share capital		1,375	1,410	1,526	-10%	-2%
Reserves		534	523	717	-26%	2%
Retained Profits		5,600	5,032	4,562	23%	11%
Share capital and reserves attributable to members of the Company		11,448	10,789	10,538	9%	6%
Outside equity interests		17	14	13	31%	21%
Total shareholders’ equity		11,465	10,803	10,551	9%	6%

Derivative financial instruments	16
Contingent liabilities	17

(1).         Includes bills held in portfolio (Sep 2002: $1,453 million; Mar 2002: $1,021 million; Sep 2001: $1,933 million) which are part of net advances

(2).       Excludes notional goodwill of $883 million included in the net carrying value of the INGA joint venture.

(3).         Includes interest revenue receivable (Sep 2002: $941 million; Mar 2002: $985 million; Sep 2001: $1,310 million)

The notes appearing on pages 77 - 120 form an integral part of these financial statements

STATEMENT OF CHANGES IN EQUITY

	Half year Sep 02	Half year Mar 02	Movt Sep 02 v. Mar 02	Full year Sep 02	Full year Sep 01	Movt Sep 02 v. Sep 01
	$M	$M	%	$M	$M	%
Share capital
Balance at start of period	5,234	5,259	—	5,259	5,402	-3%
Ordinary share	n/a
Dividend reinvestment plan	48	46	4%	94	86	9%
Group employee share acquisition scheme	26	29	-10%	55	65	-15%
Group share option scheme	41	16	large	57	21	large
Small shareholder voluntary top up scheme	—	—	n/a	—	12	-100%
New issues	—	—	n/a	—	16	-100%
Share buyback	—	—	n/a	—	(495)	-100%
Retranslation of preference shares	(35)	(116)	-70%	(151)	152	n/a
Total share capital	5,314	5,234	2%	5,314	5,259	1%
Foreign currency translation reserve
Balance at start of period	72	215	-67%	215	18	large
Currency translation adjustments, net of hedges after tax	45	(143)	n/a	(98)	197	n/a
	117	72	63%	117	215	-46%
General reserve
Balance at start of period	271	322	-16%	322	588	-45%
Transfers (to) from retained profits	(34)	(51)	-33%	(85)	(266)	-68%
	237	271	-13%	237	322	-26%
Asset revaluation reserve	31	31	—	31	31	—
Capital reserve	149	149	—	149	149	—
Total reserves	534	523	2%	534	717	-26%
Retained profits
Balance at start of period	5,032	4,562	10%	4,562	3,607	26%
Net profit attributable to members of the Company	1,272	1,050	21%	2,322	1,870	24%
Total available for appropriation	6,304	5,612	12%	6,884	5,477	26%
Transfers from (to) reserves	34	51	-33%	85	266	-68%
Ordinary share dividends provided for or paid	(681)	(571)	19%	(1,252)	(1,062)	18%
Preference share dividends paid	(57)	(60)	-5%	(117)	(119)	-2%
Retained profits at end of period	5,600	5,032	11%	5,600	4,562	23%
Total shareholders’ equity attributable to members of the Company	11,448	10,789	6%	11,448	10,538	9%

The notes appearing on pages 77 - 120 form an integral part of these financial statements

CONSOLIDATED STATEMENT OF CASH FLOWS

	Note	Half year Sep 02 Inflows (Outflows)	Half year Mar 02 Inflows (Outflows)	Full year Sep 02 Inflows (Outflows)	Full year Sep 01 Inflows (Outflows)
		$M	$M	$M	$M
Cash flows from operating activities
Interest received		5,137	5,011	10,148	11,054
Dividends received		3	—	3	75
Fees and other income received		1,397	1,522	2,919	2,783
Interest paid		(2,638)	(2,729)	(5,367)	(6,703)
Personnel expenses paid		(958)	(942)	(1,900)	(1,827)
Premises expenses paid		(134)	(134)	(268)	(253)
Other operating expenses paid		(972)	(921)	(1,893)	(1,775)
Income taxes paid
Australia		(162)	(515)	(677)	(613)
Overseas		(101)	(75)	(176)	(210)
GST paid		3	(31)	(28)	(53)
Net (increase) decrease in trading securities		(667)	(363)	(1,030)	(629)
Net cash provided by operating activities	18	908	823	1,731	1,849
Cash flows from investing activities
Net decrease(increase)
Liquid assets - greater than three months		(736)	294	(442)	1,755
Due from other financial institutions		292	262	554	909
Regulatory deposits		(53)	90	37	(27)
Loans and advances		(5,964)	(3,477)	(9,441)	(4,829)
Shares in controlled entities and associates		1	(2)	(1)	(36)
Investment securities
Purchases		(840)	(1,133)	(1,973)	(4,005)
Proceeds from sale or maturity		(140)	1,698	1,558	3,630
Controlled entities and associates
Purchased (net of cash acquired)		(981)	(69)	(1,050)	(36)
Proceeds from sale (net of cash disposed)		—	—	—	—
Premises and equipment
Purchases		(172)	(213)	(385)	(452)
Proceeds from sale		70	31	101	127
Recovery from NHB litigation		-	248	248
Other		(313)	514	201	(1,226)
Net cash (used in) investing activities		(8,836)	(1,757)	(10,593)	(4,190)
Cash flows from financing activities
Net (decrease)increase
Due to other financial institutions		2,423	(3,634)	(1,211)	(826)
Deposits and other borrowings		6,753	2,399	9,152	890
Payables and other liabilities		(529)	891	362	581
Bonds and notes
Issue proceeds		2,162	2,376	4,538	7,542
Redemptions		(1,768)	(1,751)	(3,519)	(2,878)
Loan capital
Issue proceeds		259	500	759	—
Redemptions		(191)	(398)	(589)	(244)
Decrease in outside equity interests		1	—	1	(1)
Dividends paid		(581)	(597)	(1,178)	(1,028)
Share capital issues		68	44	112	114
Share buyback		—	—	—	(495)
Net cash provided by financing activities		8,597	(170)	8,427	3,655
Net cash provided by operating activities		908	823	1,731	1,849
Net cash (used in) investing activities		(8,836)	(1,757)	(10,593)	(4,190)
Net cash provided by financing activities		8,597	(170)	8,427	3,655
Net (decrease)increase in cash and cash equivalents		669	(1,104)	(435)	1,314
Cash and cash equivalents at beginning of period		7,352	9,071	9,071	6,462
Foreign currency translation on opening balances		(96)	(615)	(711)	1,295
Cash and cash equivalents at end of period	18	7,925	7,352	7,925	9,071

The notes appearing on pages 77 - 120 form an integral part of these financial statements

NOTES TO THE FINANCIAL STATEMENTS

1.                  Accounting policies

These consolidated financial statements:

•             should be read in conjunction with the Annual Financial Report of the Group for the year ended 30 September 2002 and with any public announcements made by the Group and its controlled entities during the year ended 30 September 2002 in accordance with the continuous disclosure obligations under the Corporations Act 2001.

•             are made out in accordance with the Corporations Act 2001, applicable Accounting Standards, Urgent Issues Group Consensus Views and other mandatory reporting requirements.

•             do not include all notes of the type normally included in the annual financial report.

•             have been prepared in accordance with the historical cost convention, as modified by the revaluation of trading instruments and life insurance assets and liabilities and the deemed cost of properties.

Where necessary, amounts shown for previous periods have been reclassified to facilitate comparison.

The accounting policies followed in preparing these consolidated financial statements are the same as those to be applied in the 30 September 2002 Annual Financial Report.

Critical Accounting Policies

The Group prepares its consolidated financial statements in accordance with Australian Accounting Standards and other authoritative accounting pronouncements.  However, notwithstanding the existence of relevant accounting standards, there are a number of critical accounting treatments, which include complex or subjective decisions or assessments.  The Group requires all such applications of judgement to be reviewed and agreed by Group Finance, and where the impact is material, the accounting treatment be reviewed during the audit process by the Group’s external auditors.  All material changes to accounting policy are approved by the Audit Committee of the Board.

Historical changes

No change has been made to any of the critical accounting policies or their related methodologies over the last 3 years.

A brief discussion of critical accounting policies, and their impact on the Group, follows:

Economic Loss Provisioning

Description and Significance

Each month the Group recognises an expense for credit losses based on the expected long term loss ratio for each part of the loan portfolio.  The monthly charge is transferred to the General Provision which is maintained to cover losses inherent within the Group’s existing loan portfolio.

The method used by the Group for determining this monthly expense charge is referred to as ‘economic loss provisioning’ (ELP).  The Group uses ELP models to calculate the expected loss by considering:

•             the history of credit loss for each type and risk grade of lending; and

•             the size, composition and risk profile of the current loan portfolio.

Ongoing reviews

The Group regularly reviews the assumptions used in the ELP models.  These reviews are conducted in recognition of the subjective nature of ELP methodology.  Methodologies are updated as improved analysis becomes available. In addition, the robustness of outcomes is reviewed considering the Group’s actual loss experience, and losses sustained by other banks operating in similar markets.

To the extent that credit losses are not consistent with previous loss patterns used to develop the assumptions within the ELP methodology, the existing General Provision may be determined to be either in excess of or insufficient to cover credit losses not yet specifically identified.  As a result of the reassessments, ELP charge levels may be periodically increased or decreased with a direct impact on profitability.

As part of its review of the ELP model outputs, the Group also regularly evaluates the overall level of the General Provision.  The Group is required, by APRA prudential standards, to have policies which cover the level of General Provisions that are needed to absorb estimated losses inherent in the credit portfolio.  In some limited circumstances, the assessment of the inherent losses in the portfolio may require an additional charge to profits to ensure the adequacy of the General Provision.  The Group considers it appropriate to maintain its General Provision in excess of the APRA guidelines.

Quantification of Sensitivity

For 2002, the balance of the General Provision of $1,496 million (Sep 2001: $1,386 million) represents 1.1% (Sep 2001: 1.0%) of risk weighted assets.

Specifically identified credit losses net of recoveries during the year were $728 million (Sep 2001: $520 million).  During the same period, the average charge to profit for ELP was 0.43% of average net lending assets (Sep 2001: 0.38%).

During the year an additional provision for bad debts of $250 million, identified as part of the regular review process, was added to the general provision to restore its balance to an appropriate level.  Also, recognising the unexpected default experience on international exposures, an additional ELP charge of $72 million has been recognised at the Group level.

Specific Provisioning

Description and Significance

The Group maintains a specific provision for doubtful debts arising from its exposure to organisations and credit counterparties.

The Group’s ELP provisioning methodology is used to estimate the extent of losses inherent within the loan book.  Once a specific doubtful debt loss is identified as being probable, its value is transferred from the General Provision to the Specific Provision.  Specific provisioning methodology applies when the full recovery of one of the Group’s exposures is identified as being doubtful resulting in the creation of a specific provision equal to the full amount of the expected loss plus any enforcement/recovery expenses.

Recoveries resulting from excess specific provisions arising when actual losses are determined to be less than the amount provided for within the specific provision are transferred back to the General Provision.

Quantification of Sensitivity

The recognition of losses has an impact on the size of the General Provision rather than directly impacting profit.  However, to the extent that the General Provision is drawn down beyond a prudent amount it will be restored through a transfer from the current year’s earnings.  The amount of draw down from the General Provision to the Specific Provision during the year was $788 million (Sep 2001: $595 million).

Deferred acquisition costs, software assets and deferred income

Description and Significance

The Group recognises assets and liabilities that represent:

•             Capitalised expenses - direct costs from the acquisition of interest earning assets;

•             Software assets - direct costs incurred in developing software systems; and

•             Deferred income - liabilities representing income received in advance of services performed.

Capitalised expenses - Initially, expenses related to the acquisition of interest earning assets are recognised as part of the cost of acquiring the asset and written-off as an adjustment to its yield over its expected life.  For assets subject to prepayment, expected life is determined on the basis of the historical behaviour of the asset portfolio, taking into account prepayments.  Commissions paid to third party mortgage brokers are an example of expenditure that is deferred and amortised over the expected average life of a mortgage of 4 years.

Software assets - Costs incurred in acquiring and building software and computer systems are capitalised as fixed assets and expensed as depreciation over periods of between 3 and 5 years except for the branch front end applications where 7 years is used.  The carrying value of these assets is subject to a ‘recoverable amount test’ to determine their value to the Group.  If it is determined that the value of the asset is less than its ‘book’ value, the asset is written down to the recoverable amount.  Costs incurred in planning or evaluating software proposals, or in maintaining systems after implementation, are not capitalised.

Deferred income - Income received in advance of the Group’s performance of services or in advance of having been earned, is initially recorded as a liability.  Once the recognition criteria are met, it is then recognised as income.

Quantification of Sensitivity

Deferred acquisition costs - At 30 September, the Group’s assets included $289 million (Sep 2001: $258 million) in relation to costs incurred in acquiring interest earning assets.  During the year, amortisation of $132 million (Sep 2001: $121 million) was recognised as an adjustment to the yield earned on interest earning assets.

Software assets - At 30 September, the Group’s fixed assets included $419 million (Sep 2001: $303 million) in relation to costs incurred in acquiring and developing software.  During the year, depreciation expense of $50 million (Sep 2001: $22 million) was recognised and $24 million (Sep 2001: $14 million) was written off in relation to software assets.  The software depreciation expense will increase going forward, as projects are completed following a period of above average project activity which has replaced significant parts of the Group’s core infrastructure.  The Group anticipates that software depreciation will exceed $90 million in 2003.  Consistent with US accounting rules on software capitalisation only costs incurred during configuration, coding and installation stages are capitalised.  Administrative, preliminary project and post implementation costs including determining performance requirements, vendor selection and training costs are expensed as incurred.  Capitalisation by major project is shown on page 10.

Deferred income - At 30 September, the Group’s liabilities included $128 million (Sep 2001: $131 million) in relation to income received in advance.  This income is comprised of 2 components: (1) fees received for services not yet completed; and (2) profit made on an interest rate swap that was hedging future payments (years 2004 and forward) on the Group’s preference shares.  Under Australian Accounting Standards, this profit is deferred and recognised when the hedged transaction occurs, or immediately if the hedged transaction is no longer expected to occur.  As the Group presently plans to retain the preference shares, recognition of the income from the hedging transaction is deferred.

The balances of deferred assets at 30 September were:

	Deferred acquisition costs		Software Assets		Deferred Income
	2002	2001	2002	2001	2002	2001
	$m	$m	$m	$m	$m	$m
Personal Banking & Wealth	—	—	177	142	—	1
Corporate Banking	—	—	17	16	4	5
Investment Banking	27	39	—	—	11	11
Consumer Finance	—	—	45	30	—	—
Mortgages	73	57	27	17	—	—
Asset Finance	189	162	29	31	—	1
Small to Medium Business	—	—	6	3	—	—
Other	—	—	118	64	113	113
Total	289	258	419	303	128	131

Derivatives and Hedging

Description and Significance

The Group buys and sells derivatives as part of its trading operations and to hedge its interest rate risk, foreign exchange risk and equity risks (in the INGA joint venture).  The derivative instruments used to hedge the Group’s exposures include:

•             swaps;

•               forward rate agreements;

•               futures;

•               options; and

•               combinations of the above instruments.

Accounting treatment - In accordance with the requirements of Australian Accounting Standards, derivative instruments entered into for the purpose of hedging are accounted for on the same basis as the underlying exposures or risks.

Derivative instruments entered into to hedge exposures that are not recorded at fair value do not have their fair values recorded in the Group’s Statement of Financial Position (per AGAAP).

Exposures hedged by derivatives not recorded at their fair value include risks related to:

•               revenues from foreign operations;

•               structured lending transactions;

•               lending assets; and

•               funding liabilities.

Hedge accounting is only applied when the hedging relationship is identified at the time the Group enters into the hedging derivative transaction.  If a hedge ceases to be effective, the hedging derivative transaction will be recognised at fair value.  Gains and losses on derivative instruments not carried at their fair value amounts are recognised at the same time as the gain or loss on the hedged exposure is booked.

Movements in the value of foreign exchange contracts that are hedging overseas operations are not recognised as income or expenses.  Instead these movements are recognised in the Foreign Currency Translation Reserve together with the net difference arising from the translation of the overseas operation.

Fair value determination - Derivatives entered into as part of the Group’s trading operations are carried at their fair values with any change in fair value being immediately recognised as part of trading income.  Where liquid markets exist, fair value is based on quoted market prices.  For certain complex or illiquid derivative instruments, it may be necessary to use projections, estimates and models to determine fair value.  In addition, judgemental factors such as the need for credit adjustments, liquidity and other valuation adjustments affect the reported fair value amounts of derivatives.

Special purpose and off balance sheet vehicles

The Group may invest in or establish special purpose companies, or vehicles (SPVs), to enable it to undertake specific types of transactions.  Where the Group controls such vehicles, they are consolidated into the Group financial results.

Certain SPVs may be set up by the Group to facilitate Group strategic aims, or to assist with structured transactions for clients.  The accounting treatment of each SPV is assessed using existing Australian guidance, with reference also to International and US accounting standards where specific issues are yet to be addressed in Australia. The table below summarises the main types of SPVs that are not consolidated into the Group, the reason for their establishment, and the key risks associated with them.

Type of Special Purpose Vehicle (SPV)	Reason for establishment	Key Risks	SPV Assets
			$m
Securitisation vehicles	Assets are transferred to a SPV, which funds the purchase by issuing securities. Enables ANZ or customers to increase diversity of funding sources.	ANZ may manage securitisation vehicles, service assets in a vehicle and provide liquidity support, and retains the risks associated with the provision of these services. Credit and market risks associated with the underlying assets are not retained by ANZ. ANZ may also provide other services (eg. swaps, credit guarantees), for which ANZ earns a fee at commercial rates.	6,992

Structured finance entities	These entities are set up to assist with the structuring of client financing.	ANZ may retain liquidity risk, if it provides liquidity support to the vehicle. ANZ may also manage these vehicles.	1,968

Managed funds	These funds invest in specified investments on behalf of clients.	The ANZ/INGA joint venture, as manager of the funds, exposes ANZ to operational risk and reputational risk.	26,642

2. Income

	Half year Sep 02	Half year Mar 02	Movt Sep 02 v. Mar 02	Full year Sep 02	Full year Sep 01	Movt Sep 02 v. Sep 01
	$M	$M	%	$M	$M	%

Interest income	4,650	4,387	6%	9,037	10,251	-12%
Interest expense	(2,597)	(2,422)	7%	(5,019)	(6,418)	-22%
Net interest income	2,053	1,965	4%	4,018	3,833	5%

Interest spread and net interest average margin (%)
Gross interest spread	2.34	2.28	n/a	2.31	2.15	n/a
Interest forgone on impaired assets	(0.03)	(0.04)	n/a	(0.04)	(0.06)	n/a
Net interest spread	2.31	2.24	n/a	2.27	2.09	n/a
Interest attributable to net non-interest bearing items	0.48	0.51	n/a	0.50	0.68	n/a
Net interest average margin	2.79	2.75	n/a	2.77	2.77	n/a
Average interest earning assets ($M)	147,880	143,948	3%	145,920	139,301	5%

2002 result

Net interest income at $4,018 million was 5% ($185 million) higher than last year.

Gross spread increased in all geographic regions due largely to:

•    Improved margins in most asset based businesses

•    Strong asset & liability management earnings

•    Higher proportion of retail funding

Interest forgone on impaired assets reduced with cash interest receipts continuing from the majority of the large overseas corporate non-accrual loans, while non-accrual loans in Asia  have significantly reduced.

The interest benefit from non-interest bearing items reduced due to the significant decline in interest rates that occurred last year, and a reduction in the volume of net non-interest bearing items.

Features of the second half

Net interest income at $2,053 million is 4% ($88 million) higher than the March 2002 half year.

Gross spreads increased in:

•               Overseas markets as liability rates reduced, and low yielding assets matured.

•               New Zealand with higher retail deposit volumes

Offset in:

•               Australia with reduced margins in asset based businesses, particularly Mortgages and Consumer Finance. Margins in deposit based businesses have improved.

Interest forgone on impaired assets reduced with lower non-accrual volumes in Asia, and significant interest recoveries on large overseas impaired assets.

The benefit from non-interest bearing items reduced slightly with declining interest rates overseas offsetting the benefit from increasing interest rates in Australia.

	Half year Sep 02	Half year Mar 02	Movt Sep 02 v. Mar 02	Full year Sep 02	Full year Sep 01	Movt Sep 02 v. Sep 01
	$M	$M	%	$M	$M	%
Interest income	4,650	4,387	6%	9,037	10,251	-12%
Other operating income
Fee income
Lending	459	417	10%	876	787	11%
Other, commissions(1)	599	597	—	1,196	1,105	8%
Total fee income	1,058	1,014	4%	2,072	1,892	10%
Other income
Foreign exchange earnings	181	184	-2%	365	348	5%
Profit on trading instruments	26	33	-21%	59	63	-6%
Life insurance margin on services			n/a			n/a
operating income (page 84)	14	85	-84%	99	190	-48%
Profit on sale of strategic investment	—	—	n/a	—	99	-100%
Net profit before tax from sale of business to ING joint venture	174	—	n/a	174	—	n/a
Writedown of equity investments	—	—	n/a	—	(84)	-100%
Hedge of TrUEPrs(2) Cash Flows	37	35	6%	72	27	large
Profit (loss) from associated entities	16	13	23%	29	(25)	n/a
Profit from ING joint venture	2	—	n/a	2	—	n/a
Other	53	45	18%	98	63	56%
Total other income	503	395	27%	898	681	32%
Total other operating income	1,561	1,409	11%	2,970	2,573	15%
Total income	6,211	5,796	7%	12,007	12,824	-6%

(1).         Includes commissions from funds management business

(2).         Preference shares are issued via the TrUEPrs structure

Other operating income, at $2,970 million, was 15% ($397 million) higher than last year.  Excluding the impact of the sale of the funds management business into the joint venture with ING, other operating income increased by 12%.  The increase was largely driven by a significant increase in fee income, the improved result from equity accounted associated entities and increased income from the hedge of TrUEPrs cash flows.

Other operating income in the September 2002 half year, at $1,561 million, was 11% ($152 million) higher than the March 2002 half year.  Excluding the impact from the sale of the funds management business into the joint venture with ING, other operating income increased by 4% driven by growth in fee income.  Lending fee income increasing by 10%, largely due to increased fee income from lending transactions in Global Institutional Banking and seasonal refinancing at the end of the tax year.  Non-lending fees were flat with higher cards transaction volumes offset by a decrease in Personal Banking, associated with the introduction of lower cost transaction accounts.

Margin on Services

	Half year Sep 02	Half year Mar 02	Movt Sep 02 v. Mar 02	Full year Sep 02	Full year Sep 01	Movt Sep 02 v. Sep 01
	$M	$M	%	$M	$M	%
Life insurance margin on services operating income
Premium and related revenue	92	609	-85%	701	1,600	-56%
Investment revenue	(25)	263	n/a	238	20	large
Claims expense and Insurance policy liabilities expense	(53)	(787)	-93%	(840)	(1,430)	-41%
	14	85	-84%	99	190	-48%

The September 2002 half year included one month prior to the sale of the Life Insurance business to the INGA joint venture.

3. Operating expenses

	Half year Sep 02	Half year Mar 02	Movt Sep 02 v. Mar 02	Full year Sep 02	Full year Sep 01	Movt Sep 02 v. Sep 01
	$M	$M	%	$M	$M	%
Personnel
Employee taxes
Fringe benefits tax	14	17	-18%	31	40	-23%
Payroll tax	33	33	—	66	60	10%
Pension fund	51	52	-2%	103	93	11%
Provision for employee entitlements	20	12	67%	32	31	3%
Salaries and wages	557	577	-3%	1,134	1,124	1%
Other	186	162	15%	348	327	6%
Total personnel expenses	861	853	1%	1,714	1,675	2%
Premises
Amortisation of leasehold improvements	7	7	—	14	15	-7%
Depreciation of buildings and integrals	9	8	13%	17	18	-6%
Rent	80	81	-1%	161	152	6%
Utilities and other outgoings	49	43	14%	92	89	3%
Other	5	10	-50%	15	11	36%
Total premises expenses	150	149	1%	299	285	5%
Computer
Computer contractors	15	19	-21%	34	44	-23%
Data communications	33	29	14%	62	49	27%
Depreciation and amortisation	75	65	15%	140	108	30%
Rentals and repairs	27	32	-16%	59	61	-3%
Software purchased	53	52	2%	105	82	28%
Other	12	12	—	24	20	20%
Total computer expenses	215	209	3%	424	364	16%
Other
Advertising and public relations	47	51	-8%	98	106	-8%
Amortisation of goodwill	10	10	—	20	17	18%
Audit fees	2	1	100%	3	3	—
Depreciation of furniture and equipment	17	18	-6%	35	42	-17%
Freight and cartage	19	17	12%	36	32	13%
Loss on disposal of premises and equipment	1	1	—	2	5	-60%
Non-lending losses, frauds and forgeries	28	23	22%	51	45	13%
Postage	24	23	4%	47	42	12%
Professional fees	54	43	26%	97	114	-15%
Stationery	25	25	—	50	52	-4%
Telephone	23	30	-23%	53	70	-24%
Travel	42	35	20%	77	79	-3%
Other	26	58	-55%	84	75	12%
Total other expenses	318	335	-5%	653	682	-4%
Restructuring	31	32	-3%	63	86	-27%
Operating expenses excluding NHB recovery	1,575	1,578	—	3,153	3,092	2%

Recovery from NHB litigation	—	(248)	-100%	(248)	—	n/a
Total operating expenses	1,575	1,330	18%	2,905	3,092	-6%

Employees (FTE) - Permanent	21,380	21,508	-1%	21,380	21,403	—
Employees (FTE) - Temporary	1,102	1,229	-10%	1,102	1,098	—
Total employees	22,482	22,737	-1%	22,482	22,501	—

Operating expenses excluding the NHB recovery increased by 2% ($61 million) compared to the year ended September 2001.  Excluding the impact from the sale of the funds management businesses to the joint venture with INGA and the NHB recovery, operating expenses increased by 4%.  This increase reflected performance related salary increases, higher rent charges, increased software purchases and amortisation, offset by reductions from purchasing initiatives.

Operating expenses in the September 2002 half year, excluding the NHB recovery, were flat compared with the March 2002 half year.  Excluding both the impact from the sale of the funds management businesses into the joint venture with INGA and the NHB recovery, operating expenses increased by 2%.  This increase was largely driven by:

•               Personnel expenses increasing by 3% mainly due to salary increases from the EBA agreement during the second half, offset by a small reduction in staff numbers.

•               Premises costs increasing by 1% mainly due to increased expenditure on repairs and maintenance.

•               Computer costs increasing by 5% due to higher software amortisation charges as new systems became operational

•               Other expenses increasing by 2% due to higher professional fees, travel and non-lending losses, offset by reductions from purchasing initiatives.

4. Income tax expense

	Half year Sep 02	Half year Mar 02	Movt Sep 02 v. Mar 02	Full year Sep 02	Full year Sep 01	Movt Sep 02 v. Sep 01
	$M	$M	%	$M	$M	%
Operating profit before income tax	1,730	1,493	16%	3,223	2,783	16%
Prima facie income tax at 30% (2001: 34%)	519	448	16%	967	946	2%
Tax effect of permanent differences
Overseas tax rate differential	12	12	—	24	2	large
Rebateable and non-assessable dividends	(6)	(5)	20%	(11)	(32)	-66%
Other non-assessable income	(19)	(20)	-5%	(39)	(36)	8%
Life insurance accounting	(3)	10	n/a	7	18	-61%
Writedown of investments	—	—	n/a	—	27	-100%
NHB settlement tax rate differential	—	15	-100%	15	—	n/a
Sale of business to ING joint venture	(48)	—	n/a	(48)	—	n/a
Other	(3)	(16)	-81%	(19)	(18)	6%
	452	444	2%	896	907	-1%
Income tax (over) under provided in prior years	5	(3)	n/a	2	4	-50%
Total income tax expense on profit	457	441	4%	898	911	-1%
Australia	336	347	-3%	683	716	-5%
Overseas	121	94	29%	215	195	10%
	457	441	4%	898	911	-1%
Effective tax rate	26.4%	29.5%	-11%	27.9%	32.7%	-15%

The Group’s effective tax rate for the September 2002 half decreased 3% from the March 2002 half largely due to roll-over relief which shields from tax the capital gain arising on the sale of businesses to the joint venture with INGA. This, coupled with the 4% reduction in the Australian corporate tax rate, were the main reasons for the Group’s effective tax rate decreasing 4.8% from last year.

5.                  Dividends

	Half year Sep 02	Half year Mar 02	Movt Sep 02 v. Mar 02	Full year Sep 02	Full year Sep 01	Movt Sep 02 v. Sep 01
	$M	$M	%	$M	$M	%
Dividend per ordinary share(1) (cents)
Interim (fully franked)	n/a	39	n/a	39	33	18%
Final (fully franked)	46	n/a	n/a	46	40	15%

Ordinary share dividend(1) ($M)
Interim dividend	n/a	583	n/a	583	491	19%
Proposed final dividend	692	n/a	n/a	692	595	16%
Bonus option plan adjustment	(11)	(12)	-8%	(23)	(24)	-4%
Total	681	571	19%	1,252	1,062	18%

Ordinary share dividend payout ratio (%)	57.0%	58.9%	-3%	57.8%	62.0%	-7%

(1).  Excludes preference share dividend

The directors propose that a final dividend of 46 cents per share be paid on each ordinary share.  The dividend will be fully franked.

The Group has a dividend reinvestment plan and a bonus option plan.  Participation in these plans is limited to 50,000 shares in each plan.  Election notices for these plans must be received by 7 November 2002.

The proposed final dividend will be payable on 13 December 2002.  Dividends payable to shareholders resident in the United Kingdom and New Zealand will be converted to their local currency at ANZ’s daily forward exchange rate on 7 November 2002.

In 1998 the Company issued 124,032,000 preference shares which raised USD775 million (net USD748 million after costs) via Trust Securities issues.  The Trust Securities carry an entitlement to a distribution of 8% (USD400 million) or 8.08% (USD375 million).  The amounts are payable quarterly in arrears.

	Half year Sep 02	Half year Mar 02	Movt Sep 02 v. Mar 02	Full year Sep 02	Full year Sep 01	Movt Sep 02 v. Sep 01
	$M	$M	%	$M	$M	%
Preference share dividend
Dividend paid ($M)	57	60	-5%	117	119	-2%

Dividend per preference share (USD cents)	25.1	25.1	—	50.2	50.2	—

6.      Earnings per ordinary share

	Half year Sep 02	Half year Mar 02	Movt Sep 02 v. Mar 02	Full year Sep 02	Full year Sep 01	Movt Sep 02 v. Sep 01
	$M	$M	%	$M	$M	%
Number of fully paid ordinary shares on issue (M)	1,503.9	1,495.7	1%	1,503.9	1,488.3	1%

Basic
Net profit attributable to members of the Company(1) ($M)	1,215	990	23%	2,205	1,751	26%
Weighted average number of ordinary shares (M)	1,501.5	1,492.2	1%	1,496.9	1,492.1	—
Basic earnings per share (cents)	81.0	66.3	22%	147.3	117.4	25%

Diluted
Weighted average number of shares - diluted (M)	1,509.2	1,499.7	1%	1,504.5	1,496.3	1%
Diluted earnings per share (cents)	80.6	66.0	22%	146.6	117.0	25%

Adjusted Basic
Net profit attributable to members of the Company(1) ($M)	1,215	990		2,205	1,751
Significant transactions	(170)	16		(154)	—
Earnings excluding significant transactions	1,045	1,006	4%	2,051	1,751	17%
Earnings per share (cents) excluding significant transactions	69.6	67.4	3%	137.0	117.4	17%

Net profit attributable to members of the Company(1) ($M)	1,215	990		2,205	1,751
Significant transactions	(170)	16		(154)	—
Goodwill amortisation(2)	28	10		38	17
Earnings excluding significant transactions and goodwill amortisation	1,073	1,016	6%	2,089	1,768	18%
Earnings per share (cents) excluding significant transactions and goodwill amortisation	71.5	68.1	5%	139.6	118.5	18%

(1).  Excludes preference share dividend
(2).  Includes INGA joint venture notional goodwill amortisation

Statement of Financial Position

Total group assets decreased by $2.4 billion (1%) over September 2001.  The Australian dollar appreciated against major currencies, apart from the New Zealand dollar, which resulted in a reduction of $1.2 billion due to the retranslation of foreign currency assets.  The sale of the life and funds management business to the joint venture with INGA reduced assets by $4.8 billion, partly offset by the new $1.6 billion investment in the joint venture.  Unrealised gains on the revaluation of off balance sheet instruments and foreign currency bonds, notes and loan capital reduced by $3.0 billion and $2.6 billion respectively.  Excluding these items, assets grew by $7.6 billion (4%), driven mainly by housing loans.

Net Loans and Advances grew by $8.4 billion, comprising an increase of $1.6 billion in the first half and an increase of $6.8 billion in the second half.  Mortgages grew strongly by $8.9 billion during the year ($4.9 billion during the second half), in a buoyant housing market.  Corporate lending reduced in the first half, particularly overseas, but grew in Australia and New Zealand during the second half.

Trading securities increased by $1.0 billion with growth mainly in semi-government securities to meet the liquidity requirements of Continuous Linked Settlement in Australia.

Liquid assets and amounts due from financial institutions decreased by $1.4 billion, reflecting the high liquidity levels that were maintained at 30 September 2001, following the September 11 terrorist attacks.

Total group liabilities decreased by $3.3 billion (2%) over September 2001.  The Australian dollar appreciation caused liabilities to decrease by $1.8 billion and the sale of the life and funds management business reduced liabilities by $4.5 billion.  There was also a reduction of $3.3 billion in unrealised losses on revaluation of off balance sheet instruments.  Excluding these items, total liabilities increased by $6.3 billion (4%) over the year, driven mainly by deposit growth.

Deposits and other borrowings increased by $8.4 billion.  Significant growth occurred in certificates of deposit, term deposits and interest bearing savings accounts, offset by a reduction in US commercial paper.  There was an increase of $7.7 billion in the second half mainly in interest bearing accounts and term deposits.

The growth in deposits reduced the funding requirement from other sources, including the amounts due to financial institutions, which decreased by $1.8 billion.

7.      Investment securities

	As at Sep 02	As at Mar 02	As at Sep 01	Movt Sep 02 v. Sep 01	Movt Sep 02 v. Mar 02
	$M	$M	$M	%	%

Total book value	3,609	2,716	3,487	3%	33%

Total market value	3,611	2,712	3,489	3%	33%

8.      Net loans and advances

	As at Sep 02	As at Mar 02	As at Sep 01	Movt Sep 02 v. Sep 01	Movt Sep 02 v. Mar 02
	$M	$M	$M	%	%

Australia
Term loans - housing	52,381	47,812	43,969	19%	10%
Term loans - non housing	31,420	30,511	31,381	—	3%
Lease finance/hire purchase	10,706	10,519	10,599	1%	2%
Overdrafts	3,151	2,752	2,430	30%	14%
Credit card outstandings	3,888	3,604	3,352	16%	8%
Other	992	751	724	37%	32%
	102,538	95,949	92,455	11%	7%
New Zealand
Term loans - housing	9,796	9,384	9,394	4%	4%
Term loans - non housing	6,460	6,157	6,154	5%	5%
Lease finance/hire purchase	852	765	739	15%	11%
Overdrafts	619	596	707	-12%	4%
Credit card outstandings	462	425	409	13%	9%
Other	908	1,140	902	1%	-20%
	19,097	18,467	18,305	4%	3%
Overseas markets
Term loans - housing	323	297	320	1%	9%
Term loans - non housing	11,938	12,518	14,291	-16%	-5%
Lease finance/hire purchase	469	557	642	-27%	-16%
Overdrafts	860	625	579	49%	38%
Credit card outstandings	108	79	70	54%	37%
Other	16	15	28	-43%	7%
	13,714	14,091	15,930	-14%	-3%
Total gross loans and advances(1)(2)	135,349	128,507	126,690	7%	5%
Less:
Provisions for doubtful debts	(2,081)	(2,135)	(1,886)	10%	-3%
Income yet to mature	(1,208)	(1,105)	(1,147)	5%	9%
Total net loans and advances(1)(2)	132,060	125,267	123,657	7%	5%

(1).       Bills held in portfolio, $1,453 million (Mar 2002: $1,021 million; Sep 2001: $1,933 million) are included in trading securities

(2).       Securitised mortgages outstanding $1,925 million (Mar 2002: $2,240 million; Sep 2001: $2,649 million) not included in net loans and advances

Net loans and advances grew by $8.4 billion, comprising an increase of  $1.6 billion in the first half and an increase of $6.8 billion in the second half.

The first half increase was primarily due to growth in Australian housing loans.  Australia also experienced growth in overdrafts and credit card receivables.  The growth in domestic markets was partly offset by a decrease in corporate lending, particularly in the UK.

Strong mortgage growth in Australia was the main reason for the significant increase in lending in the second half year.   Australia also saw steady growth in non-housing loans, overdrafts and credit card receivables in a more favourable credit environment.  Lending growth in New Zealand is due to an appreciation in the NZD in the September half year.  Growth in credit card outstandings has offset a reduction in corporate lending, while housing loan volumes have remained flat.  Total lending overseas decreased in the second half, mainly due to the repayment of corporate loans in the UK.  This was partly offset by growth in overdrafts and credit card receivables in overseas markets.

9.      Impaired assets

Provision for doubtful debts

The charge for doubtful debts was determined under economic loss provisioning principles (ELP) and represents the expected average annual loss on principal over the economic cycle for the current risk profile of the lending portfolio.  The ELP charge was $610 million for the September 2002 year as compared to $531 million for the September 2001 year.  In addition to the standard modelled ELP charge, a further $72 million has been provided centrally recognising the continuing uncertainty in the international economic outlook.  The charge is based on moving the credit profile of our structured finance portfolio down one grade on our internal rating scale (equivalent to increasing the expected default percentage in the ELP calculation by approximately 150%), to reflect the high incidence of downgrade and default evident in the portfolio.

The September 2002 year charge as a percentage of average net lending assets was 43 basis points, representing a 5 basis point increase on the level reported for the September 2001 year.

Actual loss experience or net specific provisions for the year to 30 September totalled $728 million, an increase of $208 million over the year to 30 September 2001.  Of the 2002 charge 43% was due to losses on 2 large accounts in the United Kingdom and Americas portfolios.  The Australian and New Zealand portfolios actually reduced over the year by $153 million due to lower large single name and consumer losses.

At 30 September 2002, the general provision was strong and stood at $1,496 million, a surplus of $446 million over the tax effected 0.5% of risk weighted assets guidelines indicated by the Australian Prudential Regulation Authority.  Following an assessment of the general provision balance, a special provision for doubtful debts of $250 million was charged in the first half.  Our economic loss provisioning models recognise that the general provision balance must be regularly reviewed, and in rare situations, increased to cover unusual events.

Non-accrual loans

Gross non-accrual loans decreased to $1,203 million from $1,260 million at September 2001 mainly due to a reduction in the Australia and New Zealand portfolios offset by increased non accruals in the Overseas markets.  New non-accruals of $1,285 million were booked of which 52% were in Australia and New Zealand and 48% in Overseas Markets, principally in the Americas and the United Kingdom.

The majority of the new non-accruals in the Overseas markets were due to a small number of accounts in the Americas and the United Kingdom, the most high profile being Enron and Marconi.

The Group is well provided with a specific provision coverage ratio of 48%.  Net non-accruals are $628 million (Sep 2001: $770 million) and represents 5.5% of shareholders’ equity at September 2002.

Corporate Businesses Risk profile

The Corporate lending risk profile remained relatively stable over the year.  Continued improvement in the domestic corporate portfolios as a result of a continued focus on credit quality was offset over the year by increased high risk and non accrual exposures in the offshore Investment banking portfolios.  Increased high risk and non-accruals exposures in the offshore portfolios was mainly due to a small number of large value customers in the United Kingdom and the Americas.

Grade	Mar 01	Sep 01	Mar 02	Sep 02
B+ to CCC	3.1%	3.4%	3.1%	2.9%
CCC and lower	1.3%	1.5%	1.9%	1.7%
ELP Rate	0.38%	0.38%	0.39%	0.40%

Internal credit ratings have been mapped to equivalent external credit grades in this table

The two industry sectors that emerged as problems during 2002 were power and telecommunications.

Power industry exposure

Approximately 68% of ANZ’s exposure to the power industry is investment grade.  Recently, the US power industry has undergone some specific sectoral stress following market deregulation and ensuing expansions.  In this regard, ANZ has been adversely affected by a small number of single name exposures (most notably Enron).

Telecommunication industry exposure

Many foreign Telecommunications companies have been exposed to high levels of debt in creating what now amounts to industry overcapacity.  In this regard, ANZ has been adversely affected by its exposures to Marconi and one other customer.  Half of the limits are Australian and New Zealand based, and 83% are investment grade.

Australian and New Zealand Industry Exposure

	As at Sep 02	As at Mar 02	As at Sep 01
Industry
Real Estate Operators and Developers	7.4%	7.6%	8.2%
Manufacturing	6.6%	7.0%	7.4%
Retail Trade	4.0%	4.1%	4.2%
Wholesale Trade	2.8%	2.9%	3.5%
Agriculture	2.6%	2.8%	2.8%
Business Services	2.3%	2.3%	2.6%
Finance - Other	2.2%	2.4%	2.2%
Finance Banks, Building Societies, Authorised Money Markets	2.3%	2.4%	2.2%
Transport & Storage	2.1%	2.1%	2.1%
Accommodation, Clubs, Pubs, Cafes & Restaurants	2.0%	2.0%	1.9%
Utilities	1.6%	1.5%	1.6%
Construction	1.2%	1.3%	1.3%
Health & Community Services	1.2%	1.1%	1.2%
Mining	1.0%	1.0%	1.3%
Cultural & Recreational Services	1.1%	1.2%	1.0%
Personal & Other Services	0.4%	0.4%	0.5%
Forestry & Fishing	0.4%	0.4%	0.4%
Communication Services	0.4%	0.3%	0.3%
Education	0.2%	0.2%	0.2%
Finance - Insurance & Superannuation	0.2%	0.2%	0.2%
Government Administration & Defence	0.2%	0.1%	0.2%
Consumer	57.8%	56.7%	54.7%
Total	100%	100%	100%

	As at Sep 02	As at Mar 02	As at Sep 01	Movt Sep 02 v. Sep 01	Movt Sep 02 v. Mar 02
	$M	$M	$M	%	%

Summary of impaired assets
Non-accrual loans	1,203	1,357	1,260	-5%	-11%
Restructured loans	1	1	1	—	—
Unproductive facilities	54	144	41	32%	-63%
Gross impaired assets	1,258	1,502	1,302	-3%	-16%
Less specific provisions:
Non-accrual loans	(575)	(524)	(490)	17%	10%
Unproductive facilities	(10)	(65)	(10)	—	-85%
Net impaired assets	673	913	802	-16%	-26%

Non-accrual loans
Non-accrual loans	1,203	1,357	1,260	-5%	-11%
Specific provisions	(575)	(524)	(490)	17%	10%
Total net non-accrual loans	628	833	770	-18%	-25%

Before specific provisions
Australia	523	688	792	-34%	-24%
New Zealand	37	34	80	-54%	9%
Overseas markets	643	635	388	66%	1%
Total non-accrual loans	1,203	1,357	1,260	-5%	-11%

After specific provisions
Australia	315	367	492	-36%	-14%
New Zealand	17	17	48	-65%	—
Overseas markets	296	449	230	29%	-34%
Total net non-accrual loans	628	833	770	-18%	-25%

	As at Sep 02	As at Mar 02	As at Sep 01

	$M	$M	$M
Restructured loans

Australia	1	1	1
New Zealand	—	—	—
Overseas markets	—	—	—
	1	1	1

Other real estate owned (OREO)	—	—	—

In the event of customer default, any loan security is held as mortgagee in possession and therefore the Group does not hold any other real estate owned assets.

Unproductive facilities
Australia	34	34	34
New Zealand	—	—	1
Overseas markets	20	110	6
Gross unproductive facilities	54	144	41
Specific provision
Australia	4	—	3
New Zealand	—	—	1
Overseas markets	6	65	6
Specific provision	10	65	10
Net unproductive facilities	44	79	31

The following amounts are not classified as impaired assets and therefore are not included within the summary on page 97.

Accruing loans past due 90 days or more
Australia	176	220	277
New Zealand	25	51	63
Overseas markets	15	7	11
	216	278	351

Past dues further decreased this half to $216 million. The reduction was due to continued improvement in consumer credit management and collection activities.

Further analysis on non-accrual loans at 30 September 2002 and interest and/or other income received during the period is as follows:

	Gross balance outstanding	Specific provision	Interest and/or other income received
	$M	$M

Non-accrual loans
Without provisions
Australia	78	—	4
New Zealand	7	—	1
Overseas markets	46	—	10
	131	—	15
With provisions and no, or partial, performance(1)
Australia	436	204	5
New Zealand	30	20	2
Overseas markets	353	337	5
	819	561	12
With provisions and full performance(1)
Australia	9	4	1
New Zealand	—	—	—
Overseas markets	244	10	1
	253	14	2
Total non-accrual loans	1,203	575	29
Restructured loans	1	—	—
Unproductive facilities	54	10	—
Total	1,258	585	29

(1). A loan’s performance is assessed against its contractual repayment schedule

Interest and other income forgone on impaired assets

The following table shows the estimated amount of interest and other income forgone, net of interest recoveries, on average impaired assets during the period.

	Half year Sep 02	Half year Mar 02	Full year Sep 02	Full year Sep 01
	$M	$M	$M	$M
Gross interest and other income receivable on non-accrual loans, restructured loans and unproductive facilities
Australia	27	23	50	47
New Zealand	2	1	3	12
Overseas markets	12	18	30	67
Total gross interest and other income receivable on impaired assets	41	42	83	126
Interest and other income received
Australia	(4)	(6)	(10)	(20)
New Zealand	(2)	(1)	(3)	(4)
Overseas markets	(12)	(4)	(16)	(14)
Total interest income and other income received	(18)	(11)	(29)	(38)
Net interest and other income forgone
Australia	23	17	40	27
New Zealand	—	—	—	8
Overseas markets	—	14	14	53
Total net interest and other income forgone	23	31	54	88

10. Provisions for doubtful debts

	Half year Sep 02	Half year Mar 02	Movt Sep 02 v. Mar 02	Full year Sep 02	Full year Sep 01	Movt Sep 02 v. Sep 01
	$M	$M	%	$M	$M	%
General provision
Balance at start of period	1,546	1,386	12%	1,386	1,373	1%
Adjustment for exchange rate fluctuations	3	(25)	n/a	(22)	2	n/a
Charge to statement of financial performance	309	551	-44%	860	531	62%
Transfer to specific provision	(395)	(393)	1%	(788)	(595)	32%
Recoveries	33	27	22%	60	75	-20%
Total general provision	1,496	1,546	-3%	1,496	1,386	8%
Specific provision
Balance at start of period	589	500	18%	500	709	-29%
Adjustment for exchange rate fluctuations	5	(11)	n/a	(6)	30	n/a
Bad debts written off	(404)	(293)	38%	(697)	(834)	-16%
Transfer from general provision	395	393	1%	788	595	32%
Total specific provision	585	589	-1%	585	500	17%
Total provisions for doubtful debts	2,081	2,135	-3%	2,081	1,886	10%

	As at Sep 02	As at Mar 02	As at Sep 01	Movt Sep 02 v. Sep 01	Movt Sep 02 v. Mar 02
	$M	$M	$M	%	%
Specific provision balance
Australia	211	321	303	-30%	-34%
New Zealand	20	17	33	-39%	18%
Domestic Markets	231	338	336	-31%	-32%
Overseas markets	354	251	164	large	41%
Total specific provision	585	589	500	17%	-1%
General provision	1,496	1,546	1,386	8%	-3%
Total provisions for doubtful debts	2,081	2,135	1,886	10%	-3%

	Half year Sep 02	Half year Mar 02	Movt Sep 02 v. Mar 02	Full year Sep 02	Full year Sep 01	Movt Sep 02 v. Sep 01
	$M	$M	%	$M	$M	%
Provision movement analysis
New and increased provisions
Australia	181	242	-25%	423	562	-25%
New Zealand	25	29	-14%	54	67	-19%
UK	204	10	large	214	9	large
USA	22	163	-86%	185	12	large
Other overseas markets	15	7	large	22	26	-15%
	447	451	-1%	898	676	33%
Provision releases	(52)	(58)	-10%	(110)	(81)	36%
	395	393	—	788	595	32%
Recoveries of amounts previously written off	(33)	(27)	22%	(60)	(75)	-20%
Net specific provisions	362	366	-1%	728	520	40%
Net credit to general provision	(53)	185	n/a	132	11	large
Charge to statement of financial performance	309	551	-44%	860	531	62%

New and increased non accrual loans
Australia	248	329	-25%	577	967	-40
New Zealand	58	39	49%	97	160	-39
UK	21	344	-94%	365	65	large
USA	122	99	23%	221	60	large
Other overseas markets	12	13	-8%	25	105	-76
Total new non accrual loans	461	824	-44%	1,285	1,357	-5

11. Capital adequacy

		As at Sep 02	As at Mar 02	As at Sep 01	Movt Sep 02 v. Sep 01	Movt Sep 02 v. Mar 02
		$M	$M	$M	%	%
	Qualifying capital
	Tier 1
	Total shareholders’ equity and outside equity interests	11,465	10,803	10,551	9%	6%
Less:	Asset revaluation reserve	(31)	(31)	(31)	—	—
	Accumulated retained profits of insurance and funds management entities	(48)	—	—	n/a	n/a
	Unamortised goodwill	(158)	(165)	(115)	37%	-4%
	Investment in ANZ Lenders Mortgage Insurance	(27)	(18)	(18)	50%	50%
	Tier 1 capital	11,201	10,589	10,387	8%	6%
	Tier 2
	Asset revaluation reserve	31	31	31	—	—
	Perpetual subordinated notes	1,027	1,053	1,140	-10%	-2%
	General provision for doubtful debts(1)	1,007	1,045	950	6%	-4%
		2,065	2,129	2,121	-3%	-3%
	Subordinated notes(2)	1,872	2,017	2,436	-23%	-7%
	Tier 2 capital	3,937	4,146	4,557	-14%	-5%
	Deductions
	Investment in Funds Management entities	44	608	567	-92%	-93%
	Investment in joint venture with ING	1,592	—	—	n/a	n/a
	Other	67	49	37	81%	37%
	Total deductions	1,703	657	604	large	large
	Total qualifying capital	13,435	14,078	14,340	-6%	-5%
	Ratios (%)
	Inner Tier 1	6.9%	6.8%	6.4%	8%	1%
	Tier 1	7.9%	7.8%	7.5%	6%	1%
	Tier 2	2.8%	3.1%	3.3%	-15%	-9%
		10.7%	10.9%	10.7%	—	-2%
	Less: Deductions	(1.2)%	(0.5)%	(0.4)%	large	large
	Total	9.5%	10.4%	10.3%	-8%	-9%
	Adjusted common equity(3)	5.7%	6.3%	5.9%	-3%	-9%
	Risk weighted assets	141,390	135,418	139,129	2%	4%

(1). Excluding attributable future income tax benefit

(2). For capital adequacy calculation purposes, subordinated note issues are reduced each year by 20% of the original amount during the last five years to maturity

(3). Inner Tier 1, less deductions (refer page 11)

The Group’s capital position reduced to 9.5% as a result of investment in the INGA joint venture. The total capital ratio is well above APRA’s minimum guide line ratio of 8%.

Inner Tier 1 and Tier 1 ratios increased during the two half years through growth in retained earnings. Reduction in ACE was driven by investment in the joint venture, however ACE remains at the top of our target range of 5.25% to 5.75%.

Goodwill increase in the first half relates to acquisitions in the Pacific region.

The reduction in Tier 2 ratio is due to maturity of subordinated debt.

12. Share capital and options

Issued and quoted securities

	Number quoted	Issue price per share		Amount paid up per share
Ordinary shares
Total at 30 September 2002	1,503,886,082
Issued during year	15,618,937
Preference shares
Total at 30 September 2002	124,032,000	$	US6.25	$	US6.25

	Half year Sep 02	Half year Mar 02	Full year Sep 02	Full year Sep 01
	$M	$M	$M	$M
Operating profit as a% of shareholder’s equity including preference shares at end of period	22.2%	19.5%	20.3%	17.7%

Options	Number issued	Exercise price	Expiry date
On issue	2,565	$11.45	22/01/2003
	325,000	$9.51	23/02/2003
	71,501	$0.00	24/10/2003
	250,000	$8.97	27/10/2003
	195,000	$10.34	10/12/2003
	500,000	$17.52	31/12/2003
	10,000	$10.41	27/01/2004
	82,000	$11.44	24/03/2004
	23,421	$0.00	24/04/2004
	1,852,500	$11.20	1/06/2004
	2,500	$11.26	6/06/2004
	150,000	$11.30	11/07/2004
	900,000	$9.94	26/10/2004
	750,000	$11.49	31/12/2004
	750,000	$14.78	31/12/2004
	100,000	$10.63	30/01/2005
	500,000	$17.20	31/12/2006
	1,050,000	$10.11	22/02/2007
	350,000	$10.20	7/03/2007
	447,500	$11.81	23/05/2007
	200,000	$12.23	6/06/2007
	75,000	$12.75	25/09/2007
	2,373,258	$14.34	21/11/2007
	2,676,000	$14.63	7/02/2008
	4,510,025	$14.92	20/02/2008
	75,000	$15.47	26/02/2008
	50,000	$15.66	6/03/2008
	3,604,752	$13.70	24/04/2008
	194,800	$13.70	6/05/2008
	453,500	$15.33	31/05/2008
	76,000	$16.49	20/08/2008
	84,000	$16.81	26/08/2008
	50,000	$17.05	23/10/2008
	4,399,250	$17.05	24/10/2008
	20,000	$18.21	25/02/2009
	4,821,805	$18.75	24/04/2009
	145,000	$19.27	13/05/2009
	297,970	$19.27	27/06/2009
	17,000	$17.90	21/07/2009

Options	Number issued	Exercise price	Expiry date
Issued during current year	72,524	$0.00	24/10/2003
	44,861	$0.00	24/04/2004
	500,000	$17.20	31/12/2006
	7,500	$11.81	23/05/2007
	3,000	$15.33	31/05/2008
	2,250	$16.81	26/08/2008
	50,000	$17.05	23/10/2008
	4,569,425	$17.05	24/10/2008
	500,000	$17.52	31/12/2008
	20,000	$18.21	25/02/2009
	4,886,255	$18.75	24/04/2009
	145,000	$19.27	13/05/2009
	301,970	$19.27	27/06/2009
	17,000	$17.90	21/07/2009

Options	Number issued	Exercise price	Expiry date
Exercised during current year	11,915	$8.76	30/01/2002
	9,635	$8.76	13/02/2002
	150,000	$8.76	1/06/2002
	500,000	$11.39	1/10/2002
	500,000	$12.11	1/10/2002
	36,959	$11.45	22/01/2003
	600,000	$9.51	23/02/2003
	50,000	$10.64	21/06/2003
	100,000	$8.93	1/10/2003
	625,000	$8.97	27/10/2003
	310,000	$10.34	10/12/2003
	150,000	$10.44	23/02/2004
	63,000	$11.44	24/03/2004
	812,500	$11.20	1/06/2004
	25,000	$11.29	4/07/2004
	120,000	$10.11	22/02/2007
	30,000	$11.81	22/05/2007
	165,000	$11.81	23/05/2007
	60,000	$11.64	26/05/2007
	121,000	$14.34	21/11/2007
	172,500	$14.63	7/02/2008
	213,750	$14.92	20/02/2008
	153,600	$13.70	24/04/2008
	6,850	$13.70	6/05/2008
	16,500	$15.33	31/05/2008
	6,750	$16.81	26/08/2008
	81,375	$17.05	24/10/2008
	12,256	$18.75	24/04/2009

Options	Number issued	Exercise price	Expiry date
Lapsed during current year	199	$8.76	30/01/2002
	50,000	$8.93	1/10/2003
	1,023	$0.00	24/10/2003
	10,000	$11.44	24/03/2004
	21,440	$0.00	24/04/2004
	57,500	$11.20	1/06/2004
	15,000	$11.81	23/05/2007
	10,000	$12.75	25/09/2007
	16,000	$14.34	21/11/2007
	142,500	$14.63	7/02/2008
	164,000	$14.92	20/02/2008
	97,900	$13.70	24/04/2008
	5,200	$13.70	6/05/2008
	19,500	$15.33	31/05/2008
	5,250	$16.81	26/08/2008
	88,800	$17.05	24/10/2008
	52,194	$18.75	24/04/2009
	4,000	$19.27	27/06/2009

NOTES TO THE FINANCIAL STATEMENTS

13. Average Balance Sheet and related interest

Averages used in the following tables are predominantly daily averages. Interest income figures are presented on a tax-equivalent basis. Non-accrual loans are included under the interest earning asset category, “loans, advances and bills discounted”. Intragroup interest earning assets and interest bearing liabilities are treated as external assets and liabilities for the geographic segments.

Full Year Average Balance Sheet

	Full year Sep 02			Full year Sep 01
	Ave bal	Int	Rate	Ave bal	Int	Rate
	$M	$M	%	$M	$M	%

Interest earning assets
Due from other financial institutions
Australia	653	26	3.9%	858	47	5.5%
New Zealand	570	26	4.6%	589	34	5.7%
Overseas markets	2,404	69	2.9%	2,326	133	5.7%
Investments in public securities
Australia	5,384	259	4.8%	4,517	254	5.6%
New Zealand	1,253	55	4.4%	1,690	103	6.1%
Overseas markets	1,550	82	5.3%	1,613	114	7.1%
Loans, advances and bills discounted
Australia	95,846	6,273	6.5%	90,028	6,694	7.4%
New Zealand	18,129	1,363	7.5%	17,258	1,466	8.5%
Overseas markets	14,195	627	4.4%	15,087	986	6.5%
Other assets
Australia	1,463	17	1.2%	1,475	98	6.7%
New Zealand	1,349	83	6.1%	1,109	69	6.3%
Overseas markets	3,124	179	5.7%	2,751	276	10.0%
Intragroup assets
Overseas markets	9,525	211	2.2%	12,358	536	4.3%
	155,445	9,270		151,659	10,810
Intragroup elimination	(9,525)	(211)		(12,358)	(536)
	145,920	9,059	6.2%	139,301	10,274	7.4%

Non-interest earning assets
Acceptances
Australia	14,556			15,421
Overseas markets	152			249
Premises and equipment	1,349			1,264
Other assets	18,189			19,957
Provisions for doubtful debts
Australia	(1,805)			(1,742)
New Zealand	(176)			(166)
Overseas markets	(58)			(156)
	32,207			34,827
Total assets	178,127			174,128

Interest bearing liabilities
Time deposits
Australia	20,741	937	4.5%	19,395	1,081	5.6%
New Zealand	8,894	456	5.1%	8,411	519	6.2%
Overseas markets	15,113	417	2.8%	13,156	658	5.0%
Savings deposits
Australia	10,964	245	2.2%	9,623	269	2.8%
New Zealand	3,113	76	2.4%	2,832	89	3.1%
Overseas markets	449	7	1.5%	353	7	2.0%
Other demand deposits
Australia	23,397	792	3.4%	20,456	872	4.3%
New Zealand	1,903	78	4.1%	1,621	82	5.0%
Overseas markets	704	11	1.6%	809	20	2.5%
Due to other financial institutions
Australia	942	49	5.2%	434	31	7.2%
New Zealand	514	17	3.3%	481	20	4.2%
Overseas markets	7,399	180	2.4%	10,224	539	5.3%
Commercial paper
Australia	3,888	178	4.6%	5,275	310	5.9%
Overseas markets	3,641	73	2.0%	5,408	274	5.1%
Borrowing corporations’ debt
Australia	6,097	316	5.2%	6,108	365	6.0%
New Zealand	1,472	88	6.0%	1,334	88	6.6%
Loan capital, bonds and notes
Australia	15,639	756	4.8%	12,397	733	5.9%
New Zealand	441	30	6.8%	399	29	7.2%
Overseas markets	540	15	2.7%	600	35	5.9%
Other liabilities(1)
Australia	1,463	165	n/a	1,938	169	n/a
New Zealand	117	98	n/a	108	160	n/a
Overseas markets	37	33	n/a	47	66	n/a
Intragroup Liabilities
Australia	6,778	128	1.9%	8,763	395	4.5%
New Zealand	2,747	83	3.0%	3,595	141	3.9%
	136,993	5,228		133,767	6,952
Intragroup elimination	(9,525)	(211)		(12,358)	(536)
	127,468	5,017	3.9%	121,409	6,416	5.3%

Non-interest bearing liabilities
Deposits
Australia	3,925			3,713
New Zealand	873			883
Overseas markets	597			432
Acceptances
Australia	14,556			15,421
Overseas markets	152			249
Other liabilities	19,634			21,917
	39,737			42,615
Total liabilities	167,205			164,024

(1). Includes foreign exchange swap costs

Half Year Average Balance Sheet

	Half year Sep 02			Half year Mar 02
	Ave bal	Int	Rate	Ave bal	Int	Rate
	$M	$M	%	$M	$M	%

Interest earning assets
Due from other financial institutions
Australia	470	8	3.4%	837	18	4.4%
New Zealand	595	14	4.7%	545	12	4.3%
Overseas markets	2,354	31	2.6%	2,454	38	3.1%
Investments in public securities
Australia	5,875	145	4.9%	4,890	114	4.7%
New Zealand	1,247	28	4.5%	1,259	27	4.2%
Overseas markets	1,668	39	4.7%	1,431	43	5.9%
Loans, advances and bills discounted
Australia	98,154	3,254	6.6%	93,525	3,001	6.5%
New Zealand	18,512	711	7.7%	17,744	652	7.4%
Overseas markets	13,065	292	4.5%	15,331	335	4.4%
Other assets
Australia	1,721	12	1.4%	1,204	22	3.7%
New Zealand	1,349	46	6.8%	1,349	37	5.5%
Overseas markets	2,870	81	5.6%	3,379	98	5.8%
Intragroup assets
Overseas markets	9,343	103	2.2%	9,708	108	2.2%
	157,223	4,764		153,656	4,505
Intragroup elimination	(9,343)	(103)		(9,708)	(108)
	147,880	4,661	6.3%	143,948	4,397	6.1%

Non-interest earning assets
Acceptances
Australia	14,287			14,826
Overseas markets	89			215
Premises and equipment	1,351			1,347
Other assets	16,471			19,918
Provisions for doubtful debts
Australia	(1,928)			(1,681)
New Zealand	(184)			(168)
Overseas markets	(33)			(83)
	30,053			34,374
Total assets	177,933			178,322

Interest bearing liabilities
Time deposits
Australia	22,046	506	4.6%	19,429	431	4.5%
New Zealand	9,219	240	5.2%	8,567	216	5.1%
Overseas markets	14,541	199	2.7%	15,688	218	2.8%
Savings deposits
Australia	11,338	122	2.2%	10,588	123	2.3%
New Zealand	3,176	37	2.3%	3,050	39	2.5%
Overseas markets	499	4	1.6%	399	3	1.4%
Other demand deposits
Australia	24,034	435	3.6%	22,756	357	3.1%
New Zealand	1,959	44	4.5%	1,847	34	3.7%
Overseas markets	707	5	1.4%	701	6	1.8%
Due to other financial institutions
Australia	1,000	26	5.2%	884	23	5.1%
New Zealand	507	8	3.2%	521	9	3.4%
Overseas markets	6,548	72	2.2%	8,255	108	2.6%
Commercial paper
Australia	3,711	88	4.7%	4,066	90	4.4%
Overseas markets	3,878	35	1.8%	3,403	38	2.3%
Borrowing corporations’ debt
Australia	6,217	161	5.2%	5,976	155	5.2%
New Zealand	1,578	47	5.9%	1,365	41	6.0%
Loan capital, bonds and notes
Australia	16,048	405	5.0%	15,228	351	4.6%
New Zealand	472	17	7.2%	410	13	6.4%
Overseas markets	455	6	2.6%	625	9	2.9%
Other liabilities(1)
Australia	1,757	81	n/a	1,167	84	n/a
New Zealand	87	49	n/a	147	49	n/a
Overseas markets	63	7	n/a	11	26	n/a
Intragroup liabilities
Australia	6,770	62	1.8%	6,786	66	2.0%
New Zealand	2,573	41	3.2%	2,922	42	2.9%
	139,183	2,697		134,791	2,531
Intragroup elimination	(9,343)	(103)		(9,708)	(108)
	129,840	2,594	4.0%	125,083	2,423	3.9%

Non-interest bearing liabilities
Deposits
Australia	3,795			4,056
New Zealand	860			886
Overseas markets	590			604
Acceptances
Australia	14,287			14,826
Overseas markets	89			215
Other liabilities	17,306			21,975
	36,927			42,562
Total liabilities	166,767			167,645

(1). Includes foreign exchange swap costs

	Half year Sep 02	Half year Mar 02	Full year Sep 02	Full year Sep 01
	$M	$M	$M	$M

Total average assets
Australia	130,354	130,676	130,515	126,530
New Zealand	23,379	21,831	22,607	21,925
Overseas markets	33,543	35,523	34,530	38,031
less intragroup elimination	(9,343)	(9,708)	(9,525)	(12,358)
	177,933	178,322	178,127	174,128
% of total average assets attributable to overseas activities	26.7%	26.7%	26.7%	27.3%
Total average liabilities
Australia	122,978	123,706	123,341	120,416
New Zealand	22,189	20,821	21,507	20,988
Overseas markets	30,943	32,826	31,882	34,978
less intragroup elimination	(9,343)	(9,708)	(9,525)	(12,358)
	166,767	167,645	167,205	164,024
Total average shareholders’ equity
Ordinary share capital	9,807	9,205	9,507	8,666
Preference share capital	1,359	1,472	1,415	1,438
	11,166	10,677	10,922	10,104
Total average liabilities and shareholders’ equity	177,933	178,322	178,127	174,128
% of total average liabilities attributable to overseas activities	30.3%	30.3%	30.3%	31.9%

Average interest earning assets
Australia	106,220	100,456	103,346	96,878
New Zealand	21,703	20,897	21,301	20,646
Overseas markets	29,300	32,303	30,798	34,135
less intragroup elimination	(9,343)	(9,708)	(9,525)	(12,358)
	147,880	143,948	145,920	139,301

14. Interest spreads and net interest average margins

Intragroup interest earning assets and interest bearing liabilities are treated as external assets and liabilities for the geographic segments.

	Half year Sep 02	Half year Mar 02	Full year Sep 02	Full year Sep 01
	%	%	%	%
Gross earnings rate(1)
Australia	6.42	6.30	6.36	7.32
New Zealand	7.34	6.98	7.17	8.10
Overseas markets	3.72	3.86	3.79	5.99
Total Group	6.29	6.13	6.21	7.38

Interest spread and net interest average margin may be analysed as follows:

Australia
Gross interest spread	2.42	2.45	2.44	2.35
Interest forgone on impaired assets	(0.05)	(0.03)	(0.04)	(0.03)
Net interest spread	2.37	2.42	2.40	2.32
Interest attributable to net non-interest bearing items	0.51	0.53	0.51	0.64
Net interest average margin - Australia	2.88	2.95	2.91	2.96

New Zealand
Gross interest spread	2.42	2.27	2.34	2.13
Interest forgone on impaired assets	—	—	—	(0.03)
Net interest spread	2.42	2.27	2.34	2.10
Interest attributable to net non-interest bearing items	0.48	0.47	0.48	0.54
Net interest average margin - New Zealand	2.90	2.74	2.82	2.64

Overseas markets
Gross interest spread	1.26	1.13	1.20	0.92
Interest forgone on impaired assets	0.01	(0.09)	(0.05)	(0.16)
Net interest spread	1.27	1.04	1.15	0.76
Interest attributable to net non-interest bearing items	0.21	0.29	0.25	0.55
Net interest average margin - Overseas markets	1.48	1.33	1.40	1.31

Group
Gross interest spread	2.34	2.28	2.31	2.15
Interest forgone on impaired assets	(0.03)	(0.04)	(0.04)	(0.06)
Net interest spread	2.31	2.24	2.27	2.09
Interest attributable to net non-interest bearing items	0.48	0.51	0.50	0.68
Net interest average margin - Group	2.79	2.75	2.77	2.77

(1). Average interest rate received on interest earning asset

15. Segment analysis

The following analysis shows segment revenue, total assets and result for each business segment(1).

Industry

	Half year Sep 02	Half year Mar 02	Movt Sep 02 v. Mar 02	Full year Sep 02	Full year Sep 01	Movt Sep 02 v. Sep 01
	$M	$M	%	$M	$M	%
Income
Personal Banking and Wealth Management	1,561	1,570	-1%	3,130	3,286	-5%
Corporate Banking	1,073	1,031	4%	2,104	2,430	-13%
Investment Banking	1,122	1,064	5%	2,186	2,745	-20%
Small to Medium Business	288	251	15%	539	500	8%
Mortgages	1,864	1,666	12%	3,530	3,644	-3%
Consumer Finance	454	446	2%	900	826	9%
Asset Finance	522	507	3%	1,029	1,062	-3%
Other	903	832	9%	1,736	2,010	-14%
Income from disposal of investments	174	—	n/a	174	—	n/a
Intragroup eliminations	(1,750)	(1,571)	11%	(3,321)	(3,679)	-10%

	6,211	5,796	7%	12,007	12,824	-6%
Net profit after income tax (equity standardised)
Personal Banking and Wealth Management	293	280	5%	573	526	9%
Corporate Banking	270	257	5%	527	466	13%
Investment Banking	157	154	2%	311	288	8%
Small to Medium Business	82	75	9%	157	130	21%
Mortgages	123	123	—	246	236	4%
Consumer Finance	71	78	-9%	149	99	51%
Asset Finance	54	48	13%	102	92	11%
Other	52	51	2%	103	33	large
Significant transactions	170	(16)	n/a	154	—	n/a

	1,272	1,050	21%	2,322	1,870	24%
Total Assets
Personal Banking and Wealth Management	10,635	14,335	-26%	10,635	13,597	-22%
Corporate Banking	42,822	41,896	2%	42,822	44,245	-3%
Investment Banking	25,669	25,560	—	25,669	29,851	-14%
Small to Medium Business	6,764	6,318	7%	6,764	6,013	12%
Mortgages	64,826	59,838	8%	64,826	55,901	16%
Consumer Finance	5,551	5,182	7%	5,551	4,881	14%
Asset Finance	12,410	11,992	3%	12,410	12,013	3%
Other	14,428	11,468	26%	14,428	18,992	-24%

	183,105	176,589	4%	183,105	185,493	-1%

(1). Refer definitions on page 122

Further information on business segments and Corporate Centre is shown on pages 15 to 55 of the Consolidated Results and Dividend Announcement.

16. Derivative financial instruments

Derivatives

Derivative instruments are contracts whose value is derived from one or more underlying financial instruments or indices.  They include swaps, forward rate agreements, futures, options and combinations of these instruments.  The use of derivatives and their sale to customers as risk management products is an integral part of the Group’s trading activities.  Derivatives are also used to manage the Group’s own exposure to fluctuations in exchange and interest rates as part of its asset and liability management activities.  Derivatives are subject to the same types of credit and market risk as other financial instruments, and the Group manages these risks in a consistent manner.

The following table provides an overview of the Group’s exchange rate and interest rate derivatives.  It includes all contracts, both trading and other than trading.

	30 September 2002			30 September 2001
	Notional Principal Amount	Credit Equivalent Amount	Fair Value	Notional Principal Amount	Credit Equivalent Amount	Fair Value
	$M	$M	$M	$M	$M	$M
Foreign exchange contracts
Spot and forward contracts	140,867	3,390	815	274,880	7,312	2,171
Swap agreements	23,834	1,807	(13)	34,507	3,519	959
Futures contracts(1)	337	n/a	—	—	n/a	—
Options purchased	8,779	435	272	13,586	1,068	834
Options sold(2)	11,741	n/a	(216)	13,481	n/a	(614)
Other contracts	3,046	623	456	3,776	580	363
	188,604	6,255	1,314	340,230	12,479	3,713

Interest rate and debt contractscontracts
Forward rate agreements	35,890	18	5	68,997	84	13
Swap agreements	212,765	3,491	634	278,152	3,814	519
Futures contracts(1)	26,934	n/a	(4)	97,825	n/a	(9)
Options purchased	16,118	127	88	8,067	65	76
Options sold(2)	9,244	n/a	(65)	11,766	n/a	(89)
Credit derivatives(3)	5,722	3,277	(13)	507	4	—
	306,673	6,913	645	465,314	3,967	510
	495,277	13,168	1,959	805,544	16,446	4,223

(1). Credit equivalent amounts have not been included as there is minimal credit risk associated with exchange traded futures, where the clearing house is the counterparty

(2). Options sold have no credit exposures as they represent obligations rather than assets

(3). The Group has entered structured financing transactions that expose it to the performance of certain assets under credit default swaps. The total investment of the Group in these transactions is USD 750 million

Notional principal amount is the face value of the contract and represents the volume of outstanding transactions.  Credit equivalent amount is calculated in accordance with the APRA capital adequacy guidelines and combines the aggregate value of all contracts in a positive market position plus an allowance for the potential increase in value over the remaining term of the transaction.  Fair value is the net position of contracts with positive market values and negative market values.

Market Risk

Market risk is the risk to earnings arising from changes in interest rates, currency exchange rates, or from fluctuations in bond, commodity or equity prices.

The Value at Risk (VaR) measure

A key measure of market risk is Value at Risk (“VaR”).  VaR is a statistical estimate of the likely daily loss, which is based on historical market movements.  The confidence level is such that there is 97.5% probability that the loss will not exceed the Value at Risk estimate on any given day.

The Bank’s standard VaR approach is historical simulation.  The bank calculates VaR using historical changes in market rates and prices over the previous 500 business days.

It should be noted that because VaR is driven by actual historical observations, the methodology is not an estimate of the maximum loss that the Bank could experience from an extreme market event.

Trading activities are focused on customer trading, distribution and underwriting of a range of securities and derivative instruments.  The principal activities include foreign exchange, interest rate and capital markets.  These activities are well diversified and managed on a global product basis.

Below are aggregate VaR exposures covering both physical and derivatives trading positions for the Bank’s principal trading centres.

	As at Sep 02	High for period Sep 02	Low for period Sep 02	Ave for period Sep 02	As at Sep 01	High for period Sep 01	Low for period Sep 01	Ave for period Sep 01
	$M	$M	$M	$M	$M	$M	$M	$M
Value at risk at 97.5% confidence

Foreign exchange	1.1	2.3	0.5	1.1	1.6	2.8	0.8	1.3

Interest rate	1.0	3.4	0.7	1.5	1.6	4.8	1.5	2.8

Diversification benefit	(0.6)	(1.8)	(0.2)	(0.5)	(0.3)	(2.5)	(0.4)	(0.9)
Total VaR	1.5	3.9	1.0	2.1	2.9	5.1	1.9	3.2

Hedging

In addition to customer and trading activities, the Group uses, inter alia, derivatives to manage the risk associated with its balance sheet and future revenue streams.

The table below shows the notional principal amount, credit equivalent amount and fair value of derivatives held by the Group, split between those entered into for customer-related and trading purposes and those entered into for other than trading purposes.

	30 September 2002			30 September 2001
	Notional Principal Amount	Credit Equiv. Amount	Fair Value	Notional Principal Amount	Credit Equiv. Amount	Fair Value
	$M	$M	$M	$M	$M	$M
Foreign exchange and commodities contracts
Customer-related and trading purposes	161,290	3,689	(26)	309,298	8,366	452
Balance sheet hedging purposes	27,314	2,566	1,340	30,932	4,113	3,261
	188,604	6,255	1,314	340,230	12,479	3,713

Interest rate and debt contracts
Customer-related and trading purposes	259,665	3,181	322	426,746	3,395	270
Balance sheet hedging purposes	47,008	3,732	323	38,568	572	240
	306,673	6,913	645	465,314	3,967	510
Total	495,277	13,168	1,959	805,544	16,446	4,223

17. Contingent liabilities

General

There are outstanding court proceedings, claims and possible claims against the Group, the aggregate amount of which cannot readily be quantified.  Appropriate legal advice has been obtained and, in the light of such advice, provisions as deemed necessary have been made.

Sale of Grindlays businesses

As part of the sale on 31 July 2000 of ANZ Grindlays Bank Limited and the private banking business of ANZ in the United Kingdom and Jersey, together with ANZ Grindlays (Jersey) Holdings Limited and its subsidiaries (the Grindlays businesses), to Standard Chartered Bank (SCB), ANZ provided warranties relating to those businesses.  Where it is anticipated that payments are likely under these warranties, provisions have been made to cover the anticipated liability.

In addition ANZ provided SCB and/or Grindlays with certain indemnities.  Those indemnities under which ANZ remains exposed as at 30 September 2002 are:

•                       an indemnity relating to liabilities Grindlays may incur as a result of certain claims made against Grindlays and its officers in India (the Indian Indemnity).  Details of this indemnity are set out below;

•                       an indemnity in relation to certain customer accounts written by Grindlays prior to 31 July 2000.  This indemnity covers 80% of losses emerging on accounts currently totalling up to USD 64 million; and

•                       an indemnity relating to tax liabilities of Grindlays (and its subsidiaries) and the Jersey Sub-Group to the extent to which such liabilities have not been provided for in the Grindlays accounts as at 31 July 2000.

Claims have been made under the above indemnities and also in relation to certain warranties made by ANZ at the time of sale.  Discussions are continuing on the outstanding claims; at present the Group is confident that they will have no material impact on the Group.

The Indian Indemnity requires ANZ to pay SCB for losses that Grindlays incurs as a result of certain claims that have been or may be made against Grindlays and its officers in India.  Under the terms of the Indian Indemnity, ANZ will have control of matters for which it is potentially liable.  No settlement offer can be made or paid by Grindlays without the prior agreement of ANZ.  ANZ will continue to manage these matters in the best interests of shareholders taking into account its legal obligations.

On 19 January 2002 Grindlays completed the settlement of its long running dispute with India’s National Housing Bank (NHB).  The dispute originated in 1992.  Since January 2001 the amount in dispute had been deposited with the Supreme Court of India.  Of this amount (including interest) of Rupees 16.45 billion (AUD 661 million at 19 January 2002 rates), Grindlays recovered under the terms of the settlement Indian Rupees 6.20 billion (AUD 248 million), with NHB receiving the balance.  ANZ in turn received a payment of USD 124 million from SCB under the terms of the Indian Indemnity.

ANZ remains liable for other claims under the Indian Indemnity, including in relation to the following two matters that are the subject of current proceedings involving Grindlays or its officers:

•                       In 1991, certain amounts were transferred from non-convertible Indian Rupee accounts maintained with Grindlays in India.  In making these transactions it would appear that the provisions of the Foreign Exchange Regulation Act 1973 were inadvertently not complied with.  Grindlays on its own initiative, brought these transactions to the attention of the Reserve Bank of India.  The Indian authorities have served notices on Grindlays and certain of its officers in India that could lead to possible penalties.  Grindlays has commenced proceedings in the courts contesting the validity of these notices.

•                       In July 2002, Grindlays was ordered to repay, with interest, two payments it received from a stockbroker in 1991 in connection with securities transactions.  Grindlays has commenced proceedings challenging the validity of these orders, which direct repayment of Indian Rupees 24 million (AUD $0.9 million at 30 September 2002 rates, plus interest accruing at 24% since 1991).  Since July Grindlays has been given notice of hearings in relation to a further six payments received by it in 1991 in similar circumstances totalling Indian Rupees 31 million (AUD 1.2 million at 30 September 2002 rates).

Contingent tax liability

ANZ in Australia is being audited by the Australian Taxation Office (ATO).  There are several major issues that the ATO is considering, including:

•                       Lease assignments in 1991 and 1992.  Tax assessments have been received and are being contested in the Federal Court.  Profit after tax of approximately $50 million was earned from these transactions.

•                       During the years 1996 - 2002 ANZ was involved in securities lending, equity swaps, and other similar kinds of transactions in the normal course of its business of banking.  Total profit after tax from these transactions was less than $200 million.  The ATO is reviewing these transactions.  ANZ received external advice in support of the taxation treatment of these transactions prior to commencing them.  This advice was based on the taxation law as understood at the time these transactions were undertaken, and strongly supports ANZ’s position.

•                       Sale of Grindlays in 2000.  At ANZ’s request the ATO is reviewing the taxation treatment of this transaction.  ANZ’s profit after tax from this transaction was $404 million.

Based on external advice, ANZ has assessed the likely progress of these issues, and believes that it holds appropriate provisions.

Interbank Deposit Agreement

ANZ has entered into an Interbank Deposit Agreement with the major banks in the payments system.  This agreement is a payment system support facility certified by the Australian Prudential Regulatory Authority, where the terms are such that if any bank is experiencing liquidity problems, the other participants are required to deposit equal amounts of up to $2 billion for a period of 30 days.  At the end of 30 days the deposit holder has the option to repay the deposit in cash or by way of assignment of mortgages to the value of the deposit.

18. Note to the Statement of Cash Flows

	Half year Sep 02 Inflows (Outflows)	Half year Mar 02 Inflows (Outflows)	Full year Sep 02 Inflows (Outflows)	Full year Sep 01 Inflows (Outflows)
	$M	$M	$M	$M
Reconciliation of profit after income tax to net cash provided by operating activities
Profit after income tax	1,272	1,050	2,322	1,870
Adjustments to reconcile to net cash provided by operating activities
Provision for doubtful debts	309	551	860	531
Depreciation and amortisation	117	109	226	181
Profit on sale of businesses to joint venture	(170)	—	(170)	—
Recovery from NHB litigation	—	(248)	(248)	—
Provision for restructuring and other provisions	109	139	248	300
Payments from provisions	(197)	(239)	(436)	(288)
Provision for surplus lease space	1	—	1	—
(Profit) loss on property disposals	(4)	(1)	(5)	(1)
Decrease (increase) in interest receivable	51	277	328	137
(Decrease) increase in interest payable	(41)	(307)	(348)	(285)
(Increase) decrease in trading securities	(667)	(363)	(1,030)	(629)
(Increase) decrease in net tax assets	194	(148)	46	88
Other	(66)	3	(63)	(55)
Net cash provided by operating activities	908	823	1,731	1,849
Reconciliation of cash and cash equivalents
Cash at the end of the period as shown in the statement of cash flows is reconciled to the related items in the balance sheet as follows
Liquid assets - less than 3 months	4,821	4,900	4,821	5,504
Due from other financial institutions - less than 3 months	3,104	2,452	3,104	3,567
	7,925	7,352	7,925	9,071
Non-cash financing and investment activities
Share capital issues
Dividend reinvestment plan	48	46	94	86

19. Changes in composition of the Group

Acquisition of controlled entities

There were no material controlled entities acquired during the year.

Disposal of controlled entities

On 1 May 2002, the controlled entities ANZ Life Assurance Company Limited, ANZ Managed Investments Limited and ANZ General Insurance Pty Limited were sold.  The profit before tax on disposal was $174 million ($170 million after tax).  The after-tax contribution prior to disposal was $40 million (2001: $45 million).

20. Associates, joint venture entities and investments

	Half year Sep 02	Half year Mar 02	Movt Sep 02 v. Mar 02	Full year Sep 02	Full year Sep 01	Movt Sep 02 v. Sep 01
	$M	$M	%	$M	$M	%
Aggregate associates and joint venture entities

Operating profit (loss)	18	13	39%	31	(25)	n/a

Income tax (expense) benefit	—	—	n/a	—	—	n/a
Profit (loss) after income tax	18	13	39%	31	(25)	n/a

Material contributions to profit

	Contribution to Group pre-tax profit		Ownership interest held by Group
	Full year Sep 02	Full year Sep 01	As at Sep 02	As at Sep 01
	$M	$M	%	%
Associates
PT Panin Indonesia Bank(1)	30	(28)	11	11

Joint Ventures
ING Australia Limited	2	—	49	—

Investments

E*Trade	5	(18)	35	31

(1).                            In addition the Group holds options over a further 18% of PT Panin Indonesia Bank.

21. US GAAP reconciliation

The consolidated financial statements of the Group are prepared in accordance with Generally Accepted Accounting Principles applicable in Australia (Australian GAAP) which differ in some respects from Generally Accepted Accounting Principles in the United States (US GAAP).

The following are reconciliations of the profit from ordinary activities after income tax, equity and total assets, applying US GAAP instead of Australian GAAP.

	Half year Sep 02	Half year Mar 02	Movt Sep 02 v. Mar 02	Full year Sep 02	Full year Sep 01	Movt Sep 02 v. Sep 01
	$M	$M	%	$M	$M	%
Operating profit after income tax according to Australian GAAP	1,272	1,050	21%	2,322	1,870	24%
Items having the effect of increasing (decreasing) reported income:
Employee share issue and options	3	(43)	n/a	(40)	(49)	-18%
Depreciation charged on the difference between revaluation amount and historical cost of buildings	1	1	—	2	2	—
Difference in gain or loss on disposal of properties revalued under historical cost	1	4	-75%	5	17	-71%
Deferred profit on sale and leaseback transactions	(1)	(8)	-88%	(9)	—	n/a
Amortisation of sale and leaseback gain over lease term	13	12	8%	25	23	9%
Amortisation of goodwill	6	(12)	n/a	(6)	(28)	-79%
Pension expense adjustment	8	10	-20%	18	20	-10%
Adjustment of gain and non-capitalised costs recognised on entering joint venture(1)	(205)	—	n/a	(205)	1	n/a
Provisions	—	—	n/a	—	(361)	-100%
Effect of the initial application of SFAS 133	—	—	n/a	—	11	-100%
Mark to market of non compliant derivative hedges (under SFAS 133)	107	(124)	n/a	(17)	284	n/a
Taxation on the above adjustments	(31)	33	n/a	2	7	-71%
Net income according to US GAAP	1,174	923	27%	2,097	1,797	17%
Other comprehensive income
Currency translation adjustments, net of hedges after tax	45	(143)	n/a	(98)	197	n/a
Unrealised profit(loss) on available for sale securities	1	2	-50%	3	15	-80%
Effect of the initial application of SFAS 133	—	—	n/a	—	(52)	-100%
Mark to market of cash flow hedges (under SFAS 133)	31	29	7%	60	(66)	n/a
Total comprehensive income according to US GAAP	1,251	811	54%	2,062	1,891	9%

(1).                            Australian GAAP required the INGA joint venture transaction to be accounted for at fair value.  US GAAP requires the use of historical cost for this specific transaction

22. Exchange rates

Major exchange rates used in translation of results of offshore controlled entities and branches into the Group accounts for each reporting period were as follows:

	Balance Sheet			Profit and Loss Average
	As at Sep 02	As at Mar 02	As at Sep 01	Half year Sep 02	Half year Mar 02	Full year Sep 02	Full year Sep 01
	$M	$M	$M	$M	$M	$M	$M

Great British pound	0.3477	0.3721	0.3331	0.3653	0.3589	0.3621	0.3627

United States dollar	0.5441	0.5306	0.4903	0.5494	0.5151	0.5323	0.5230

New Zealand dollar	1.1585	1.2122	1.2127	1.1747	1.2256	1.2001	1.2473

23. Significant events since balance date

There have been no significant events since 30 September 2002 to the date of this report.

APPENDIX 4B STATEMENT

The directors of Australia and New Zealand Banking Group Limited declare that the financial statements and notes of the consolidated entity set out on pages 73 to 120 are in accordance with the Corporations Act 2001, including

(a)             complying with applicable Australian Accounting Standards and other mandatory professional reporting requirements; and

(b)              giving a true and fair view of the financial position of the consolidated entity as at 30 September 2002 and of its performance as represented by the results of its operations and its cash flows, for the year ended on that date; and

(c)               confirm that the financial statements and notes of the consolidated entity set out on pages 73 to 120 are in the process of being audited; and

(d)            confirm that Australia and New Zealand Banking Group Limited has a formally constituted Audit Committee.

Signed in accordance with a resolution of the directors.

/s/ Charles Goode	/s/ John McFarlane
Charles Goode	John McFarlane
Chairman	Chief Executive Officer

24 October, 2002

DEFINITIONS

Economic loss provisioning (ELP)  charge is determined based on the expected average annual loss of principal over the economic cycle for the current risk profile of the lending portfolio.

Equity standardisation Economic Value Added (EVATM) principles are in use throughout the Group, whereby risk adjusted capital is allocated and charged against business units.  Equity standardised profit is determined by eliminating the impact of earnings on each business unit’s book capital and attributing earnings on the business unit’s risk adjusted capital.  This enhances comparability of business unit performance.  Geographic results are not equity standardised.

Impaired assets are loans or other credit facilities where there is reasonable doubt about the collectability of interest, fees (past and future) or principal outstanding, or where concessional terms have been provided because of the financial difficulties of the customer.

Net advances include gross loans and advances, acceptances and ANZ accepted bills held as part of trading securities less income yet to mature and specific provisions (for both as at and average volumes).

Net interest average margin is net interest income as a percentage of average interest earning assets.  Non-assessable interest income is grossed up to the equivalent before tax amount for the purpose of these calculations.

Net interest spread is the average interest rate received on interest earning assets less the average interest rate paid on interest bearing liabilities.  Non-assessable interest income is grossed up to the equivalent before tax amount for the purpose of these calculations.

Net non-interest bearing items, referred to in the analysis of interest spread and net interest average margin, includes shareholders’ equity, provisions for doubtful debts, and deposits not bearing interest and other liabilities not bearing interest, offset by premises and equipment and other non-interest earning assets.  Non-accrual loans are included within interest bearing loans, advances and bills discounted.

Net specific provision is the transfer from the general provision to the specific provision (representing new and increased specific provisions less specific provision releases) less recoveries.

Operating expenses exclude charge for doubtful debts.

Service Transfer Pricing is used to allocate services that are provided by central areas to each of its business units.  The objective of service transfer pricing is to remove cross-subsidies between business units, and ensure each business accounts for the costs of the services it uses.  Transfer pricing arrangements are reviewed periodically.  The basis of pricing for internal services varies from cost recovery, to market equivalent.  Changes in transfer pricing arrangements in current periods are, to the extent possible, reflected in prior period comparatives to assist comparability.

The profit and loss statement of each business unit includes net inter business unit fees and net inter business unit expenses.  This treatment is consistent with the Group’s strategy of managing along specialist business lines.  Net inter business unit fees includes intra-group receipts or payments for sales commissions.  A product business (for example, Mortgages) will pay a distribution channel (for example, Personal Banking) for product sales.  Both the payment and receipt are shown as net inter business unit fees.  Net inter business unit expenses consist of the charges made to business units for the provision of support services.  Examples of services provided include technology and payments, risk management, finance and human resources management.  Both payments by business units and receipts by service providers are shown as net inter business unit expenses.

The results of segments may include business units and a support unit.  The services provided by the support unit are allocated to the business units.  As a result of this allocation, the sum of individual profit and loss line items of the business units may not equal the corresponding line item in the profit and loss statement of the segment.

Return on asset ratios include net intra group assets which are risk weighted at 0% for return on risk weighted assets calculations.

Total advances include gross loans and advances, acceptances and ANZ accepted bills held as part of trading securities less income yet to mature (for both as at and average volumes).

Unproductive facilities comprise facilities (such as standby letters of credit, bill endorsements, documentary letters of credit, guarantees to third parties, undrawn facilities to which the Group is irrevocably committed and market related exposures) where the customer status is non-accrual.

ALPHABETICAL INDEX

Accounting policies
Appendix 4B Statement
Associates, joint venture entities and investments
Average Balance Sheet and related interest
Capital adequacy
Changes in the composition of the Group
Chief Financial Officer’s Review
Contingent liabilities
Consolidated Statement of Cash Flows
Consolidated Statement of Financial Performance
Consolidated Statement of Financial Position
Country Exposures
Definitions
Derivative Financial Instruments
Dividends
Earnings per ordinary share
Exchange rates
Financial Highlights
Five Year Summary
Highlights
Impaired assets
Income
Income tax expense
Interest spreads and net interest average margins
Investment securities
Net loans and advances
Notes to the Statement of Cash Flows
Operating expenses
Provisions for doubtful debts
Risk Management
Segment Analysis
Share capital and options
Significant events since balance date
Statement of Changes in Equity
US GAAP reconciliation

ANZ Investor Relations

Level 32, 100 Queen Street

Melbourne   Vic   3000

P hone 03 9273 4185

Fax 03 9273 4899

28 October 2002

The Manager

Company Announcements

Australian Stock Exchange

Level 10, 20 Bond Street

SYDNEY  NSW  2000

Minor amendment to commentary on page 9 of 2002 Results announcement

Australia and New Zealand Banking Group Limited advises of a minor amendment to commentary on page 9 of its 2002 Results announcement, released on 24 October 2002.

The text read:

Restructuring expenditure against the provision raised in September 2000 was $37 million in the half and $105 million for the full year (total spend to date $361 million, ie. fully utilised).

The amended text reads:

Restructuring expenditure against the provision raised in September 2000 was $68 million in the first half and $105 million in the second half (total spend to date $361 million, ie. fully utilised).

Peter Marriott
Chief Financial Officer

Company Secretary’s Office

Level 6, 100 Queen Street

Melbourne   Vic   3000

Phone 03 9273 6141

Fax 03 9273 6142

15 October 2002

The Manager

Company Announcements

Australian Stock Exchange

Level 10, 20 Bond Street

SYDNEY  NSW  2000

Dates of Annual General Meeting and the Final Dividend

Australia and New Zealand Banking Group Limited advises that the Annual General Meeting of the Company will commence at 10.00am Western Standard Time on Friday,  13 December 2002 at the Hyatt Regency Perth, 99 Adelaide Terrace, Perth, WA.

The Annual General Meeting will also be web-cast live on anz.com for the convenience of shareholders.  Full details of Annual General Meeting arrangements will be posted on anz.com and sent to shareholders with the notice of meeting shortly.

The following dates will apply for the final dividend to be paid:

Ex dividend date	31 October 2002
Record date	7 November 2002
Final dividend payment date	13 December 2002

Tim Paine
Company Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand
Banking Group Limited

(Registrant)

By:	/s/ GARRY WHITE
Garry White
Assistant Company Secretary

Date	8 November 2002